MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis (MD&A) dated March 1, 2023 is provided to enable readers to assess the results of operations, liquidity, and capital resources of AltaGas Ltd. ("AltaGas", the "Company" or the "Corporation") as at and for the year ended December 31, 2022. This MD&A should be read in conjunction with the accompanying audited Consolidated Financial Statements and notes thereto of AltaGas as at and for the year ended December 31, 2022.
The Consolidated Financial Statements and comparative information have been prepared in accordance with United States (U.S.) generally accepted accounting principles (U.S. GAAP) and in Canadian dollars, unless otherwise indicated. Throughout this MD&A, references to GAAP refer to U.S. GAAP and dollars refer to Canadian dollars, unless otherwise indicated.
Abbreviations, acronyms and capitalized terms used in this MD&A without express definition shall have the same meanings given to those terms in the MD&A as at and for the year ended December 31, 2022 or the Annual Information Form for the year ended December 31, 2022.

This MD&A contains forward-looking information (forward-looking statements). Words such as "may", "can", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "aim", "seek", "propose", "contemplate", "estimate", "focus", "strive", "forecast", "expect", "project", "target", "potential", "objective", "continue", "outlook", "vision", "opportunity" and similar expressions suggesting future events or future performance, as they relate to the Corporation or any affiliate of the Corporation, are intended to identify forward-looking statements. In particular, this MD&A contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Specifically, such forward-looking statements included in this document include, but are not limited to, statements with respect to the following: AltaGas' belief in the role and importance of global resource exports; expected timing, process and outcomes of AltaGas' CEO succession plan; 2023 strategic priorities; AltaGas' belief in the role and importance of the Blythe Energy Center in meeting California's power needs and reliability on the power grid; expectation of 2023 annual consolidated normalized EBITDA of approximately $1.5 to $1.6 billion; anticipated 2023 normalized earnings per share of approximately $1.85 to $2.05; assumed effective tax rate of approximately 22 percent in 2023; expectation that the Utilities segment will contribute approximately 57 to 61 percent of normalized EBITDA for 2023; expected growth drivers of normalized EBITDA in the Utilities segment; expectation that the Midstream segment will contribute approximately 39 to 43 percent of normalized EBITDA for 2023; drivers of expected growth in the Midstream segment; expected higher normalized EBITDA from the Corporate/Other segment in 2023; expected growth drivers of 2023 normalized earnings per share; AltaGas' expectation of an active 2023 hedging program and anticipated outcomes therefrom; the percentage of AltaGas' expected 2023 frac exposed volumes that are hedged; the percentage of AltaGas' expected 2023 global export volumes that are tolled or financially hedged; AltaGas' 2023 Midstream Hedge Program quarterly estimates; estimated impact of changes in commodity prices, exchange rates, and weather on normalized annual EBITDA; expected invested capital expenditures of approximately $1.0 billion in 2023, including approximately $90 million of discretionary Midstream capital which was deferred from 2022 to 2023; anticipated segment allocation and focus of capital expenditures in 2023; expectation for 2023 committed capital program to be funded through internally-generated cash flow, asset sales including the Alaska Utilities Disposition, and normal course borrowings on existing committed credit facilities; the estimated cost, status and expected in-service dates for growth capital projects in the Midstream and Utilities businesses; anticipated annual average capital spending at SEMCO Gas from 2021 to 2025; AltaGas' pursuit of opportunities and its long-term objectives in the Utilities segment, including among other things, RNG and lower carbon investments, anticipated rate base growth of 8 to 10 percent annually through 2027, and ensuring energy affordability for its customers; the percentage of contracted volumes expected to be shipped from Ferndale and RIPET in 2023; anticipated in-service date for the Mountain Valley pipeline and completion date of MVP Southgate; expected timing and outcomes of the Harmattan carbon capture opportunity; AltaGas' pursuit of opportunities and its long-term objectives in the Midstream segment, including among other things, increase export volumes and throughput, advance ESG initiatives, goals and opportunities, and mitigate commodity, volume and counterparty risk; expected filing, procedure and decision dates for rate cases in the Utilities business; timing of material regulatory filings, proceedings and decisions in the Utilities business; objectives and expected results from AltaGas'

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commodity price contract strategies by segment; future changes in accounting policies and adoption of new accounting standards; and expected in-service date of the VLGCs currently under construction.

These statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events and achievements to differ materially from those expressed or implied by such statements. Such statements reflect AltaGas’ current expectations, estimates, and projections based on certain material factors and assumptions at the time the statement was made. Material assumptions include: effective tax rate of approximately 22 percent, U.S./Canadian dollar exchange rates; inflation; interest rates, credit ratings, regulatory approvals and policies; expected commodity supply, demand and pricing; volumes and rates; propane price differentials; degree day variance from normal; pension discount rate; financing initiatives; the performance of the businesses underlying each sector; impacts of the hedging program; weather; frac spread; access to capital; future operating and capital costs; timing and receipt of regulatory approvals; seasonality; planned and unplanned plant outages; timing of in-service dates of new projects and acquisition and divestiture activities; taxes; operational expenses; returns on investments; dividend levels; and transaction costs.
AltaGas’ forward-looking statements are subject to certain risks and uncertainties which could cause results or events to differ from current expectations, including, without limitation: risks related to conflict in Eastern Europe; health and safety risks; operating risks; infrastructure; natural gas supply risks; volume throughput; service interruptions; transportation of petroleum products; market risk; inflation; general economic conditions; cyber security, information, and control systems; climate-related risks; environmental regulation risks; regulatory risks; litigation; changes in law; Indigenous and treaty rights; dependence on certain partners; political uncertainty and civil unrest; decommissioning, abandonment and reclamation costs; reputation risk; weather data; capital market and liquidity risks; interest rates; internal credit risk; foreign exchange risk; debt financing, refinancing, and debt service risk; counterparty and supplier risk; technical systems and processes incidents; growth strategy risk; construction and development; underinsured and uninsured losses; impact of competition in AltaGas' businesses; counterparty credit risk; composition risk; collateral; rep agreements; market value of common shares and other securities; variability of dividends; potential sales of additional shares; labor relations; key personnel; risk management costs and limitations; commitments associated with regulatory approvals for the acquisition of WGL; cost of providing retirement plan benefits; failure of service providers; risks related to pandemics, epidemics or disease outbreaks, including COVID-19; and the other factors discussed under the heading "Risk Factors" in the Corporation’s Annual Information Form for the year ended December 31, 2022 (AIF) and set out in AltaGas’ other continuous disclosure documents.
Many factors could cause AltaGas' or any particular business segment's actual results, performance or achievements to vary from those described in this MD&A, including, without limitation, those listed above and the assumptions upon which they are based proving incorrect. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this MD&A as intended, planned, anticipated, believed, sought, proposed, estimated, forecasted, expected, projected or targeted and such forward-looking statements included in this MD&A, should not be unduly relied upon. The impact of any one assumption, risk, uncertainty, or other factor on a particular forward-looking statement cannot be determined with certainty because they are interdependent and AltaGas’ future decisions and actions will depend on Management’s assessment of all information at the relevant time. Such statements speak only as of the date of this MD&A. AltaGas does not intend, and does not assume any obligation, to update these forward-looking statements except as required by law. The forward-looking statements contained in this MD&A are expressly qualified by these cautionary statements.
Financial outlook information contained in this MD&A about prospective financial performance, financial position, or cash flows is based on assumptions about future events, including economic conditions and proposed courses of action, based on AltaGas Management's assessment of the relevant information currently available. Readers are cautioned that such financial outlook information contained in this MD&A should not be used for purposes other than for which it is disclosed herein.
Additional information relating to AltaGas, including its quarterly and annual MD&A and Consolidated Financial Statements, Annual Information Form, and press releases are available through AltaGas' website at www.altagas.ca or through SEDAR at www.sedar.com.

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AltaGas Business Overview and Organization

AltaGas is a leading energy infrastructure company that connects customers and markets to affordable and reliable sources of energy. The Company operates a diversified, lower-risk, high-growth energy infrastructure business that is focused on delivering resilient and durable value for its stakeholders. AltaGas has three reporting segments - Utilities, Midstream, and Corporate/Other.

Utilities Segment

AltaGas' Utilities segment owns and operates franchised, cost-of-service, rate-regulated natural gas distribution and storage utilities that are focused on providing safe, reliable, and affordable energy to its customers. Prior to the close of the sale of the Alaska Utilities Disposition, AltaGas' Utilities provided energy to approximately 1.7 million residential and commercial customers in 2022 with an average rate base of approximately US$5.2 billion.

Subsequent to the Alaska Utilities Disposition, the Utilities segment includes two utilities that operate across four major U.S. jurisdictions:

▪Washington Gas, which is the Company’s largest operating utility that serves approximately 1.2 million customers across Maryland, Virginia and the District of Columbia; and
▪SEMCO Energy, which delivers essential energy to approximately 325,000 customers in Southern Michigan and Michigan’s Upper Peninsula.

The Utilities business also includes other storage facilities and contracts for interstate natural gas transportation and storage services, as well as WGL Energy Services, an affiliated retail energy marketing business, which sells natural gas and electricity directly to residential, commercial, and industrial customers located in Maryland, Virginia, Delaware, Pennsylvania, Ohio, and the District of Columbia.

Midstream Segment

AltaGas’ Midstream segment is a leading North American platform that connects customers and markets. From wellhead to tidewater, the Company is focused on providing its customers with safe and reliable service and connectivity that facilitates the best outcomes for their businesses. This includes global market access for North American Liquified Petroleum Gases (LPGs), which provides North American producers and aggregators with attractive netbacks for propane and butane while delivering diversity of supply and supporting stronger energy security in Asia.

Throughout AltaGas’ Midstream operations, the Company believes it is playing a vital role within the larger energy ecosystem that keeps the global economy moving forward and is powering the possible within our society, and doing so in a safe, reliable and affordable manner.

AltaGas’ Midstream platform is heavily focused on the Montney resource play in Northeastern B.C. and centers around global exports, which is where the Company believes the market is headed for resource development over the long-term. AltaGas also operates a broader set of midstream infrastructure assets across the Western Canadian Sedimentary Basin (WCSB) and select regions in the U.S., which are all focused on connecting customers and markets in the most efficient manner possible.

There are three core pillars to AltaGas’ Midstream platform that are integral to each other and facilitate the Company’s wellhead to tidewater and beyond value chain. These include:

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▪Global Exports, which includes AltaGas’ two LPG export terminals where the Company has capacity to export up to 150,000 Bbl/d of propane and butane to key markets in Asia;
▪Natural Gas Gathering, Processing and Extraction, which includes 1.2 Bcf/d of extraction processing capacity and approximately 1.1 Bcf/d of raw field gas processing capacity, which is heavily focused on the Montney; and
▪Fractionation and Liquids Handling platform, which includes 65 MBbl/d of fractionation capacity and a sizable liquids handling footprint that operates under the AltaGas and Petrogas banners.

The Midstream segment also consists of natural gas and NGL marketing business, domestic logistics, trucking and rail terminals, and approximately 3.2 million barrels of liquid storage capability through a network of underground salt caverns through the Company’s Strathcona Storage JV with ATCO Energy Solutions Ltd, as well as AltaGas’ 10 percent interest in the Mountain Valley Pipeline (MVP).

Corporate/Other Segment

AltaGas’ Corporate/Other segment consists of the Company’s corporate activities and a small portfolio of gas-fired power generation and distribution assets capable of generating 508 MW of power primarily in the state of California.

Subsidiary Entities

The businesses of AltaGas are operated by the Company and a number of its subsidiaries including, without limitation, AltaGas Services (U.S.) Inc., AltaGas Utility Holdings (U.S.) Inc., WGL Holdings, Inc. (WGL), Wrangler 1 LLC, Wrangler SPE LLC, Washington Gas Resources Corp., WGL Energy Services, Inc. (WGL Energy Services), and SEMCO Holding Corporation; in regard to the Utilities business, Washington Gas Light Company (Washington Gas), Hampshire Gas Company, and SEMCO Energy, Inc. (SEMCO); and in regard to the Midstream business, AltaGas Extraction and Transmission Limited Partnership, AltaGas Pipeline Partnership, AltaGas Processing Partnership, AltaGas Northwest Processing Limited Partnership, Harmattan Gas Processing Limited Partnership, Ridley Island LPG Export Limited Partnership, AltaGas Pacific Partnership, AltaGas LPG Limited Partnership, Petrogas Energy Corporation (Petrogas), Petrogas Holdings Partnership, and Petrogas, Inc. In the Corporate/Other segment, subsidiaries include AltaGas Power Holdings (U.S.) Inc., WGL Energy Systems, Inc. (WGL Energy Systems), and Blythe Energy Inc. (Blythe). SEMCO conducts its Michigan natural gas distribution business under the name SEMCO Energy Gas Company (SEMCO Gas). Prior to the close of the Alaska Utilities Disposition, it operated its Alaska natural gas distribution business under the name ENSTAR Natural Gas Company (ENSTAR) and its 65 percent interest in an Alaska regulated gas storage utility under the name Cook Inlet Natural Gas Storage Alaska LLC (CINGSA).

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Fourth Quarter Highlights
(Normalized EBITDA, normalized funds from operations, normalized net income, and net debt are non-GAAP financial measures. Please see Non‑GAAP Financial Measures section of this MD&A.)
Growth and Operational Highlights

▪On December 22, 2022, Washington Gas filed an application with the Public Service Commission of the District of Columbia (PSC of DC) for the third phase of PROJECTpipes (PROJECTpipes 3), seeking approval of approximately US$672 million for the five-year period from January 1, 2024 to December 31, 2028;
▪On December 5, 2022, AltaGas announced that its Board of Directors approved a 6 percent increase to its annual common share dividends. As a result, quarterly common share dividends for the 2023 calendar year will be at the rate of $0.28 per common share ($1.12 per common share annually). This change will be effective for the dividend that will be paid on March 31, 2023;
▪Global export volumes in the Midstream segment increased by approximately 14 percent in 2022, with export volumes averaging 101,654 Bbls/d during the year ended December 31, 2022;
▪Average utilities rate base, before considering the impact of the Alaska Utilities Disposition, increased by approximately 12 percent to approximately US$5.2 billion in 2022, compared to approximately US$4.7 billion in 2021; and
▪On December 5, 2022, AltaGas released its 2022 ESG Update, which highlights AltaGas' ongoing efforts to advance sustainability goals in the core areas of emission reductions, safety, and diversity. The update continues to show the progress made towards GHG emission reduction goals and builds upon AltaGas' aspirations with the addition of two new goals designed to broaden the diversity of perspectives within its senior leadership team beyond gender to be reflective of the breadth of diversity that exists within AltaGas' workforce and demonstrates its commitment to safety and strive towards incident-free operations.

Other Highlights

▪On November 21, 2022, AltaGas announced that Randy Crawford, President and Chief Executive Officer, will retire from AltaGas in the first half of 2023 as part of a planned leadership succession process. During this period, the Board of Directors will complete its work with external advisors to evaluate internal and external candidates. Mr. Crawford will remain in his role until a successor is named.

2022 Financial Highlights

▪Normalized EBITDA was $1,537 million in 2022 compared to expected normalized EBITDA of $1.50 to $1.55 billion;
•Normalized EBITDA for the Utilities segment was $933 million in 2022 compared to expected normalized EBITDA of approximately $900 million to $930 million;
•Normalized EBITDA for the Midstream segment was $607 million in 2022, compared to expected normalized EBITDA of approximately $600 to $620 million;
▪Income before income taxes was $716 million in 2022 compared to $446 million in 2021;
▪Cash from operations was $539 million ($1.92 per share) in 2022 compared to $738 million ($2.64 per share) in 2021;

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▪Normalized funds from operations was $1,204 million ($4.28 per share) in 2022 compared to $1,180 million ($4.21 per share) in 2021;
▪Net income applicable to common shares was $399 million ($1.42 per share) in 2022 compared to $230 million ($0.82 per share) in 2021; and
▪Normalized net income was $530 million ($1.89 per share) in 2022 compared to $481 million ($1.72 per share) in 2021.

Highlights Subsequent to Year End

▪On March 1, 2023, AltaGas closed the sale of its 100 percent interest in ENSTAR and 65 percent indirect interest in CINGSA and other ancillary operations to TriSummit Utilities for consideration of approximately US$800 million (approximately CAD$1.1 billion) prior to closing adjustments (the Alaska Utilities Disposition);
▪In February 2023, AltaGas reached an agreement with Southern California Edison for the purchase of resource adequacy attributes from the Blythe facility for the period from January 1, 2024 through December 31, 2027. AltaGas believes this facility is important in meeting California’s power needs and improving reliability on the power grid during peak demand; and
▪In February 2023, AltaGas reached an agreement with an investment grade counterparty to extend the existing throughput and marketing agreement at the Ferndale LPG Export terminal by five years through 2033.

2023 Outlook

In 2023, AltaGas expects to achieve annual consolidated normalized EBITDA of approximately $1.5 to $1.6 billion, compared to actual normalized EBITDA of $1.54 billion in 2022, and normalized earnings per share of approximately $1.85 to $2.05 per share compared to actual normalized earnings per share and net income per share of $1.89 per share and $1.42 per share, respectively in 2022, assuming an effective tax rate of approximately 22 percent. For the year ended December 31, 2022, income before income taxes and net income applicable to common shares were $716 million and $399 million, respectively.

The Utilities segment is expected to contribute approximately 57 to 61 percent of normalized EBITDA, with modest growth driven primarily by revenue growth from Virginia and District of Columbia rate cases, continued rate base growth through ongoing capital investments in accelerated replacement programs, ongoing operational cost optimization activities, and modest customer growth, partially offset by the impact of the Alaska Utilities Disposition and higher expected pension and operating costs as a result of the inflationary environment. The Midstream segment is expected to contribute approximately 39 to 43 percent of normalized EBITDA, with expected modest growth driven by higher expected global export margins, higher volumes and asset utilization at AltaGas' Northeastern B.C. (NEBC) facilities, and higher crude and NGL marketing margins and revenues. These positive factors are expected to be partially offset by the full year impact of the sale of the Aitken Creek processing facilities, lower fractionation spreads, and the absence of turnaround costs which were recovered from customers and recognized in income in 2022. Normalized EBITDA from the Corporate/Other segment, which includes AltaGas' remaining power assets, is expected to be slightly higher in 2023 mainly due to lower expected expenses related to employee incentive plans.

The expected variance in normalized earnings per share from $1.89 per share in 2022 to approximately $1.85 to $2.05 per share in 2023 is expected to be primarily due to the same factors impacting normalized EBITDA, lower expected income

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applicable to non-controlling interests, and lower expected preferred share dividends, partially offset by higher expected interest and income taxes in 2023 compared to 2022.

The forecasted normalized EBITDA and earnings per share include assumptions around the U.S./Canadian dollar exchange rate. Within each segment, the performance of the underlying businesses has the potential to vary. Any variance from AltaGas’ current assumptions could impact the forecasted normalized EBITDA and normalized earnings per share. For further discussion of the risks impacting AltaGas please refer to the Risk Factors section of AltaGas' 2022 Annual Information Form, which is available on SEDAR at www.sedar.com.

AltaGas continues to focus on de-risking its business and managing direct commodity price exposure to drive predictable and durable returns. While the Company does have exposure, it plans to maintain an active hedging program that proactively hedges commodity price and spread risk to mitigate the impact of fluctuations in margins and cash flows. For 2023, AltaGas has hedged approximately 77 percent of its 2023 expected frac exposed volumes hedged at approximately US$27/Bbl, prior to transportation costs. In addition, approximately 62 percent of AltaGas' 2023 expected global export volumes are either tolled or financially hedged with an average FEI to North American financial hedge price of approximately US$12/Bbl for non-tolled propane and butane volumes. AltaGas is targeting to be highly hedged for the global export business through a combination of tolling agreements and financial hedges.

2023 Midstream Hedge Program	Q1 2023	Q2 2023	Q3 2023	Q4 2023	Full Year 2023
Global Exports volumes hedged (%) (1)	77	71	76	25	62
Average propane/butane FEI to North America average hedge (US$/Bbl) (2)	13.80	11.06	10.81	21.76	12.17
Fractionation volume hedged (%) (3)	59	82	96	72	77
Frac spread hedge rate (US$/Bbl) (3)	26.80	26.83	26.83	26.83	26.83
(1)Approximate expected volume hedged. Includes contracted tolling volumes and financial hedges. Based on AltaGas' internally assumed export volumes. AltaGas is hedged at a higher percentage for firmly committed volumes.
(2)Approximate average for the period. Does not include physical differential to FSK for C3 volumes. Butane is hedged as a percentage of WTI.
(3)Approximate average for the period.

Sensitivity Analysis

AltaGas’ financial performance is affected by factors such as changes in commodity prices, exchange rates, and weather. The following table illustrates the approximate effect of these key variables on AltaGas’ expected normalized EBITDA for 2023:

Factor	Increase or decrease	Approximate impact on normalized annual EBITDA ($ millions)
Degree day variance from normal - Utilities (1)	5 percent	8
Change in Canadian dollar per U.S. dollar exchange rate	0.05	41
Propane and butane Far East Index to Mont Belvieu spread (2)	US$1/Bbl	22
Pension discount rate	1 percent	18
(1)Degree days – Utilities relate to SEMCO Gas, ENSTAR, and District of Columbia service areas. Degree days are a measure of coldness determined daily as the numbers of degrees the average temperature during the day in question is below 65 degrees Fahrenheit. Degree days for a particular period are the average of degree days during the prior 15 years for SEMCO Gas, during the prior 10 years for ENSTAR, and during the prior 30 years for Washington Gas.
(2)The sensitivity is net of hedges currently in place. The impact on EBITDA due to changes in the spread will vary and is being managed through an active hedging program.

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Growth Capital

Based on projects currently under review, development, or construction, AltaGas expects invested capital of approximately $1.0 billion in 2023, including approximately $90 million of discretionary Midstream capital which was deferred from 2022 to 2023, compared to invested capital of $1.2 billion in 2022. The decrease in expected invested capital in 2023 compared to 2022 is primarily due to the absence of cash paid to purchase the remaining equity ownership of Petrogas in the third quarter of 2022, the absence of capital expenditures related to the Alaskan Utilities due to its divestiture in the first quarter of 2023, and lower spend on system betterment at Washington Gas, partially offset by the previously mentioned deferral of certain discretionary Midstream capital to 2023, higher spend on accelerated pipe replacement programs, and higher spend on Environment, Social & Governance (ESG) initiatives. In 2022, actual 2022 invested capital of approximately $1.2 billion was higher than previous guidance of $995 million, primarily due to cash paid for the purchase of the remaining equity ownership of Petrogas and the impact of changes in foreign exchange rates, partially offset by the previously mentioned deferral of certain discretionary Midstream capital to 2023. The majority of 2023 capital expenditures are expected to focus on projects within the Utilities platform that are anticipated to deliver strong organic rate base growth, positive risk-adjusted returns, and safe, reliable service for customers. The Utilities segment is expected to account for approximately 73 percent of total capital expenditures, while the Midstream segment is expected to account for approximately 25 percent and the Corporate/Other segment is expected to account for any remainder. In 2023, AltaGas’ capital expenditures for the Utilities segment will focus primarily on maintenance, safety, and reliability programs including system betterment, accelerated pipe replacement programs and new customer additions. In the Midstream segment, capital expenditures are anticipated to primarily relate to facility turnarounds, maintenance and administrative capital, optimization of existing assets, investment in environmental initiatives, and new business development. The Corporation continues to focus on capital efficient organic growth and disciplined capital allocation while improving balance sheet strength and flexibility.

AltaGas' 2023 committed capital program is expected to be funded through internally-generated cash flow, asset sales including the Alaska Utilities Disposition, and normal course borrowings on existing committed credit facilities.

Please refer to the Invested Capital and Non-GAAP Financial Measures sections of this MD&A for additional information on the components of AltaGas' invested capital.

Growth Capital Project Updates

The following table summarizes the status of AltaGas’ significant growth projects:

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Project	AltaGas' Ownership Interest	Estimated Cost (1)	Expenditures to Date (2)	Status	Expected In-Service Date
Midstream Projects
Harmattan Carbon Capture and Acid Gas Injection Well	100%	$43 million	$15 million	AltaGas is currently advancing an opportunity to capture up to 60,000 tonnes/year of carbon emissions at Harmattan. The project involves decommissioning Harmattan’s existing sulfur plant, which significantly reduces the facility’s operational complexity and extends the facility’s turnaround cycle from 4 years to 5 years, which is expected to result in cost savings. Phase 1 of this project, which involves drilling an acid gas injection well, is currently underway.	Fourth quarter of 2023
Mountain Valley Pipeline (MVP)	10%	US$352 million	US$352 million
In the first quarter of 2022, the U.S. Fourth Circuit Court of Appeals (Fourth Circuit Court) issued separate decisions vacating and remanding, on specific issues, the U.S. Forest Service and Bureau of Land Management permits that allow the pipeline to pass through the Jefferson National Forest and the U.S. Fish and Wildlife Service Endangered Species Act Biological Opinion (Biological Opinion). Until the pipeline has a valid Biological Opinion, the Army Corps has stated they will not approve the necessary permits. On February 28, 2023, the U.S. Fish and Wildlife Service issued a revised Biological Opinion. Mountain Valley remains engaged in the permitting process with the relevant federal agencies to obtain the permits necessary to complete the project. The total project costs are expected to be US$6.6 billion with a targeted in-service date during the second half of 2023. As of December 31, 2022, approximately 94 percent of the project is complete, which includes construction of all original interconnects and compressor stations. AltaGas' exposure is contractually capped to the original estimated contributions of approximately US$352 million. In the fourth quarter of 2021, AltaGas impaired its equity investment in MVP to a carrying value of US$352 million as a result of these ongoing legal and regulatory challenges. See Note 14 of the 2022 Annual Consolidated Financial Statements for additional details.
					Second half of 2023
MVP Southgate Project	5%	US$20 million	US$4 million
MVP continues to evaluate the MVP Southgate project, including engaging in discussions with the shipper regarding options for the project and potential changes to the project design and timing in lieu of pursuing the project as originally contemplated. In the fourth quarter of 2021, AltaGas impaired its investment in the MVP Southgate project to a carrying value of $nil as a result of these ongoing legal and regulatory challenges. See Note 14 of the 2022 Annual Consolidated Financial Statements for additional details.
					Completion date under review

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Project	AltaGas' Ownership Interest	Estimated Cost (1)	Expenditures to Date (2)	Status	Expected In-Service Date
Utilities Projects
Accelerated Utility Pipe Replacement Programs – District of Columbia	100%	Estimated US$150 million over the three year period from January 2021 to December 2023, plus additional expenditures for subsequent phases upon approval.	US$85 million (3)
The second phase of the accelerated utility pipe replacement programs in the District of Columbia (PROJECTpipes 2) ends in December 2023. On December 22, 2022, Washington Gas filed an application with the PSC of DC for PROJECTpipes 3, seeking approval of approximately US$672 million for the five-year period from January 1, 2024 to December 31, 2028.
					Individual assets are placed into service throughout the program.
Accelerated Utility Pipe Replacement Programs – Maryland	100%	Estimated US$350 million over the five year period from January 2019 to December 2023, plus additional expenditures for subsequent phases upon approval.	US$282 million (3)
The second phase of the accelerated utility pipe replacement programs in Maryland (STRIDE 2.0) ends in December 2023. On December 21, 2022, the Maryland Public Service Commission (PSC of MD) issued an Order reducing the calendar year 2023 STRIDE surcharge by 14.7 percent, consistent with the reduction in 2022. Recovery of STRIDE expenditures not included in this surcharge will be requested through the normal rate-making process.
					Individual assets are placed into service throughout the program.
Accelerated Utility Pipe Replacement Programs – Virginia	100%	Estimated US$525 million over the five year period from January 2018 to December 2022, and estimated US$878 million over the five year period from January 2023 to December 2027, plus additional expenditures for subsequent phases upon approval.	US$525 million (3)	The second phase of the accelerated pipe replacement programs in Virginia (SAVE 2.0) began in January 2018. On December 1, 2021, Washington Gas filed its proposed amendment for the 2023 to 2027 SAVE Plan, proposing to invest approximately US$889 million from 2023 to 2027 to replace higher risk pipeline and facilities in Virginia. On May 26, 2022, the Commonwealth of Virginia State Corporation Commission (SCC of VA) approved the proposed amendment with a total five-year spending cap of approximately US$878 million, which may be exceeded by up to 5 percent.	Individual assets are placed into service throughout the program.
Accelerated Mains Replacement and Infrastructure Reliability Improvement Programs – Michigan	100%	Estimated US$115 million over five year period from 2021 to 2025, plus additional expenditures for subsequent phases upon approval.	US$40 million (3)	A new Main Replacement Program (MRP) was agreed to in SEMCO’s last rate case settled in December 2019. The new five-year MRP program began in 2021 with a total spend of approximately US$60 million. In addition to the new MRP program, SEMCO was also granted a new Infrastructure Reliability Improvement Program (IRIP), which is also a five-year program with a total spend of approximately US$55 million beginning in 2021.	Individual assets are placed into service throughout the program.
(1)These amounts are estimates and are subject to change based on various factors. Where appropriate, the amounts reflect AltaGas’ share of the various projects.
(2)Expenditures to date reflect total cumulative capital expenditures incurred from inception of the projects to December 31, 2022.
(3)The utility accelerated replacement programs are long-term projects with multiple phases for which expenditures are approved by the regulators and managed in multi-year increments. Expenditures to date only include amounts for the current programs described above, and exclude any expenditures made under prior increments of the programs. Actual regulatory filings may differ from reported amounts.

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Utilities

Description of Assets

AltaGas owns and operates utility assets that store and deliver natural gas to end-users in Virginia, Maryland, Michigan, and the District of Columbia. Prior to the close of the Alaska Utilities Disposition, AltaGas' Utilities served approximately 1.7 million customers in 2022 with a combined average 2022 rate base of approximately US$5.2 billion.

The Utilities are underpinned by regulated returns and regulatory regimes that generally provide stable earnings and cash flows. The Utilities segment enhances the diversification of AltaGas' portfolio of energy infrastructure assets and strengthens the Corporation’s business profile, thus allowing the Corporation to meet its objective of operating a diversified low-risk, high-growth energy infrastructure business that is focused on delivering resilient and durable value for its stakeholders with long-life assets.

Subsequent to the Alaska Utilities Disposition, the Utilities segment includes:

▪Washington Gas in Virginia, Maryland, and the District of Columbia;
▪Hampshire, providing regulated interstate natural gas storage to Washington Gas;
▪SEMCO Gas in Michigan; and
▪WGL's Retail Marketing business, which sells power and natural gas directly to residential, commercial, and industrial customers in Maryland, Virginia, Delaware, Pennsylvania, Ohio, and the District of Columbia.

All of AltaGas' regulated Utilities are allowed the opportunity to earn regulated returns. This return on rate base is composed of regulator-allowed financing costs and return on equity (ROE). If actual costs are different from those recoverable through approved rates, the utility bears the risk of this difference other than for certain costs that are subject to deferral treatment.

Earnings in the Utilities segment are seasonal, as revenues are primarily based on the demand for space heating in the winter months, mainly from November to March. Costs, on the other hand, are generally incurred more uniformly over the year. This typically results in stronger first and fourth quarters and weaker second and third quarters. In Michigan and the District of Columbia, earnings can be impacted by variations from normal weather resulting in delivered gas volumes being different than

AltaGas Ltd. – 2022 MD&A and Financial Statements - 11

anticipated. Increases in the number of customers or changes in customer usage are other factors that might typically affect delivered volumes, and hence actual earned returns for the Utilities segment. In Virginia and Maryland, Washington Gas has billing mechanisms in place which are designed to eliminate or mitigate the effects of variance in customer usage caused by weather and other factors such as conservation.

Washington Gas

Washington Gas is a regulated public utility that has been engaged in the natural gas distribution business since 1848 and provides regulated gas distribution services to end users in Virginia, Maryland, and the District of Columbia. At the end of 2022, Washington Gas had approximately 1.2 million customers, of which approximately 94 percent were residential. The number of customers at Washington Gas increased approximately 1 percent in 2022. The average rate base for the year ended December 31, 2022 was approximately US$4.0 billion. At the end of 2022, the approved regulated ROE for Washington Gas in its various jurisdictions ranged from 9.2 - 9.7 percent based on an equity ratio ranging from 52.0 - 53.5 percent.

Washington Gas is regulated by the PSC of DC, the PSC of MD, and the SCC of VA, which approve its terms of service and the billing rates that it charges to customers. The rates charged to Utilities customers are designed to recover Washington Gas’ operating expenses and natural gas commodity costs and to provide a return on its investment in the net assets used in its firm gas sales and delivery service.

Washington Gas has accelerated pipe replacement programs in place in each of its three jurisdictions. Washington Gas accelerates pipe replacement in order to reduce risk and further enhance the safety and reliability of the pipeline system. Each regulatory commission having jurisdiction over Washington Gas’ retail rates has approved accelerated replacement programs with an associated surcharge mechanism to recover the cost, including a return, on those capital investments. In contrast to the traditional rate-making approach to capital investments, for the accelerated pipe replacement programs, Washington Gas is receiving recovery for these investments through the approved surcharges for each program and is authorized to invest in each of these programs over a three- to five-year period.

Washington Gas’ customers are eligible to purchase their natural gas from unregulated third-party marketers through natural gas unbundling. As at December 31, 2022, approximately 14 percent of its customers have chosen to purchase gas from marketers. This does not negatively impact Washington Gas’ net income as the Corporation does not earn a margin on the sale of natural gas to firm customers, but only from the delivery and distribution of the gas.

Washington Gas obtains natural gas supplies that originate from multiple regions throughout the United States. At December 31, 2022, it had service agreements with four pipeline companies that provided firm transportation and storage services with contract expiration dates ranging from 2023 to 2044. Washington Gas has also contracted with various interstate pipeline and storage companies to add to its storage and transportation capacity. Washington Gas, under its asset optimization program, makes use of storage and transportation capacity resources when those assets are not required to serve utility customers. The objective of this program is to derive a profit to be shared with its utility customers. These profits are earned by entering into commodity-related physical and financial contracts with third parties.

Hampshire

Hampshire owns underground natural gas storage facilities, including pipeline delivery facilities located in and around Hampshire County, West Virginia, and operates these facilities to serve Washington Gas. Hampshire is regulated by the FERC. Washington Gas purchases all of the storage services of Hampshire, and includes the cost of the services in the commodity cost of its regulated energy bills to customers. Hampshire operates under a “pass-through” cost-of-service based tariff approved by FERC.

AltaGas Ltd. – 2022 MD&A and Financial Statements - 12

SEMCO Gas

SEMCO owns and operates a regulated natural gas distribution utility in Michigan operating under the name SEMCO Gas and has an interest in a regulated natural gas storage facility in Michigan. At the end of 2022, SEMCO Gas had approximately 320,000 regulated customers. Of these customers, approximately 92 percent were residential. In 2022, SEMCO Gas experienced customer growth of approximately 1 percent reflecting growth in the franchise areas and customer conversions with the favourable price of natural gas compared to other heating sources. The average 2022 rate base was approximately US$846 million. In 2022, the approved regulated ROE for SEMCO Gas was 9.87 percent with an approved capital structure based on 45.86 percent equity, inclusive of the impact of deferred income tax.

SEMCO Gas is regulated by the Michigan Public Service Commission (MPSC). It operates under cost-of-service regulation and utilizes actual results from the most recently completed fiscal year along with known and measurable changes in its application for new rates.

SEMCO Gas has an Accelerated MRP surcharge to recover a stated amount of accelerated main replacement capital expenditures in excess of what is authorized in its current base rates. For the years 2021 to 2025, the anticipated annual average capital spending is approximately US$12 million. Any MRP revenue associated with unspent capital will be placed into a regulatory liability account to be addressed in the next general rate base case. Additionally, a new IRIP was approved in the 2019 rate case, pursuant to which SEMCO Gas will complete certain projects totaling US$55 million to improve the reliability of infrastructure. Customers were billed a surcharge beginning in 2021 for the IRIP.

ENSTAR and CINGSA

In the second quarter of 2022, AltaGas entered into an agreement to sell its Alaskan Utilities pursuant to the Alaska Utilities Disposition. The transaction closed on March 1, 2023 and included AltaGas' 100 percent interest in ENSTAR, the 65 percent indirect interest in CINGSA, and other ancillary operations.

Retail Energy Marketing
The U.S. retail gas marketing business sells natural gas directly to residential, commercial, and industrial customers in Maryland, Virginia, Delaware, Pennsylvania, and the District of Columbia.

The U.S. retail power marketing business sells power to end users in Maryland, Delaware, Pennsylvania, Ohio, and the District of Columbia. This area is served by the PJM Interconnection (PJM), a regional transmission organization that regulates and coordinates generation supply and the wholesale delivery of electricity in these states and jurisdictions.

Natural gas and electricity are purchased with the objective of earning a profit through competitively priced sales contracts with end users. Requirements to serve retail customers is closely matched with commitments for deliveries, and thus, a secured supply arrangement expiring in March 2024 has been entered into with Shell Energy North America (US), L.P, which reduces credit requirements.

Capitalize on Opportunities

While providing safe and reliable service, AltaGas pursues opportunities in the Utilities segment to deliver value to its customers while enhancing long-term shareholder returns. The Corporation’s objectives are to:

▪Ensure safe, reliable operations and infrastructure, providing effective and cost-efficient service for customers;

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▪Upgrade the Utilities platform to enhance the customer value proposition, drive better stakeholder outcomes and deliver improved environmental benefits;
▪Enhance returns, capital efficiency, and more timely recovery of expenditures through rate cases and increased utilization of accelerated rate recovery programs;
▪Enhance and grow the business through asset optimization, cost reduction initiatives, and operational efficiencies to reduce costs and deliver an improved customer experience;
▪Improve business processes and drive down leak remediation costs, reinvesting savings into improving the customer experience;
▪Provide better stakeholder outcomes and environmental benefits by focusing on accelerated pipelines replacement and network upgrades which provides optionality for blending of additional cleaner burning fuels;
▪Invest in opportunities that reflect the emerging lower carbon ecosystem and shifts in the market;
▪Pursue Renewable Natural Gas (RNG) investments through local interconnection opportunities;
▪Attract and retain customers through exceptional customer service;
▪Continue to grow the consolidated Utilities rate base, with anticipated rate base growth of up to eight to ten percent annually through 2027, excluding the impact of the Alaska Utilities Disposition;
▪Focus on ensuring energy affordability and acting in the best interests of customers during periods of higher commodity prices and inflation; and
▪Maintain strong relationships with local communities, Indigenous peoples, governments, and regulatory bodies while ensuring appropriate returns to shareholders.
AltaGas expects to grow its existing utility infrastructure through continued investment and capital improvements in franchise areas, which will result in rate base growth and continued customer growth including the conversion of users of alternative energy sources to natural gas. AltaGas' utilities have had annual rate base growth averaging approximately 10 percent over the past three years after adjusting for the impact of foreign exchange translation and before considering the impact of asset sales. The growth in rate base is a result of prudent investments in current areas of operations, and the addition of new customers. Customer growth rates for AltaGas’ utilities are moderate, as is typical with mature utilities, with growth rates generally tied closely to the economic growth of the respective franchise regions.

AltaGas Ltd. – 2022 MD&A and Financial Statements - 14

Midstream

Description of Assets

AltaGas’ Midstream segment is a leading North American platform that connects customers and markets. From wellhead to tidewater and beyond, the Company is focused on providing its customers with safe and reliable service and connectivity that facilitates the best outcomes for their businesses. This includes global market access for North American LPGs, which provides North American producers and aggregators with attractive netbacks for propane and butane while delivering diversity of supply and supporting stronger energy security in Asia.

AltaGas’ Midstream platform is heavily focused on the Montney resource play in Northeastern B.C. and centers around global exports, which is where the Company believes the market is headed for resource development over the long-term. AltaGas also operates a broader set of midstream infrastructure assets across the WCSB and select regions in the U.S., which are all focused on connecting customers and markets in the most efficient manner possible.

There are three core pillars to AltaGas’ Midstream platform that are integral to each other and facilitate the Company’s wellhead to tidewater and beyond value chain. These include:

▪Global Exports, which includes AltaGas’ two LPG export terminals where the Company has capacity to export up to 150,000 Bbl/d of propane and butane to key markets in Asia;
▪Natural Gas Gathering, Processing and Extraction, which includes 1.2 Bcf/d of extraction processing capacity and approximately 1.1 Bcf/d of raw field gas processing capacity, which is heavily focused on the Montney; and
▪Fractionation and Liquids Handling platform, which includes 65 MBbl/d of fractionation capacity and a sizable liquids handling footprint.

The Midstream segment also consists of natural gas, crude oil, and NGL marketing business, domestic logistics, trucking and rail terminals, and approximately 3.2 million barrels of liquid storage capability though a network of underground salt caverns through the Company’s Strathcona Storage Joint Venture with ATCO Energy Solutions Ltd, as well as AltaGas’ 10 percent interest in the MVP.

The Midstream segment includes expansion projects under development or construction, as discussed under the Growth Capital section of this MD&A.

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Global Exports

AltaGas’ global export assets include the Company's RIPET and Ferndale export terminals, which are located in Northern B.C. and Washington State, respectively. These terminals facilitate North American producers and aggregators to access global markets and provides incremental opportunities for improved price realization for propane and butane production. Between the two facilities, AltaGas has the ability to ship in excess of 150,000 Bbl/d.

RIPET commenced commercial operations on May 23, 2019, with the first propane shipment departing from the terminal to Asia. RIPET has storage of 600,000 Bbls and throughput capacity of up to 80,000 Bbls/d at the terminal. As AltaGas builds on the Company's operational capabilities and continues to align with leading North American producers and global customers in Asia through long-term tolling agreements, it expects to continue to increase throughput from RIPET. On August 21, 2020, AltaGas was granted an additional 25-year license to export an additional 46,000 bbl/d of propane to North American and global markets, bringing its aggregate propane export capacity under 25-year export licenses to 92,000 Bbls/d. For 2023, AltaGas has in place agreements for the purchase of approximately 60 percent of the propane expected to be shipped from RIPET. The RIPET dock offers deep draft, sufficient to accommodate loading VLGCs.

AltaGas also operates the Ferndale LPG terminal, which is capable of loading VLGCs, has 800,000 Bbls of on-site storage, and can flow approximately 75,000 Bbls/d. Located approximately 100 miles north of Seattle, the terminal is also pipeline connected to two regional refineries, providing additional supply, sales, and fee-for-service opportunities for the facility. For 2023, AltaGas has in place agreements for propane and butane offtake volumes for the purchase of approximately 60 percent of the product expected to be shipped from the Ferndale terminal.

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On June 23, 2022, the Canada Energy Regulator approved AltaGas' application for a 25-year export license for an additional 46,000 (40,000 Bbls/d plus 15 percent tolerance) Bbls/d of butane. The license will allow AltaGas to export additional Canadian butane volumes through non-seaborne exports into the U.S. via rail, including deliveries to the Company's Ferndale export terminal in Washington State, and potentially the seaborne exports from Ridley Island in British Columbia over the long-term.

On July 5, 2022, AltaGas closed the purchase of the remaining 25.97 percent equity ownership of Petrogas from Idemitsu Canada Corporation, with AltaGas now owning 100 percent of Petrogas. Refer to Note 3 of the 2022 Annual Consolidated Financial Statements for additional details.

Natural Gas Gathering, Processing and Extraction

Gas processing activities are comprised of gathering systems that move raw natural gas and NGLs from producing wells to processing facilities, where impurities and certain hydrocarbon components are removed, and the product moves down the energy value chain. The gas is then compressed to meet downstream pipelines' operating specifications for transportation to North American natural gas markets. All of AltaGas' processing facilities are capable of extracting NGLs and converting the throughput into usable products. The facilities provide revenues based on take-or-pay contracts and fee-for-service arrangements with its customers, with the latter based on volumes processed. A significant portion of AltaGas' Midstream contracts flow the Company's operating costs through to the producers. AltaGas' processing infrastructure includes:

▪The Townsend facility, a 550 Mmcf/d gas processing facility, along with the related egress pipelines, truck terminal, and NGL treatment infrastructure (the Townsend complex), which is wholly owned and operated by AltaGas. The majority of the processing capacity is contracted with Montney producers in the area under long-term take-or-pay agreements. In the second quarter of 2020, Townsend 2B and a gas gathering pipeline that connects upstream fields to AltaGas facilities were commissioned, which added 198 Mmcf/d C3+ deep cut gas processing capacity at the Townsend Complex;
▪The Gordondale facility, which has licensed capacity of 150 Mmcf/d of natural gas and is wholly owned and operated by AltaGas. The Gordondale facility processes gas gathered from Birchcliff Energy Ltd.’s Gordondale Montney development under a long-term take-or-pay contract. The plant is equipped with liquids extraction facilities to capture the NGL value for the producer;
▪The Blair Creek facility, which has licensed capacity of 120 Mmcf/d of natural gas and is wholly owned and operated by AltaGas. The facility processes gas gathered from producers in the area. The plant is equipped with liquids extraction facilities to capture the NGL value for the producer;
▪The Harmattan facility, which has a natural gas processing capacity of 490 Mmcf/d and is wholly owned and operated by AltaGas. Harmattan's natural gas processing consists of sour gas treating, co-stream straddle processing, and NGL extraction. In addition, Harmattan has fractionation and terminalling facilities (see Fractionation and Liquids Handling section below); and
▪Interests in four NGL extraction plants with net licensed inlet capacity of 1.0 Bcf/d. The extraction plants consist of Edmonton Ethane Extraction Plant (EEEP), Joffre Ethane Extraction Plant (JEEP), Pembina Empress Extraction Plant (PEEP), and the Younger Extraction Plant (Younger). The extraction assets provide stable fixed-fee or cost-of-service type revenues and margin based revenues. The natural gas supply to EEEP, JEEP, and PEEP depends on natural gas demand pull from residential, commercial and industrial usage inside and outside of Western Canada, and gas liquids demand pull from the Alberta petrochemical market and propane heating. Natural gas supply to Younger is dependent on the amount of raw natural gas processed at the McMahon gas plant, which is based on the robust natural gas producing region of NEBC.

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On April 12, 2022, AltaGas closed the sale of its interest in the Aitken Creek processing facilities. The disposition was triggered as a result of the operator of the facilities exercising a purchase option. Refer to Note 4 of the 2022 Annual Consolidated Financial Statements for additional details.
Fractionation and Liquids Handling

Fractionation production is a function of NGL mix volumes processed, liquids composition, recovery efficiency of the plants, and plant on-line time. Due to the integration and inter-connectivity of AltaGas' Midstream assets, the fractionation and liquids handling activities provide integral services to the other Midstream businesses and customers by providing access to high value NGL products with access to North American and global markets through rail networks, pipelines, RIPET, and Ferndale.
AltaGas' liquids handling infrastructure consists of NGL pipelines, treating, storage, truck, and rail terminal infrastructure centered around AltaGas’ key Midstream operating assets at RIPET, Ferndale, Harmattan and, in NEBC, Townsend and North Pine. AltaGas' fractionation and liquids handling business also includes terminals, wellsite fluids and fuels, and trucking.
AltaGas’ fractionation and liquids handling infrastructure includes:
▪The North Pine facility, which is the only custom fractionation plant in British Columbia, providing area producers with a lower cost, higher netback alternative for their NGLs than transporting and fractionating in Edmonton, Alberta. The first train of the North Pine facility is capable of processing up to 10,000 Bbls/d of NGL mix. The second train, commissioned in the first quarter of 2020, provides an additional 10,000 Bbls/d of NGL mix. The North Pine facility is connected to the Townsend truck terminal via the North Pine pipelines, to the Tourmaline Gundy facility, and also has access to the Canadian National (CN) rail network, allowing the transportation of propane, butane, and condensate to North American markets and propane to global markets via RIPET and butane via Ferndale;
▪The Harmattan gas processing complex, which has NGL fractionation capacity of 35,000 Bbls/d, a 450 Bbls/d capacity frac oil processing facility, and a 200 tonnes/d capacity industrial grade carbon dioxide (CO2) facility. Harmattan is the only deep‑cut and full fractionation plant in its operating area;
▪Younger, which has fractionation capacity of 19,500 Bbls/d (9,750 Bbls/d net) and is operated by Pembina. AltaGas has a 50 percent interest in Younger's fractionation, storage, loading, treating, and terminalling of NGL. The remaining interest is held by Pembina;
▪A network of NGL pipelines in the NEBC area that connects upstream gas plant producers to the AltaGas North Pine facility. The NEBC NGL pipelines consist of three liquids egress lines. The third line, which connects the Townsend facility to the Townsend truck terminal on the Alaska Highway (30 km) and AltaGas' North Pine facility (70 km), was commissioned in the third quarter of 2020;
▪NGL and spec propane lines that connect the Townsend complex in the North, to the Aitken Creek facilities through the 60 km Aitken Connector NGL pipeline, Canadian Natural Resources Limited's Nig plant through a lateral, and to the Tourmaline Gundy facility in the West, through a 15 km spec propane line were all commissioned in the first half of 2020;
▪A rail logistics network consisting of approximately 4,600 rail cars that AltaGas manages to support LPG and NGL handling;
▪AltaGas' terminals and storage business, which provides support to the LPG exports and distribution business by providing the ability to source, transport, process, store, and deliver products through strategically located fixed assets throughout North America. In addition, the terminals business provides various storage and handling services to third-party customers through take-or-pay and fee-for-service agreements, which provide earnings stability through volatile commodity price environments. The terminals business consists of strategically located crude and NGL assets which provide storage, blending, rail, and truck logistical support and waterborne LPG export capabilities. AltaGas'

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terminal business includes Griffith LPG Terminal, which is capable of handling approximately 12,000 Bbls/d of NGLs, 700,000 barrels of underground cavern storage, and up to 220 railcars rail siding capacity; the Strathcona Storage JV, which consists of five underground storage salt caverns that have a combined storage capacity of approximately 3,215,500 Bbls; the Fort Saskatchewan facility, which is equipped with truck and rail loading and offloading infrastructure, providing 25,000 Bbls/d of throughput capacity, rail siding capacity for up to 265 railcars, and on-site tank storage for 180,000 Bbls; and Sarnia Storage and Crude Oil Terminal JV agreement, which provides up to 2.1 million barrels of crude oil and refined product storage capacity with outbound throughput supported by 10,000 Bbls/d of rail loading capacity. The right to access the terminal assets under the joint venture arrangement have been recorded as a lease by AltaGas;
▪Terminal demand is supported through various long-term purchase agreements with Canadian and U.S. suppliers, primarily from key Northern British Columbia and Alberta gathering facilities and select U.S. producing regions, including the Bakken in North Dakota. AltaGas also maintains service agreements with numerous Tier 1 rail providers in order to leverage existing rail networks and secure competitively priced LPGs across North America;
▪50 percent ownership of the 6.4 GJ Sarnia natural gas storage facility, which is connected to the Dawn Hub in Eastern Canada;
▪Three primary trucking entities which AltaGas operates, providing transportation related services within the WCSB and the Pacific Northwest in the U.S. by hauling frac fluid, produced water, crude oil, and NGLs between producers, terminals, customers and end users; and
▪Enerchem International Inc., a wholly owned subsidiary of AltaGas, is a Canadian corporation which focuses on the production of drilling and wellsite fluids and consumer fuels. Through the fractionation of crude oil feedstock, Enerchem produces and distributes proprietary hydrocarbon fluids for fracturing and drilling of oil and gas wells to improve productivity and to resolve oilfield production challenges for downstream producers. Enerchem operates two primary facilities located in Sundre and Slave Lake, Alberta, which are capable of processing over 1.5 million barrels of finished products per year. These plants are supported by various ancillary storage and distribution facilities located across the WCSB, providing over 150,000 barrels of storage capacity, strategically placed within the vicinity of active drilling regions.

Energy Services
In addition to supporting the other Midstream activities within AltaGas, the logistics business identifies opportunities to buy and resell NGLs for producers, and exchange, reallocate or resell pipeline and storage capacity to earn a profit. Net revenues from these activities are derived from low risk opportunities based on transportation cost differentials between pipeline systems and differences in commodity prices from one period to another. Margins are earned by locking in buy and sell transactions in compliance with AltaGas’ credit and commodity risk policies. AltaGas also provides energy procurement services for utilities gas users and manages the third-party pipeline transportation requirements for many of its gas marketing customers.

AltaGas' marketing business is focused on the purchase, sale, exchange, and distribution of NGLs and crude oil, primarily in proximity to its strategically owned and leased asset base. By leveraging AltaGas' fully integrated infrastructure base and extensive logistical capabilities, the marketing team is able to source competitively priced supply at the key hubs and across various hydrocarbon basins in order to capture arbitrage opportunities derived through regional pricing differentials. Marketing efforts are driven by two primary focuses: 1) domestic NGL and crude oil wholesale, and 2) LPG waterborne exports. AltaGas supports its distribution efforts by maintaining an extensive leased rail fleet. Leases are on a full-service basis and are established on a staggered maturity schedule with multiple lessors to ensure railcar integrity and up-to-date DOT classification.

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Pipeline Investments

AltaGas has a 10 percent equity interest in the MVP. The proposed pipeline is planned to transport approximately 2.0 Bcf/d of natural gas. In April 2018, AltaGas entered into a separate agreement to acquire a 5 percent equity interest in a lateral project to build an interstate natural gas pipeline (MVP Southgate) which would receive natural gas from MVP. Due to ongoing legal and regulatory challenges, the targeted in-service date for MVP is the second half of 2023 while the completion date for MVP Southgate is currently being reassessed.

Harmattan Carbon Capture and Acid Gas Injection Well

AltaGas is currently advancing an opportunity to capture up to 60,000 tonnes/year of carbon emissions at Harmattan. The project involves decommissioning Harmattan’s existing sulfur plant, which significantly reduces the facility’s operational complexity and extends the facility’s turnaround cycle from 4 years to 5 years, which is expected to result in cost savings. Phase 1 of this project, which involves drilling an acid gas injection well, is currently underway.

Capitalize on Opportunities
To take advantage of opportunities, including the continued Montney LPG growth and the increasing Asian demand for LPG, AltaGas plans to grow its Midstream business by expanding and optimizing strategically-located assets as well as its global export platform. New infrastructure consists of larger scale facilities supporting the vast reserves in North America and growing the footprint and integration of AltaGas' existing assets. While providing safe and reliable service, AltaGas pursues opportunities in the Midstream segment to deliver value to its customers while enhancing long-term shareholder value. The Corporation's objectives are to:
▪Maximize and grow the unique structural advantage within AltaGas' integrated platform in the Montney region, leveraging RIPET/Ferndale and the integrated value chain to attract volumes;
▪Increase utilization and export volumes, optimize commercial and operational capability at RIPET and Ferndale, and continue to build on export competency while positioning the platform to export additional lower carbon fuels;
▪Provide a fully-integrated Midstream service offering including natural gas gathering, processing and NGL extraction, fractionation, liquids handling, and transportation and marketing services to customers across the energy value chain, with higher producer netbacks resulting from global export access to higher value global markets, including Asia;
▪Advance emissions intensity reduction plans and targets;
▪Advance alternative fuels opportunities and new growth initiatives that are within AltaGas' core markets and competencies;
▪Maintain strong relationships with Indigenous peoples, regulators, customers, partners, and service providers;
▪Optimize existing rail infrastructure to gain scale and efficiencies;
▪Increase utilization and throughput at existing facilities while maintaining top tier operating costs, high reliability and NGL recovery, highly efficient business administration, and effective safety and environmental programs;
▪Mitigate commodity risk through tolling agreements and effective hedging and risk management programs;
▪Mitigate volume risk through contractual structures, redeployment of equipment, and expansion of geographic reach; and
▪Mitigate counterparty risk through customer base growth and diversification.

AltaGas Ltd. – 2022 MD&A and Financial Statements - 20

Corporate/Other

Description of Assets

In addition to Corporate activities and assets, AltaGas' Corporate/Other segment includes 508 MW of operational gross capacity from remaining natural gas-fired and distributed generation power assets. Specifically, the most significant remaining power asset in the Corporate/Other segment is the Blythe Energy Center (Blythe), a natural gas-fired plant in California with 507 MW of generating capacity.

The Blythe Energy Center utilizes gas-fired generation to produce power and serves the transmission grid operated by the California Independent System Operator (CAISO) to cover periods of high demand primarily driven by the Los Angeles area. Due to the structure of the long-term Power Purchase Arrangement (PPA) with Southern California Edison (SCE), the majority of the revenue from the facility is derived from being available to produce and not from actual production, which reduces risk and provides stable cash flow. The facility is directly connected to an El Paso Gas Company natural gas pipeline for its primary supply and a Southern California Gas Company pipeline as a secondary supply source, and interconnects to SCE and CAISO via a 67‑mile transmission line also owned by Blythe and is part of the Blythe Energy Center. In 2019, AltaGas announced the successful recontracting of the Blythe facility to SCE. With the approval of the PPA with SCE received by the California Public Utilities Commission in January 2020, Blythe is contracted under a PPA until December 31, 2023. Under the tolling agreement, SCE has exclusive rights to all capacity, energy, ancillary services, and resource adequacy benefits during the PPA term. In February 2023, AltaGas reached an agreement with Southern California Edison for the purchase of resource adequacy attributes from the Blythe facility for the period from January 1, 2024 through December 31, 2027. AltaGas believes this facility is important in meeting California’s power needs and improving reliability on the power grid during peak demand.

In the first quarter of 2022, AltaGas closed the sale of a 60 MW stand-alone energy storage development project in Goleta, California. Refer to Note 4 of the 2022 Annual Consolidated Financial Statements for additional details.

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Consolidated Financial Review

	Three Months Ended December 31		Year Ended December 31
($ millions, except where noted)	2022	2021	2022	2021
Revenue	3,898	3,140	14,087	10,573
Normalized EBITDA (1) (2)	454	334	1,537	1,472
Income (loss) before income taxes	78	(162)	716	446
Net income (loss) applicable to common shares	54	(156)	399	230
Normalized net income (1) (2)	178	99	530	481
Total assets	23,965	21,593	23,965	21,593
Total long-term liabilities	12,940	11,335	12,940	11,335
Invested capital (1)	326	253	1,233	798
Cash flows used in investing activities	(336)	(241)	(997)	(483)
Dividends declared (3)	75	71	298	281
Cash from (used by) operations	(289)	(157)	539	738
Normalized funds from operations (1) (2)	371	280	1,204	1,180
Normalized effective income tax rate (%) (1) (2)	21.5	25.3	20.2	22.4
Effective income tax rate (%)	15.4	17.9	20.0	23.8

	Three Months Ended December 31		Year Ended December 31
($ per share, except shares outstanding)	2022	2021	2022	2021
Net income (loss) per common share - basic	0.19	(0.56)	1.42	0.82
Net income (loss) per common share - diluted	0.19	(0.56)	1.41	0.82
Normalized net income - basic (1) (2)	0.63	0.35	1.89	1.72
Normalized net income - diluted (1) (2)	0.63	0.35	1.87	1.71
Dividends declared (3)	0.27	0.25	1.06	1.00
Cash from (used by) operations	(1.02)	(0.56)	1.92	2.64
Normalized funds from operations (1) (2)	1.32	1.00	4.28	4.21
Shares outstanding - basic (millions)
During the period (4)	282	280	281	280
End of period	282	280	282	280
(1)Non‑GAAP financial measure; see discussion in the Non-GAAP Financial Measures section of this MD&A.
(2)In the third quarter of 2022, Management changed AltaGas' non-GAAP policy to remove normalization adjustments relating to acquired contingencies. Prior periods have been restated to reflect this change. Please refer to the Non-GAAP Financial Measures section of this MD&A for additional details.
(3)Effective March 31, 2022, common share dividends are declared and paid on a quarterly basis. The dividend declared each quarter is $0.265 per share beginning March 31, 2022, which represents a 6 percent increase on an annual basis from the previous monthly dividends declared of $0.0833 per share beginning December 2020. On December 5, 2022, AltaGas announced that its Board of Directors approved a 6 percent increase to its annual common share dividends for 2023, which equates to a quarterly dividend rate of $0.28 per common shares, effective March 31, 2023.
(4)Weighted average.

Three Months Ended December 31

Normalized EBITDA for the fourth quarter of 2022 was $454 million, compared to $334 million for the same quarter in 2021. Factors positively impacting normalized EBITDA included higher earnings at the extraction facilities driven by higher frac spreads, higher earnings from the export facilities driven by strong volumes and higher propane margins (inclusive of hedges), which were partially offset by lower Asian-to-Canadian butane spreads and elevated rail and freight logistics costs. Utility results were also positively impacted by an increase in asset optimization activities at Washington Gas, the impact of Washington Gas' Virginia rate case, and colder weather in Michigan and the District of Columbia. Factors negatively impacting AltaGas' normalized EBITDA in the fourth quarter of 2022 included higher operating and administrative expenses at the utilities, lower margins from the crude marketing business, and the impact of the sale of AltaGas' interest in the Aitken Creek

AltaGas Ltd. – 2022 MD&A and Financial Statements - 22

processing facilities in the second quarter of 2022. For the three months ended December 31, 2022, the average Canadian/U.S. dollar exchange rate increased to 1.36 from an average of 1.26 in the same quarter of 2021, resulting in an increase in normalized EBITDA of approximately $20 million.

Income before income taxes for the fourth quarter of 2022 was $78 million, compared to loss of $162 million for the same quarter in 2021. The increase was mainly due to the same previously referenced factors impacting normalized EBITDA and the absence of the impairment on MVP recorded in the fourth quarter of 2021, partially offset by higher unrealized losses on risk management contracts and higher interest expense. Net income applicable to common shares for the fourth quarter of 2022 was $54 million ($0.19 per share), compared to a loss of $156 million ($0.56 per share) for the same quarter in 2021. The increase was primarily due to the same previously referenced factors impacting income before income taxes, partially offset by higher income tax expense.
Normalized funds from operations for the fourth quarter of 2022 was $371 million ($1.32 per share), compared to $280 million ($1.00 per share) for the same quarter in 2021. The increase was mainly due to the same previously referenced factors impacting normalized EBITDA, partially offset by higher interest expense and higher current tax expense.

Cash used by operations for the fourth quarter of 2022 was $289 million ($1.02 per share), compared to $157 million ($0.56 per share) for the same quarter in 2021. The increase was mainly due to unfavourable variances in the net change in operating assets and liabilities, primarily as a result of higher commodity prices, partially offset by higher net income after taxes (after adjusting for non-cash items). Please refer to the Liquidity section of this MD&A for further details on the variance in cash from operations.

In the fourth quarter of 2022, AltaGas recorded pre-tax provisions on assets of approximately $6 million ($5 million after-tax) primarily related to the abandoned Alton natural gas storage project as a result of updated reclamation cost estimates. In the fourth quarter of 2021, AltaGas recorded pre-tax losses on dispositions of assets of approximately $1 million related to minor Midstream asset sales. In addition, in the fourth quarter of 2021, AltaGas recorded pre-tax provisions on assets of approximately $6 million ($2 million after-tax), primarily related to non-core development stage Midstream projects that were no longer being developed and the Parks at Walter Reed thermal plant in Washington, D.C. In the fourth quarter of 2021, AltaGas also recorded pre-tax provisions on equity investments of approximately $271 million ($209 million after-tax), related to its investment in MVP.

Operating and administrative expense for the fourth quarter of 2022 was $396 million, compared to $403 million for the same quarter in 2021. The decrease was mainly due to the favourable resolution of certain acquisition related commercial disputes and contingencies and lower crude and NGL marketing expenses, partially offset by higher power and fuel costs at the extraction facilities, higher expenses at the utilities, and the impact of the higher average Canadian/U.S. dollar exchange rate. Depreciation and amortization expense for the fourth quarter of 2022 was $112 million, compared to $105 million for the same quarter in 2021. The increase was due to the impact of new assets placed in-service, partially offset by the impact of the Alaska Utilities Disposition. Interest expense for the fourth quarter of 2022 was $99 million, compared to $67 million for the same quarter in 2021. The increase was due to $8 million of interest related to the subordinated hybrid notes, higher average interest rates, higher average debt balances, and a higher average Canadian/U.S. dollar exchange rate.

AltaGas recorded income tax expense of $12 million for the fourth quarter of 2022 compared to income tax recovery of $28 million in the same quarter in 2021. The increase in income tax expense was mainly due to an increase in income before income taxes in the fourth quarter of 2022 compared to a loss before income taxes in the same quarter in 2021.

Normalized net income was $178 million ($0.63 per share) for the fourth quarter of 2022, compared to $99 million ($0.35 per share) reported for the same quarter in 2021. The increase was mainly due to the same factors impacting normalized EBITDA, lower preferred share dividends, and lower net income applicable to non-controlling interests, partially offset by higher interest expense, higher normalized income tax expense, and higher depreciation and amortization expense. Normalizing items in the

AltaGas Ltd. – 2022 MD&A and Financial Statements - 23

fourth quarter of 2022 increased normalized net income by $124 million and included after‑tax amounts related to transaction costs related to acquisitions and dispositions, provisions on assets, and unrealized losses on risk management contracts. Normalizing items in the fourth quarter of 2021 increased normalized net income by $255 million and included after‑tax amounts related to transaction costs related to acquisitions and dispositions, provisions on assets, provisions on investments accounted for by the equity method, unrealized losses on risk management contracts, losses on sale of assets, and non-controlling interest portion of non-GAAP adjustments. Please refer to the Non-GAAP Financial Measures section of this MD&A for further details on normalization adjustments.

Year Ended December 31

Normalized EBITDA for the year ended December 31, 2022 was $1,537 million, compared to $1,472 million in 2021. Factors positively impacting normalized EBITDA included an increase in asset optimization activities at Washington Gas, higher earnings at the processing and extraction facilities driven by higher frac spreads and the recovery of turnaround costs from customers, favourable resolution of certain acquisition related commercial disputes and contingencies, impacts from Washington Gas' 2020 Maryland and District of Columbia rate cases and 2022 Virginia rate case, higher gas margins from WGL's retail marketing business, higher revenue from accelerated pipe replacement program spend, colder weather in Michigan and the District of Columbia, higher drilling and fuel margins at other ancillary businesses, and lower expenses relating to employee incentive plans as a result of the absence of the increase in share price in 2021. Factors negatively impacting normalized EBITDA included the impact of the sale of the U.S. transportation and storage business in April 2021 and the sale of AltaGas' interest in the Aitken Creek processing facilities in the second quarter of 2022, higher operating and administrative expenses at the utilities, lower earnings from the export facilities as strong volumes were more than offset by lower Asian-to-Canadian butane spreads, as well as elevated rail and freight logistics costs, the absence of gains on foreign exchange swaps in the fourth quarter of 2021, lower NGL marketing margins mainly due to the sale of NGL volumes in storage to the market at a premium in 2021, lower crude marketing margins, a write down of natural gas storage inventory to its net realizable value, an accrual for penalties related to certain alleged air-related violations at the Ferndale terminal, and the absence of a one-time contract termination payout related to a railcar sublease agreement in the third quarter of 2021. For the year ended December 31, 2022, the average Canadian/U.S. dollar exchange rate increased to 1.30 from an average of 1.25 in 2021, resulting in an increase in normalized EBITDA of approximately $29 million.
Income before income taxes for the year ended December 31, 2022 was $716 million, compared to $446 million in 2021. The increase was mainly due to the same previously referenced factors impacting normalized EBITDA, the absence of the pre-tax provision on equity investments recorded in 2021 related to MVP, and the absence of the pre-tax provision related to the sale of the U.S. transportation and storage business in the first quarter of 2021, partially offset by higher unrealized losses on risk management contracts, higher interest expense, and higher depreciation and amortization expense. Net income applicable to common shares for the year ended December 31, 2022 was $399 million ($1.42 per share), compared to $230 million ($0.82 per share) in 2021. The increase was mainly due to the same previously referenced factors impacting income before income taxes and lower preferred share dividends due to the redemption of preferred shares, partially offset by the loss on preferred shares redeemed in 2022 and higher income tax expense.

Normalized funds from operations for the year ended December 31, 2022 was $1,204 million ($4.28 per share), compared to $1,180 million ($4.21 per share) in 2021. The increase was mainly due to the same factors impacting normalized EBITDA and lower current income tax expense, partially offset by higher interest expense.

Cash from operations for the year ended December 31, 2022 was $539 million ($1.92 per share), compared to $738 million ($2.64 per share) in 2021. The decrease was mainly due to unfavourable variances in the net change in operating assets and liabilities, primarily as a result of fluctuations in commodity prices and sales volumes, partially offset by higher net income after taxes after adjusting for non-cash items. Please refer to the Liquidity section of this MD&A for further details on the variance in cash from operations.

AltaGas Ltd. – 2022 MD&A and Financial Statements - 24

In 2022, AltaGas recorded pre-tax gains on dispositions of assets of approximately $3 million. This was primarily comprised of a pre-tax loss of $3 million for expenses incurred related to asset sales which closed in prior periods, a pre-tax gain of $1 million on the sale of AltaGas' interest in the Aitken Creek processing facilities, a pre-tax loss of $2 million on the sale of a power plant in Brush, Colorado, and a pre-tax gain of $7 million on the sale of an energy storage development project in Goleta, California. In addition, in 2022, AltaGas recorded pre-tax provisions on assets of approximately $6 million ($5 million after-tax) primarily related to the previously mentioned abandoned Alton natural gas storage project. In 2021, AltaGas recorded a pre-tax gain on disposition of assets of approximately $6 million. This was primarily comprised of a pre-tax loss of $1 million on the last remaining U.S. distributed generation project which was sold in 2019 but transferred to the purchaser during the second quarter of 2021, a pre-tax gain of $3 million on the sale of the U.S. transportation and storage business, a pre-tax gain of $1 million on minor Midstream asset sales, and $3 million of cash proceeds received from an escrow account related to the 2019 disposition of AltaGas' investment in Meade, which held WGL Midstream's indirect, non-operating interest in the Central Penn pipeline (Central Penn). Upon close of the sale, various escrow accounts were established to provide the purchaser a form of recourse for the settlement of indemnification obligations. In addition, in 2021, AltaGas recorded pre-tax provisions on assets of approximately $64 million ($48 million after-tax) primarily related to the sale of the U.S. transportation and storage business and the previously mentioned provisions recorded in the fourth quarter of 2021. In 2021, AltaGas also recorded the previously mentioned provision on equity investments of $271 million ($209 million after-tax) related to its investment in MVP.

Operating and administrative expense for the year ended December 31, 2022 was $1,568 million, compared to $1,476 million in 2021. The increase was mainly due to higher expenses at the utilities, higher power and fuel costs at the extraction facilities, elevated rail and freight logistics related costs at the export facilities, and the impact of the higher average Canadian/U.S. dollar exchange rate, partially offset by the favourable resolution of certain acquisition related commercial disputes and contingencies, lower crude and NGL marketing expenses, and lower expenses relating to employee incentive plans as a result of the absence of an increase in share price in 2021. Depreciation and amortization expense for the year ended December 31, 2022 was $439 million, compared to $422 million in 2021. The increase was mainly due to the absence of depreciation and amortization adjustments made in the first quarter of 2021 related to the Petrogas purchase price allocation and WGL Midstream, and the impact of new assets placed in-service, partially offset by the impact of the Alaska Utilities Disposition and the impact of the sale of AltaGas' interest in the Aitken Creek processing facilities. Interest expense for the year ended December 31, 2022 was $330 million, compared to $275 million in 2021. The increase was due to $22 million of interest relating to the subordinated hybrid notes, higher average interest rates, higher average debt balances, and a higher average Canadian/U.S. dollar exchange rate.
AltaGas recorded income tax expense of $143 million for the year ended December 31, 2022 compared to $106 million in 2021. The increase in tax expense was mainly due to higher income before income taxes in 2022, partially offset by the recognition of research and development tax credits. Current tax expense of $23 million was recorded for the year ended December 31, 2022, which included $1 million of tax recovery related to asset sales, compared to current tax expense of $59 million in 2021, which included $12 million of tax expense on asset sales.

Normalized net income was $530 million ($1.89 per share) for the year ended December 31, 2022, compared to $481 million ($1.72 per share) in 2021. The increase was mainly due to the same previously referenced factors impacting normalized EBITDA, lower preferred share dividends, and lower normalized income tax expense, partially offset by higher depreciation and amortization expense and higher interest expense. Normalizing items in the year ended December 31, 2022 increased normalized net income by $131 million and included after‑tax amounts related to gains on sale of assets, transaction costs related to acquisitions and dispositions, loss on redemption of preferred shares, provisions on assets, reversal of provisions on investments accounted for by the equity method, non-controlling interest portion of non-GAAP adjustments, and unrealized losses on risk management contracts. Normalizing items in the year ended December 31, 2021 increased normalized net income by $251 million and included after‑tax amounts related to provisions on assets, transaction costs related to acquisitions and dispositions, restructuring costs, provisions on investments accounted for by the equity method, non-controlling interest

AltaGas Ltd. – 2022 MD&A and Financial Statements - 25

portion of non-GAAP adjustments, and unrealized gains on risk management contracts. Please refer to the Non-GAAP Financial Measures section of this MD&A for further details on normalization adjustments.
Non‑GAAP Financial Measures

This MD&A contains references to certain financial measures used by AltaGas that do not have a standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other entities. Readers are cautioned that these non-GAAP measures should not be construed as alternatives to other measures of financial performance calculated in accordance with GAAP. The non‑GAAP measures and their reconciliation to GAAP financial measures are shown below. These non-GAAP measures provide additional information that Management believes is meaningful in describing AltaGas' operational performance, liquidity and capacity to fund dividends, capital expenditures, and other investing activities. The specific rationale for, and incremental information associated with, each non‑GAAP measure is discussed below.
References to normalized EBITDA, normalized net income, normalized funds from operations, normalized income tax expense, normalized effective income tax rate, net debt, net debt to total capitalization, invested capital, and net invested capital throughout this MD&A have the meanings as set out in this section.

Change in Composition of Non-GAAP Measures

In the third quarter of 2022, Management changed the composition of certain of AltaGas' non-GAAP measures such that adjustments for acquired contingencies are no longer included as normalization adjustments. This change was made as a result of Management's assessment that these contingencies are of a recurring and ongoing nature, and as such, the more appropriate methodology is to align the non-GAAP treatment of these costs and recoveries with the GAAP accounting treatment. Prior period calculations of the relevant non-GAAP measures have been restated to reflect this change. The following table summarizes the impact of this change on the periods presented in this MD&A:

Increase (decrease) as result of change	Three Months Ended December 31		Year Ended December 31
($ millions, except where noted)	2022	2021	2022	2021
Normalized EBITDA	$—	$(7)	$30	$(18)
Normalized net income (1)	$—	$(8)	$17	$(16)
Normalized funds from operations (1)	$—	$(7)	$30	$(18)
Normalized income tax expense	$—	$1	$6	$(2)
Normalized effective tax rate (%)	—%	1.7%	0.1%	0.3%
(1) Corresponding per share amounts have also been adjusted.

AltaGas Ltd. – 2022 MD&A and Financial Statements - 26

Normalized EBITDA

	Three Months Ended December 31		Year Ended December 31
($ millions)	2022	2021	2022	2021
Income (loss) before income taxes (GAAP financial measure)	$78	$(162)	$716	$446
Add:
Depreciation and amortization	112	105	439	422
Interest expense	99	67	330	275
EBITDA	$289	$10	$1,485	$1,143
Add (deduct):
Transaction costs related to acquisitions and dispositions (1)	2	9	6	15
Unrealized losses (gains) on risk management contracts (2)	156	33	49	(18)
Losses (gains) on sale of assets (3)	—	1	(3)	(6)
Restructuring costs (4)	—	—	—	1
Provisions on assets	6	6	6	64
Provisions (reversal of provisions) on investments accounted for by the equity method (5)	—	271	(3)	271
Accretion expenses	2	4	7	6
Foreign exchange gains	(1)	—	(10)	(4)
Normalized EBITDA	$454	$334	$1,537	$1,472
(1)Comprised of transaction costs related to acquisitions and dispositions of assets and/or equity investments in the period. These costs are included in the "cost of sales" and "operating and administrative" line items on the Consolidated Statements of Income. Transaction costs include expenses, such as legal fees, which are directly attributable to the acquisition or disposition. As noted on page 26 of this MD&A, in the third quarter of 2022 AltaGas changed its non-GAAP policy to remove the normalization of acquisition related contingencies. The amounts presented in this table reflect the restated figures to align with the revised policy. Please refer to Note 4 of the 2022 Annual Consolidated Financial Statements for further details regarding AltaGas' disposition of assets in the period.
(2)Included in the "revenue" and “cost of sales” line items on the Consolidated Statements of Income. Please refer to Note 24 of the 2022 Annual Consolidated Financial Statements for further details regarding AltaGas' risk management activities.
(3)Included in the "other income" line item on the Consolidated Statements of Income. Please refer to Note 4 of the 2022 Annual Consolidated Financial Statements for further details regarding AltaGas' disposition of assets in the period.
(4)Comprised of costs related to a workforce optimization program. These costs are included in the “operating and administrative” line item on the Consolidated Statements of Income.
(5)Relates to the return of certain costs associated with the Constitution pipeline project as a result of its cancellation in February 2020 and provisions recorded on AltaGas' investment in MVP in the fourth quarter of 2021. The provisions are included in the “income (loss) from equity investments” line item on the Consolidated Statements of Income.

EBITDA is a measure of AltaGas' operating profitability prior to how business activities are financed, assets are amortized, or earnings are taxed. EBITDA is calculated from the Consolidated Statements of Income using income before income taxes adjusted for pre‑tax depreciation and amortization and interest expense.

AltaGas presents normalized EBITDA as a supplemental measure. Normalized EBITDA is used by Management to enhance the understanding of AltaGas' earnings over periods, as well as for budgeting and compensation related purposes. The metric is frequently used by analysts and investors in the evaluation of entities within the industry as it excludes items that can vary substantially between entities depending on the accounting policies chosen, the book value of assets, and the capital structure.

AltaGas Ltd. – 2022 MD&A and Financial Statements - 27

Normalized Net Income

	Three Months Ended December 31		Year Ended December 31
($ millions)	2022	2021	2022	2021
Net income (loss) applicable to common shares (GAAP financial measure)	$54	$(156)	$399	$230
Add (deduct) after-tax:
Transaction costs related to acquisitions and dispositions (1)	1	5	4	12
Unrealized losses (gains) on risk management contracts (2)	118	21	39	(10)
Losses (gains) on sale of assets (3)	—	15	(4)	—
Non-controlling interest portion of non-GAAP adjustments (4)	—	3	5	(9)
Restructuring costs (5)	—	—	—	1
Loss on redemption of preferred shares, including foreign exchange impact (6)	—	—	84	—
Provisions on assets	5	2	5	48
Provisions (reversal of provisions) on investments accounted for by the equity method (7)	—	209	(2)	209
Normalized net income	$178	$99	$530	$481
(1)Comprised of transaction costs related to acquisitions and dispositions of assets and/or equity investments in the period. The pre-tax costs are included in the "cost of sales" and "operating and administrative" line items on the Consolidated Statements of Income. Transaction costs include expenses, such as legal fees, which are directly attributable to the acquisition or disposition. As noted on page 26 of this MD&A, in the third quarter of 2022 AltaGas changed its non-GAAP policy to remove the normalization of acquisition related contingencies. The amounts presented in this table reflect the restated figures to align with the revised policy. Please refer to Note 4 of the 2022 Annual Consolidated Financial Statements for further details regarding AltaGas' disposition of assets in the period.
(2)The pre-tax amounts are included in the "revenue" and “cost of sales” line items on the Consolidated Statements of Income. Please refer to Note 24 of the 2022 Annual Consolidated Financial Statements for further details regarding AltaGas' risk management activities.
(3)The pre-tax amounts are included in the "other income" line item on the Consolidated Statements of Income. Please refer to Note 4 of the 2022 Annual Consolidated Financial Statements for further details regarding AltaGas' disposition of assets in the period. The after-tax amount in 2021 also includes the impact of the increase in accumulated state deferred income tax liabilities caused by the elimination of the WGL Midstream (now WGL Sustainable Energy LLC) business from AltaGas' consolidated U.S. tax group.
(4)The portion of non-GAAP adjustments applicable to non-controlling interests are excluded in the computation of normalized net income to ensure consistency of normalizations applied to controlling and non-controlling interests. These amounts are included in the “net income applicable to non-controlling interests" line item on the Consolidated Statements of Income. As noted on page 26 of this MD&A, in the third quarter of 2022 AltaGas changed its non-GAAP policy to remove the normalization of acquisition related contingencies. This includes the associated impact to the portion applicable to non-controlling interests. The amounts presented in this table reflect the restated figures to align with the revised policy.
(5)Comprised of costs related to a workforce optimization program. The pre-tax costs are included in the “operating and administrative” line item on the Consolidated Statements of Income.
(6)Comprised of losses on the redemption of Series K Preferred Shares on March 31, 2022 and the redemption of U.S. dollar denominated Series C Preferred Shares on September 30, 2022 including an associated foreign exchange loss of approximately $69 million. The loss on redemption of preferred shares is recorded on the "loss of redemption of preferred shares" line on the Consolidated Statements of Income.
(7)Relates to the return of certain costs associated with the Constitution pipeline project as a result of its cancellation in February 2020 and provisions recorded on AltaGas' investment in MVP in the fourth quarter of 2021. The pre-tax provisions are included in the “income (loss) from equity investments” line item on the Consolidated Statements of Income.

Normalized net income and normalized net income per share are used by Management to enhance the comparability of AltaGas’ earnings, as it reflects the underlying performance of AltaGas’ business activities.

AltaGas Ltd. – 2022 MD&A and Financial Statements - 28

Normalized Funds From Operations

	Three Months Ended December 31		Year Ended December 31
($ millions)	2022	2021	2022	2021
Cash from (used by) operations (GAAP financial measure)	$(289)	$(157)	$539	$738
Add (deduct):
Net change in operating assets and liabilities	653	437	650	410
Asset retirement obligations settled	5	3	10	10
Funds from operations	$369	$283	$1,199	$1,158
Add (deduct):
Transaction costs related to acquisitions and dispositions (1)	2	9	6	15
Current tax expense (recovery) on asset sales (2)	—	(12)	(1)	6
Restructuring costs (3)	—	—	—	1
Normalized funds from operations	$371	$280	$1,204	$1,180
(1)Comprised of transaction costs related to acquisitions and dispositions of assets and/or equity investments in the period. These costs exclude non-cash amounts and are included in the "cost of sales" and "operating and administrative" line items on the Consolidated Statements of Income. Transaction costs include expenses, such as legal fees, which are directly attributable to the acquisition or disposition. As noted on page 26 of this MD&A, in the third quarter of 2022 AltaGas changed its non-GAAP policy to remove the normalization of acquisition related contingencies. The amounts presented in this table reflect the restated figures to align with the revised policy. Please refer to Note 4 of the 2022 Annual Consolidated Financial Statements for further details regarding AltaGas' disposition of assets in the period.
(2)Included in the "current income tax expense" line item on the Consolidated Statements of Income.
(3)Comprised of costs related to a workforce optimization program. These costs are included in the “operating and administrative” line item on the Consolidated Statements of Income.

Normalized funds from operations and funds from operations are used to assist Management and investors in analyzing the liquidity of the Corporation. Management uses these measures to understand the ability to generate funds for capital investments, debt repayment, dividend payments, and other investing activities.

Funds from operations and normalized funds from operations as presented should not be viewed as an alternative to cash from (used in) operations or other cash flow measures calculated in accordance with GAAP.

Normalized Income Tax Expense

	Three Months Ended December 31		Year Ended December 31
($ millions)	2022	2021	2022	2021
Income tax expense (recovery) (GAAP financial measure)	$12	$(28)	$143	$106
Add (deduct) tax impact of:
Transaction costs related to acquisitions and dispositions (1)	1	4	2	4
Unrealized losses (gains) on risk management contracts	38	12	10	(9)
Losses (gains) on sale of assets	—	(14)	1	(6)
Provisions on assets	1	4	1	16
Provisions (reversal of provisions) on investments accounted for by the equity method	—	62	(1)	62
Normalized income tax expense	$52	$40	$156	$173
(1)As noted on page 26 of this MD&A, in the third quarter of 2022 AltaGas changed its non-GAAP policy to remove the normalization of acquisition related contingencies. The amounts presented in this table reflect the restated figures to align with the revised policy.

The above table provides a reconciliation of normalized income tax expense from the GAAP financial measure, income tax expense. The reconciling items are comprised of the income tax impacts of normalizing items present in the calculation of normalized net income. For more information on the individual normalizing items, please refer to the normalized net income reconciliation above.

AltaGas Ltd. – 2022 MD&A and Financial Statements - 29

Normalized income tax expense is used by Management to enhance the comparability of the impact of income tax on AltaGas’ earnings, as it reflects the underlying performance of AltaGas’ business activities, and is presented to provide this perspective to analysts and investors.

Net Debt and Net Debt to Total Capitalization

Net debt and net debt to total capitalization are used by the Corporation to monitor its capital structure and financing requirements. It is also used as a measure of the Corporation’s overall financial strength and is presented to provide this perspective to analysts and investors. Net debt is defined as short-term debt (excluding third-party project financing obtained for the construction of certain energy management services projects), plus current and long-term portions of long-term debt (including debt classified as held for sale), and subordinated hybrid notes, less cash and cash equivalents. Total capitalization is defined as net debt plus shareholders’ equity and non-controlling interests. Additional information regarding these non-GAAP measures can be found under the Capital Resources section of this MD&A.

Net Invested Capital

	Three Months Ended December 31		Year Ended December 31
($ millions)	2022	2021	2022	2021
Cash used in investing activities (GAAP financial measure)	$336	$241	$997	$483
Add (deduct):
Net change in non-cash capital expenditures (1)	(7)	11	(6)	(33)
Allowance for Funds Used During Construction (AFUDC) (2)	(3)	—	(3)	—
Contributions from non-controlling interests (3)	—	—	—	(1)
Net invested capital	$326	$252	$988	$449
(1)Comprised of non-cash capital expenditures included in the "accounts payable and accrued liabilities" line item on the Consolidated Balance Sheets. Please refer to Note 32 of the 2022 Annual Consolidated Financial Statements for further details.
(2)AFUDC is the amount that a rate-regulated enterprise is allowed to recover for its cost of financing assets under construction and is included in the "property, plant and equipment" line item on the Consolidated Balance Sheets.
(3)Comprised of partner recoveries for capital expenditures incurred for the Ridley Island Propane Export Terminal. These recoveries are included in "contributions from non-controlling interests" under financing activities in the Consolidated Statements of Cash Flows, however as Management views this as a part of AltaGas' invested capital, it has been included in the calculation of net invested capital.

Invested capital is a measure of AltaGas' use of funds for capital expenditure activities. It includes expenditures relating to property, plant, and equipment and intangible assets, capital contributed to long term investments, and contributions from non-controlling interests. Net invested capital is invested capital presented net of any proceeds from disposals of assets and equity investments in the period. Net invested capital is calculated based on the investing activities section in the Consolidated Statements of Cash Flows, adjusted for items such as non-cash capital expenditures, AFUDC, and contributions from non-controlling interests. Invested capital and net invested capital are used by Management, investors, and analysts to enhance the understanding of AltaGas' capital expenditures from period to period and provide additional detail on the Company's use of capital.

Supplemental Calculations

Reconciliation of Normalized EBITDA to Normalized Net Income

The below table provides a supplemental reconciliation of normalized EBITDA to normalized net income. Both of these non-GAAP measures have been previously reconciled to the relevant GAAP financial measures in the section above. This supplemental information is provided as additional information to assist analysts and investors in comparing normalized EBITDA to normalized net income and is not intended as a substitute for the reconciliations to the nearest comparable GAAP measures. Readers should not place undue reliance on this supplemental reconciliation.

AltaGas Ltd. – 2022 MD&A and Financial Statements - 30

	Three Months Ended December 31		Year Ended December 31
($ millions)	2022	2021	2022	2021
Normalized EBITDA (1)	$454	$334	$1,537	$1,472
Add (deduct):
Depreciation and amortization	(112)	(105)	(439)	(422)
Interest expense	(99)	(67)	(330)	(275)
Income tax expense (recovery)	(12)	28	(143)	(106)
Normalizing items impacting income taxes (1)(2)	(40)	(68)	(13)	(67)
Accretion expenses	(2)	(4)	(7)	(6)
Foreign exchange gains	1	—	10	4
Non-controlling interest portion of non-GAAP adjustments (3)	—	3	5	(9)
Net income applicable to non-controlling interests	(5)	(9)	(50)	(57)
Preferred share dividends	(7)	(13)	(40)	(53)
Normalized net income (1)	$178	$99	$530	$481
(1)As noted on page 26 of this MD&A, in the third quarter of 2022 AltaGas changed its non-GAAP policy to remove the normalization of acquisition related contingencies. The amounts presented in this table reflect the restated figures to align with the revised policy.
(2)Represents the income tax expense related to the normalizing items included in the calculation of normalized EBTIDA.
(3)The portion of non-GAAP adjustments applicable to non-controlling interests are excluded in the computation of normalized net income to ensure consistency of normalizations applied to controlling and non-controlling interests. These amounts are included in the “net income applicable to non-controlling interests" line item on the Consolidated Statements of Income. As noted on page 26 of this MD&A, in the third quarter of 2022 AltaGas changed its non-GAAP policy to remove the normalization of acquisition related contingencies. This includes the associated impact of the portion applicable to non-controlling interests. The amounts presented in this table reflect the restated figures to align with the revised policy.

Calculation of Normalized Effective Income Tax Rate

The below table provides a calculation of normalized effective income tax rate from normalized net income and normalized income tax expense. Both of these non-GAAP measures have been previously reconciled to the relevant GAAP measures in the section above. This supplemental calculation is provided as additional information to assist analysts and investors in comparing normalized income tax expense to normalized net income and is not intended as a substitute for the reconciliations to the nearest comparable GAAP measures. Readers should not place undue reliance on this supplemental calculation.

	Three Months Ended December 31		Year Ended December 31
($ millions, except where noted)	2022	2021	2022	2021
Normalized net income (1)	$178	$99	$530	$481
Add (deduct):
Normalized income tax expense (1)	52	40	156	173
Net income applicable to non-controlling interests	5	9	50	57
Non-controlling interest portion of non-GAAP adjustments (2)	—	(3)	(5)	9
Preferred share dividends	7	13	40	53
Normalized net income before taxes (1)	$242	$158	$771	$773

Normalized effective income tax rate (%) (1)(3)	21.5	25.3	20.2	22.4
(1)Calculated in the section above. As noted on page 26 of this MD&A, in the third quarter of 2022 AltaGas changed its non-GAAP policy to remove the normalization of acquisition related contingencies. The amounts presented in this table reflect the restated figures to align with the revised policy.
(2)The portion of non-GAAP adjustments applicable to non-controlling interests are excluded in the computation of normalized net income to ensure consistency of normalizations applied to controlling and non-controlling interests. These amounts are included in the “net income applicable to non-controlling interests" line item on the Consolidated Statements of Income. As noted on page 26 of this MD&A, in the third quarter of 2022 AltaGas changed its non-GAAP policy to remove the normalization of acquisition related contingencies. This includes the associated impact to the portion applicable to non-controlling interests. The amounts presented in this table reflect the restated figures to align with the revised policy.
(3)Calculated as normalized income tax expense divided by normalized net income before taxes.

AltaGas Ltd. – 2022 MD&A and Financial Statements - 31

Results of Operations by Reporting Segment

Normalized EBITDA (1) (2)	Three Months Ended December 31		Year Ended December 31
($ millions)	2022	2021	2022	2021
Utilities	$294	$238	$933	$771
Midstream	163	95	607	717
Sub-total: Operating Segments	$457	$333	$1,540	$1,488
Corporate/Other	(3)	1	(3)	(16)
	$454	$334	$1,537	$1,472
(1)Non‑GAAP financial measure; See discussion in the Non‑GAAP Financial Measures section of this MD&A.
(2)In the third quarter of 2022, Management changed AltaGas' non-GAAP policy to remove normalization adjustments relating to acquired contingencies. Prior periods have been restated to reflect this change. Please refer to the Non-GAAP Financial Measures section of this MD&A for additional details.

Income (Loss) Before Income Taxes	Three Months Ended December 31		Year Ended December 31
($ millions)	2022	2021	2022	2021
Utilities	$80	$64	$548	$538
Midstream	113	(151)	526	242
Sub-total: Operating Segments	$193	$(87)	$1,074	$780
Corporate/Other	(115)	(75)	(358)	(334)
	$78	$(162)	$716	$446

Revenue	Three Months Ended December 31		Year Ended December 31
($ millions)	2022	2021	2022	2021
Utilities	$1,725	$1,261	$4,980	$3,936
Midstream	2,145	1,852	9,010	6,535
Sub-total: Operating Segments	$3,870	$3,113	$13,990	$10,471
Corporate/Other	28	27	97	104
Intersegment eliminations	—	—	—	(2)
	$3,898	$3,140	$14,087	$10,573

AltaGas Ltd. – 2022 MD&A and Financial Statements - 32

Utilities

Operating Statistics

	Three Months Ended December 31		Year Ended December 31
	2022	2021	2022	2021
Natural gas deliveries - end-use (Bcf) (1)	54.3	44.0	164.6	155.9
Natural gas deliveries - transportation (Bcf) (1)	34.0	31.2	126.9	124.5
Service sites (thousands) (2)	1,704	1,689	1,704	1,689
Degree day variance from normal - SEMCO Gas (%) (3)	(1.7)	(15.0)	1.2	(10.0)
Degree day variance from normal - ENSTAR (%) (3)	8.7	11.9	(2.2)	11.0
Degree day variance from normal - Washington Gas (%) (3) (4)	9.2	(12.7)	4.5	(7.0)
Retail energy marketing - gas sales volumes (Mmcf)	18,064	16,299	59,302	58,589
Retail energy marketing - electricity sales volumes (GWh)	3,328	3,167	13,217	13,355
(1)Bcf is one billion cubic feet.
(2)Service sites reflect all of the service sites of the utilities, including transportation and non‑regulated business lines.
(3)A degree day is a measure of coldness determined daily as the number of degrees the average temperature during the day in question is below 65 degrees Fahrenheit. Degree days for a particular period are determined by adding the degree days incurred during each day of the period. Normal degree days for a particular period are the average of degree days during the prior 15 years for SEMCO Gas, during the prior 10 years for ENSTAR, and during the prior 30 years for Washington Gas.
(4)In certain of Washington Gas’ jurisdictions (Virginia and Maryland) there are billing mechanisms in place that are designed to eliminate the effects of variance in customer usage caused by weather and other factors such as conservation. In the District of Columbia, there is no weather normalization billing mechanism nor does Washington Gas hedge to offset the effects of weather. As a result, colder or warmer weather will result in variances to financial results.

Regulatory Metrics

	Year Ended December 31
	2022	2021
Approved ROE (%) (1)	9.6	9.6
Approved return on debt (%) (1)	4.7	4.7
Rate base ($ millions) (2) (3) (4)	5,211	4,655
(1)Weighted average of all the regulated utilities.
(2)Rate base is indicative of the earning potential of each utility over time. Approved revenue requirement for each utility is typically based on the rate base as approved by the regulator for the respective rate application, but may differ from the rate base indicated above.
(3)Reflects AltaGas’ 65 percent interest in Cook Inlet Natural Gas Storage Alaska LLC, which was sold on March 1, 2023 pursuant to the Alaska Utilities Disposition.
(4)In U.S. dollars.

During the fourth quarter of 2022, AltaGas’ Utilities segment experienced colder weather at SEMCO, warmer weather at ENSTAR, and colder weather at Washington Gas compared to the same quarter of 2021.

For the year ended December 31, 2022, AltaGas' Utilities segment experienced colder weather at SEMCO, warmer weather at ENSTAR, and colder weather at Washington Gas compared to 2021.

Service sites at December 31, 2022 increased by approximately 14 thousand sites compared to December 31, 2021 due to growth in customer base.

In the fourth quarter of 2022, U.S. retail gas sales volumes were 18,064 Mmcf, compared to 16,299 Mmcf in the same quarter of 2021. The increase was primarily due to colder than average weather in the fourth quarter of 2022 compared to the same quarter of 2021. In the fourth quarter of 2022, U.S. retail electricity sales volumes were 3,328 GWh compared to 3,167 GWh in the same quarter of 2021. The increase was primarily due to colder than average weather in the fourth quarter of 2022 compared to the same quarter of 2021.

AltaGas Ltd. – 2022 MD&A and Financial Statements - 33

For the year ended December 31, 2022, U.S. retail gas sales volumes were 59,302 Mmcf, compared to 58,589 Mmcf in the same period in 2021. The increase was primarily due to an increase in the number of customers served and variations in the weather in the year ended December 31, 2022 compared to 2021. For the year ended December 31, 2022, U.S. retail electricity sales volumes were 13,217 GWh compared to 13,355 GWh in the same period in 2021. The slight decrease was primarily due to a decrease in customers served by the business and variations in the weather.

Three Months Ended December 31

The Utilities segment reported normalized EBITDA of $294 million in the fourth quarter of 2022, compared to $238 million in the same quarter in 2021. The increase in normalized EBITDA was mainly due to an increase in asset optimization activities at Washington Gas, an impact of approximately $20 million due to the change in foreign exchange rates, the impact of Washington Gas' Virginia rate case, colder weather in Michigan and the District of Columbia, higher late fees, higher power margins from WGL's retail marketing business, higher revenue associated with carrying charges for natural gas held in storage, customer growth, and higher revenue from accelerated pipe replacement program spend, partially offset by higher operating and administrative expenses and lower gas margins from WGL's retail marketing business.

The Utilities segment income before income taxes was $80 million in the fourth quarter of 2022, compared to $64 million in the same quarter in 2021. The increase was mainly due to the same previously referenced factors impacting normalized EBITDA, partially offset by higher unrealized losses on risk management contracts mainly within the retail marketing business.

Year Ended December 31

The Utilities segment reported normalized EBITDA of $933 million in the year ended December 31, 2022, compared to $771 million in 2021. The increase in normalized EBITDA was mainly due to an increase in asset optimization activities at Washington Gas, the impact of Washington Gas' 2020 Maryland and District of Columbia rate cases and the implementation of interim rates for the Virginia rate case filed in 2022, higher gas margins from WGL's retail marketing business, an impact of approximately $27 million due to the change in foreign exchange rates, colder weather in Michigan and the District of Columbia, higher revenue from accelerated pipe replacement program spend, customer growth, higher revenue associated with carrying charges for natural gas held in storage, higher late fees, and favourable usage in certain jurisdictions, partially offset by higher operating and administrative expenses, warmer weather in Alaska, and lower power margins from WGL's retail marketing business.

The Utilities segment income before income taxes was $548 million in the year ended December 31, 2022, compared to $538 million in 2021. The increase was mainly due to the same previously referenced factors impacting normalized EBITDA, partially offset by higher unrealized losses on risk management contracts, primarily within the retail marketing business.

AltaGas Ltd. – 2022 MD&A and Financial Statements - 34

Rate Case Updates

Utility/Jurisdiction	Date Filed	Request	Status	Expected Timing of Decision
Washington Gas - District of Columbia	April 2022
US$53 million increase in base rates, including US$5 million currently collected through the PROJECTpipes surcharge. Therefore, the incremental amount of the base rate increase requested was approximately US$48 million.

On April 4, 2022, Washington Gas filed an application for authority to increase charges for gas service in the District of Columbia. The requested rates are designed to collect approximately US$53 million in total annual revenues requesting a 10.4 percent rate of return on equity. Of the requested revenue increase, approximately US$5 million represents costs currently collected through the PROJECTpipes surcharge; therefore, the incremental amount of the base rate increase is approximately US$48 million. Washington Gas requested that new rates be implemented in January 2023. The PSC of DC adopted a procedural schedule on August 12, 2022 and supplemental testimony was filed on September 2, 2022. The direct testimony of the District of Columbia's Office of People's Counsel and other intervenors was filed on November 4, 2022. Rebuttal testimony was filed on January 6, 2023 and evidentiary hearings are scheduled for late March 2023.
Timing of decision not yet known, however based on procedural schedule, decision could be around Q3 2023.
Washington Gas - Virginia	June 2022	US$48 million increase in base rates, plus the request to transfer an additional US$39 million currently collected in SAVE surcharge into base rates, for a total increase of approximately US$87 million.	On June 29, 2022, Washington Gas filed an application for authority to increase rates in the Commonwealth of Virginia. The requested rates are designed to collect an incremental US$48 million in total annual revenues requesting a 10.75 percent return on equity. In addition to the incremental revenues requested, the base rate increase also includes the transfer of US$39 million in revenues currently collected in the form of a surcharge relating to Washington Gas' SAVE program. Washington Gas implemented the proposed rates (on an interim basis subject to refund) on the first billing cycle date for December 2022, which was 150 days after its application was filed, as permitted by Virginia law. Intervenors provided their direct testimony on February 10, 2023. The SCC of VA staff testimony is due on March 10, 2023, Washington Gas' rebuttal testimony is due on April 7, 2023, and the hearings are scheduled for May 2023.	Timing of decision not yet known. Interim rates went into effect on the first billing cycle for December 2022, subject to refund.

AltaGas Ltd. – 2022 MD&A and Financial Statements - 35

Utility/Jurisdiction	Date Filed	Request	Status	Expected Timing of Decision
Washington Gas - Maryland	August 2020	US$27 million increase in base rates, including US$6 million currently collected through the Strategic Infrastructure Development Enhancement Plan (STRIDE) surcharges for system upgrades. Therefore, the incremental amount of the base rate increase requested was approximately US$21 million.
On April 9, 2021, a final order was received from the PSC of MD related to this rate increase application, authorizing Washington Gas to increase its Maryland natural gas distribution rates by approximately US$13 million (including US$6 million currently collected through the STRIDE surcharge), reflecting a return on equity of 9.70 percent. The revenue increase became effective on March 26, 2021. On May 14, 2021, the Maryland Office of People's Counsel (MD OPC) filed a petition for re-hearing of the PSC of MD's finding on merger synergy savings and certain rate base additions. The request was denied and on August 31, 2021, the MD OPC filed an appeal of the PSC of MD's denial of their petition for a re-hearing with the Circuit Court of Baltimore City (Circuit Court). On February 25, 2022, the Circuit Court reversed the July 29, 2021 order from the PSC of MD and remanded two issues back to the PSC of MD. On March 10, 2022, the PSC of MD filed a Motion to Alter or Amend Judgement to the Circuit Court's ruling on the merger synergy savings issue and the MD OPC filed a response. On May 31, 2022, the Circuit Court granted the PSC of MD and Washington Gas' joint motion, determining that the PSC of MD properly permitted Washington Gas' recovery of corporate costs and relieving the PSC of MD of the obligation to rule on merger synergy savings on remand. The Circuit Court did not disturb its ruling on certain rate base additions, and the PSC of MD stated in a subsequent filing that it will address future challenges to rate base in accordance with the Circuit Court's original ruling. On June 30, 2022, the MD OPC appealed the Circuit Court's new order on merger synergy savings to the Appellate Court of Maryland (formerly the Maryland Court of Special Appeals). Washington Gas anticipates a final decision from the Appellate Court as soon as the first half of 2023.
Final order issued April 2021. Decision by Court of Special Appeals expected in the first half of 2023.

Other Regulatory Updates

On September 2, 2022, Washington Gas filed a request with the PSC of MD seeking permission to resume collections, late fees, and terminations. Washington Gas is currently conversing with PSC of MD Staff and the MD OPC on a joint recommendation for regularizing call center metrics and resuming regular customer care, including collections, late fees and terminations.

On October 6, 2022, the PSC of DC approved Washington Gas request to automatically enroll District of Columbia energy assistance customers to its Arrearage Management Plan (AMP). The PSC of DC also extended the AMP for two years until October 31, 2024.

AltaGas Ltd. – 2022 MD&A and Financial Statements - 36

Midstream

Operating Statistics

	Three Months Ended December 31		Year Ended December 31
	2022	2021	2022	2021
LPG export volumes (Bbls/d) (1)	97,152	76,609	101,654	89,331
Total inlet gas processed (Mmcf/d) (1)	1,274	1,534	1,268	1,498
Extraction ethane volumes (Bbls/d) (1)	21,947	27,000	23,816	27,955
Extraction NGL volumes (Bbls/d) (1) (2)	34,782	35,734	32,853	36,364
Fractionation volumes (Bbls/d) (1)	36,658	37,000	33,602	30,715
Frac spread - realized ($/Bbl) (1) (3)	25.14	9.18	26.07	12.15
Frac spread - average spot price ($/Bbl) (1) (4)	23.14	35.82	32.02	28.91
Propane Far East Index (FEI) to Mont Belvieu spread (US$/Bbl) (1) (5)	18.95	12.65	13.81	10.14
Butane FEI to Mont Belvieu spread (US$/Bbl) (1) (6)	18.59	10.29	13.31	10.46
(1)Average for the period.
(2)NGL volumes refer to propane, butane, and condensate.
(3)Realized frac spread or NGL margin, expressed in dollars per barrel of NGL, is derived from sales recorded by the segment during the period for frac spread exposed volumes plus the settlement value of frac hedges settled in the period less extraction premiums, divided by the total frac exposed volumes produced during the period.
(4)Average spot frac spread or NGL margin, expressed in dollars per barrel of NGL, is indicative of the average sales price that AltaGas receives for propane, butane and condensate less extraction premiums, before accounting for hedges, divided by the respective frac spread exposed volumes for the period.
(5)Average propane price spread between FEI and Mont Belvieu TET commercial index.
(6)Average butane price spread between FEI and Mont Belvieu TET commercial index.
LPG volumes exported to Asia from RIPET and Ferndale for the three months ended December 31, 2022 averaged 97,152 Bbls/d compared to 76,609 Bbls/d for the same period in 2021. There were 16 full shipments in the fourth quarter of 2022, compared to 13 full shipments and one partial shipment in the same period in 2021. Higher export volumes were primarily the result of increased offtake demand, higher available supply, and improved logistics.

LPG volumes exported to Asia from RIPET and Ferndale for the year ended December 31, 2022 averaged 101,654 Bbls/d compared to 89,331 Bbls/d for the same period in 2021. There were 68 shipments during the year ended December 31, 2022 compared to 60 shipments in the same period of 2021. Higher export volumes and shipments were primarily the result of increased offtake demand, higher available supply, and improved logistics.

Inlet gas processing volumes for the fourth quarter of 2022 decreased by 260 Mmcf/d compared to the same quarter in 2021. Lower inlet gas processing volumes in the fourth quarter of 2022 were primarily the result of the impact of the Aitken Creek sale and lower producer volumes at the Townsend complex.

Inlet gas processing volumes for the year ended December 31, 2022 decreased by 230 Mmcf/d compared to the same period in 2021. Lower inlet gas processing volumes in the year ended December 31, 2022 were primarily the result of the Aitken Creek sale, scheduled turnarounds at the Harmattan, Townsend, and Gordondale facilities in the second quarter of 2022, and lower producer volumes at the Townsend complex.

Average ethane volumes for the fourth quarter of 2022 decreased by 5,053 Bbls/d, while average NGL production volumes decreased by 952 Bbls/d compared to the same quarter in 2021. Lower ethane volumes were primarily a result of lower co-stream production at Harmattan due to a customer re-injecting its share of ethane production. Lower extracted NGL volumes were due to lower raw gas inlet volumes at the Townsend facility, partially offset by higher raw gas inlet volumes at Gordondale.

Average ethane volumes for the year ended December 31, 2022 decreased by 4,139 Bbls/d compared to 2021, while average NGL production volumes decreased by 3,511 Bbls/d compared to the same period in 2021. Lower ethane volumes were a

AltaGas Ltd. – 2022 MD&A and Financial Statements - 37

result of the scheduled turnaround at Harmattan, lower contracted ethane volumes at the extraction facilities, and lower co-stream production at Harmattan due to a customer re-injecting its share of ethane production. Lower extracted NGL volumes were a result of scheduled turnarounds at the Townsend and Gordondale facilities and lower inlet volumes at the extraction facilities due to scheduled maintenance.

Fractionation volumes for the fourth quarter of 2022 were relatively flat compared to the same quarter in 2021. The slight decrease was a result of lower Harmattan trucked-in NGL mix and raw gas volumes, partially offset by higher fractionation volumes at the Younger facility due to higher inlet and higher North Pine volumes and utilization.

Fractionation volumes for the year ended December 31, 2022 increased by 2,887 Bbls/d compared to the same period in 2021. Higher fractionation volumes were a result of more available volumes due to upstream facility expansions, higher North Pine volumes and utilization, and higher Harmattan trucked-in NGL mix and raw gas volumes, partially offset by scheduled turnarounds at the Harmattan and North Pine facilities.

Three Months Ended December 31

The Midstream segment reported normalized EBITDA of $163 million in the fourth quarter of 2022, compared to $95 million in the same quarter in 2021. The increase in normalized EBITDA in the fourth quarter of 2022 was mainly due to higher earnings at the export facilities due to higher export volumes, with lower butane margins and elevated rail and freight logistics costs offset by higher propane margins (inclusive of hedges), higher earnings at the extraction facilities driven by higher frac spreads, higher power revenue at Harmattan primarily driven by higher power prices, and lower operating and administrative expenses at the processing facilities, partially offset by the impact of the lost contribution from the Aitken Creek facility sale. Other factors impacting normalized EBITDA in the Midstream segment during the fourth quarter of 2022 relative to the fourth quarter of 2021 included the favourable resolution of certain commercial disputes and contingencies, and stronger contribution from a number of AltaGas’ ancillary businesses, partially offset by lower margins from the marketing business, a write down of natural gas storage inventory to its net realizable value, and an accrual for penalties related to certain alleged air-related violations at the Ferndale terminal.

Income before income taxes in the Midstream segment was $113 million in the fourth quarter of 2022, compared to a loss of $151 million in the same quarter in 2021. The increase was mainly due to the absence of the impairment on MVP recorded in the fourth quarter of 2021, the same previously referenced factors impacting normalized EBITDA, and lower transaction costs, partially offset by higher unrealized losses on risk management contracts, higher provisions on assets, and higher depreciation expense.

In the fourth quarter of 2022, the Midstream segment recognized pre-tax provisions on assets of approximately $6 million ($5 million after-tax) primarily related to the abandoned Alton natural gas storage project. In the fourth quarter of 2021, the Midstream segment recognized a pre-tax provision on assets of approximately $1 million ($1 million after-tax) primarily related to non-core development stage Midstream projects that were no longer being developed. In addition, in the fourth quarter of 2021, the Midstream segment recognized a pre-tax provision on equity investments of approximately $271 million ($209 million after-tax) related to its investment in MVP.

Year Ended December 31

The Midstream segment reported normalized EBITDA of $607 million in the year ended December 31, 2022, compared to $717 million in 2021. The decrease in normalized EBITDA in the year ended December 31, 2022 reflected the absence of strong contributions from WGL Midstream in the first quarter of 2021 as a result of the sale of the U.S. transportation and storage business in April 2021, and lower earnings from the export facilities as strong export volumes were more than offset by lower Asian-to-Canadian butane spreads, and elevated rail and freight logistics related costs including fuel surcharges. The processing facilities were positively impacted by higher earnings at the extraction facilities driven by higher frac spreads and

AltaGas Ltd. – 2022 MD&A and Financial Statements - 38

the recovery of turnaround costs from customers at the Townsend and Gordondale facilities, partially offset by the impact of the lost contribution from the Aitken Creek facility sale. Normalized EBITDA in the Midstream segment for 2022 was also impacted by the favourable resolution of certain acquisition related commercial disputes and contingencies and higher drilling and fuel margins at other ancillary businesses, partially offset by lower marketing margins, the absence of gains on foreign exchange swaps, the absence of a one-time contract termination payout related to a railcar sublease agreement in the third quarter of 2021, lower NGL marketing margins due to the sale of NGL volumes in storage to the market at a premium in 2021, and a write down of natural gas storage inventory to its net realizable value.

Income before income taxes in the Midstream segment was $526 million in the year ended December 31, 2022, compared to $242 million in 2021. The increase was mainly due to the absence of the impairment of MVP recorded in the fourth quarter of 2021, higher unrealized gains on risk management contracts, the absence of the pre-tax provision related to the sale of the U.S. transportation and storage business in the first quarter of 2021, and lower transaction costs, partially offset by the same previously referenced factors impacting normalized EBITDA, higher depreciation expense, and higher losses on disposition of assets.

In 2022, the Midstream segment recognized a pre-tax loss on disposition of assets of approximately $3 million primarily due to expenses incurred in the third quarter of 2022 related to asset sales which closed in previous periods and the sale of AltaGas' interest in the Aitken Creek processing facilities in the second quarter of 2022. In addition, in 2022, the Midstream segment recognized the previously mentioned pre-tax provision of approximately $6 million ($5 million after-tax) primarily related to the abandoned Alton natural gas storage project. In 2021, the Midstream segment recognized pre-tax gains on dispositions of assets of approximately $6 million related to the sale of the U.S. transportation and storage business, certain propane distribution assets, minor Midstream asset sales, and cash proceeds received from an escrow account related to the 2019 disposition of AltaGas' investment in Meade, which held WGL Midstream's (now WGL Sustainable Energy LLC) indirect, non-operating interest in Central Penn. In addition, in 2021, the Midstream segment recognized pre-tax provisions of approximately $59 million ($44 million after-tax) primarily related to the sale of the U.S. transportation and storage business as well as the previously mentioned provisions recognized in the fourth quarter of 2021. In 2021, the Midstream segment also recognized the previously mentioned provision on equity investments of $271 million ($209 million after-tax) related to its investment in MVP.

Midstream Hedges

	Three Months Ended December 31		Year Ended December 31
	2022	2021	2022	2021
Frac exposed volumes (Bbls/d)	10,927	9,081	10,440	9,887
NGL volumes hedged (Bbls/d)	8,000	8,982	8,204	9,253
Average price of NGL volumes hedged ($/Bbl) (1)	34	26	34	26
Average export volumes hedged (Bbls/d)	55,953	44,984	54,721	47,714
Average FEI to North American NGL price spread for volumes hedged (US$/Bbl)	11	10	16	10
(1)Excludes basis differential.

AltaGas Ltd. – 2022 MD&A and Financial Statements - 39

Corporate/Other

Three Months Ended December 31

In the Corporate/Other segment, normalized EBITDA for the fourth quarter of 2022 was a loss of $3 million, compared to normalized EBITDA of $1 million in the same quarter in 2021. The decrease in normalized EBITDA was mainly due to higher operating and administrative expenses.

Loss before income taxes in the Corporate/Other segment was $115 million in the fourth quarter of 2022, compared to $75 million in the same quarter in 2021. The higher loss was mainly due to higher interest expense, the same previously referenced factors impacting normalized EBITDA, and higher unrealized losses on risk management contracts, partially offset by the absence of provisions on assets recorded in 2021.

In the fourth quarter of 2021, the Corporate/Other segment recognized a pre-tax provision on assets of $5 million relating to the Parks at Walter Reed thermal plant in Washington, D.C.

Year Ended December 31

In the Corporate/Other segment, normalized EBITDA for the year ended December 31, 2022 was a loss of $3 million, compared to $16 million in 2021. The increase in normalized EBITDA was mainly due to lower expenses related to employee incentive plans as a result of a lower share price in 2022 compared to 2021, partially offset by higher operating and administrative expenses.

Loss before income taxes in the Corporate/Other segment was $358 million in the year ended December 31, 2022, compared to $334 million in 2021. The higher loss was mainly due to higher interest expense and higher unrealized losses on risk management contracts, partially offset by the same factors impacting normalized EBITDA, higher gains on disposition of assets, and the absence of provisions on assets recorded in 2021.

In 2022, the Corporate/Other segment recognized a pre-tax gain on disposition of assets of approximately $5 million which was comprised of a pre-tax gain of $7 million on the sale of an energy storage development project in Goleta, California, partially offset by a pre-tax loss of $2 million on the sale of a power plant in Brush, Colorado. In 2021, the Corporate/Other segment recognized a pre-tax loss of approximately $1 million on the last remaining U.S. distributed generation project which was sold in 2019 but transferred to the purchaser during the second quarter of 2021. In addition, in 2021, the Corporate/Other segment recognized the previously mentioned pre-tax provision related to the Parks at Walter Reed thermal plant in Washington, D.C.

AltaGas Ltd. – 2022 MD&A and Financial Statements - 40

Net Invested Capital

Net invested capital is a non-GAAP financial measure. Please refer to the Non-GAAP Financial Measures section of this MD&A for further discussion.

	Three Months Ended December 31, 2022
($ millions)	Utilities	Midstream	Corporate/Other	Total
Invested capital:
Property, plant and equipment	$271	$49	$1	$321
Intangible assets	1	3	—	4
Long-term investments	—	1	—	1
Invested capital and net invested capital	$272	$53	$1	$326

	Three Months Ended December 31, 2021
($ millions)	Utilities	Midstream	Corporate/ Other	Total
Invested capital:
Property, plant and equipment	$234	$11	$2	$247
Intangible assets	1	1	1	3
Long-term investments	—	3	—	3
Invested capital	$235	$15	$3	$253
Disposals:
Asset dispositions	—	(1)	—	(1)
Net invested capital	$235	$14	$3	$252

During the fourth quarter of 2022, AltaGas’ invested capital was $326 million, compared to $253 million in the same quarter in 2021. The increase in invested capital was primarily due to higher additions to property, plant, and equipment as a result of higher spend on system betterment programs at Washington Gas, construction costs for the Harmattan Carbon Capture and Acid Gas Injection Well project, and higher maintenance capital in the Midstream segment.
The invested capital in the fourth quarter of 2022 included maintenance capital of $18 million (2021 ‑ $6 million) in the Midstream segment and less than $1 million (2021 ‑ $1 million) related to remaining power assets in the Corporate/Other segment. The increase in Midstream maintenance capital in the fourth quarter of 2022 primarily related to routine maintenance expenditures at the Harmattan, RIPET, Gordondale, and Ferndale facilities.

During the fourth quarter of 2022, AltaGas’ cash flow from investing activities was an outflow of $336 million, compared to $241 million in the same quarter in 2021. Please refer to the Non-GAAP Financial Measures and Liquidity sections of this MD&A for further information on AltaGas' cash flow from investing activities.

AltaGas Ltd. – 2022 MD&A and Financial Statements - 41

	Year Ended December 31, 2022
($ millions)	Utilities	Midstream	Corporate/Other	Total
Invested capital:
Property, plant and equipment	$822	$108	$10	$940
Intangible assets	2	6	1	9
Long-term investments	—	(1)	—	(1)
Purchase of remaining non-controlling interest in a subsidiary	—	285	—	285
Invested capital	$824	$398	$11	$1,233
Disposals:
Asset dispositions	—	(225)	(20)	(245)
Net invested capital	$824	$173	$(9)	$988

	Year Ended December 31, 2021
($ millions)	Utilities	Midstream	Corporate/ Other	Total
Invested capital:
Property, plant and equipment	$705	$61	$9	$775
Intangible assets	2	2	2	6
Long-term investments	—	11	—	11
Contributions from non-controlling interest	—	(1)	—	(1)
Other	—	7	—	7
Invested capital	$707	$80	$11	$798
Disposals:
Asset dispositions	—	(345)	(1)	(346)
Equity method investments	—	(3)	—	(3)
Net invested capital	$707	$(268)	$10	$449

During the year ended December 31, 2022, AltaGas’ invested capital was $1.2 billion, compared to $798 million in 2021. The increase in invested capital was primarily due to cash paid to purchase the remaining equity ownership of Petrogas, higher additions to property, plant, and equipment as a result of higher spend on system betterment, accelerated pipe replacement, and new business programs at Washington Gas, construction costs for the Harmattan Carbon Capture and Acid Gas Injection Well project, and higher turnaround maintenance capital in the Midstream segment. These were partially offset by the absence of spend on the Nig Creek expansion in the first half of 2021 and lower capital invested in the terminals and storage business and at the Ferndale facility.

The asset dispositions in the year ended December 31, 2022 primarily related to proceeds received from the sale of AltaGas' interest in the Aitken Creek processing facilities, a power plant in Brush, Colorado, and an energy storage development project in Goleta, California. In the year ended December 31, 2021, dispositions primarily related to proceeds received from the sale of the U.S. transportation and storage business, certain propane distribution assets, and other minor Midstream asset sales. The disposal of equity method investments in the year ended December 31, 2021 related to the cash proceeds received from an escrow account related to the 2019 disposition of AltaGas' investment in Meade, which held WGL Midstream's indirect, non-operating interest in Central Penn.

The invested capital for the year ended December 31, 2022 included maintenance capital of $66 million (2021 ‑ $13 million) in the Midstream segment and $8 million (2021 ‑ $7 million) related to remaining power assets in the Corporate/Other segment. The increase in maintenance capital for the Midstream segment was primarily due to costs relating to planned turnaround maintenance capital at the Harmattan, Townsend, and Gordondale facilities, as well as routine maintenance expenditures

AltaGas Ltd. – 2022 MD&A and Financial Statements - 42

incurred at the Harmattan, Ferndale and RIPET facilities. The increase in maintenance capital for the Corporate/Other segment was primarily due to the planned spring outage at Blythe.

During the year ended December 31, 2022, AltaGas’ cash flow from investing activities was an outflow of $997 million, compared to $483 million in 2021. Please refer to the Non-GAAP Financial Measures and Liquidity sections of this MD&A for further information on AltaGas' cash flow from investing activities.

Risk Management

AltaGas is subject to a variety of risks which could have a material impact on the financial results and operations of the Company. Shareholders and prospective investors should carefully evaluate risk factors noted by the Company before investing in the Company’s securities, as each of these risks may negatively affect the trading price of the Company’s securities, the amount of dividends paid to shareholders and the ability of the Company to fund its debt obligations, including debt obligations under its outstanding notes and any other debt securities that the Company may issue from time to time. For discussion of the risks and trends that could materially affect the Company’s performance please refer to AltaGas' 2022 Annual Information Form, which is available on SEDAR at www.sedar.com.

Risk Management Contracts

AltaGas is exposed to various market risks in the normal course of operations that could impact earnings and cash flows. AltaGas enters into physical and financial derivative contracts to manage exposure to fluctuations in commodity prices and foreign exchange rates, as well as to optimize certain owned and managed natural gas assets. These contracts do not eliminate AltaGas' exposure to risk associated with fluctuations in commodity prices or foreign exchange rates. The Board of Directors of AltaGas has established a risk management policy for the Corporation establishing AltaGas’ risk management control framework. Derivative instruments are governed under, and subject to, this policy. As at December 31, 2022 and December 31, 2021, the fair values of the Corporation’s derivatives were as follows:

($ millions)	December 31, 2022	December 31, 2021
Natural gas	$(203)	$(91)
Energy exports	27	15
NGL frac spread	(3)	(19)
Power	(78)	(26)
Crude oil and NGLs	4	(8)
Net derivative liability	$(253)	$(129)

AltaGas strives to continuously and systematically de-risk the business in order to drive predictable and durable returns and maximize long-term value for stakeholders. For Midstream, this includes striving to match financial hedges with physical volumes, and for Utilities, this includes purchasing physical gas throughout the year to help shield customers from major cost spikes during peak winter demand.

Commodity Price Contracts

The Corporation executes natural gas, power, LPG, crude oil, ocean freight, and other physical and financial commodity contracts to serve its customers as well as manage and optimize its asset portfolio. A portion of these physical contracts are not recorded at fair value because they are either: 1) designated as “normal purchases and normal sales”; 2) do not qualify as derivative instruments due to the significance of their notional amount relative to the applicable liquid markets; or 3) are weather derivatives, which are not exchanged or traded and the underlying variables relate to a climactic, geological, or other

AltaGas Ltd. – 2022 MD&A and Financial Statements - 43

physical variable. The fair value of commodity contracts that qualify as derivatives was calculated using estimated forward prices based on published sources for the relevant period. AltaGas has not elected hedge accounting for any of its derivative contracts currently in place. For AltaGas’ Midstream segment, changes in the fair value of these derivative contracts are recorded in the Consolidated Statements of Income in the period in which the change occurs. For the Utilities segment, changes in the fair value of derivative instruments recoverable or refundable to customers are recorded to regulatory assets or regulatory liabilities on the Consolidated Balance Sheets, while changes in the fair value of derivative instruments not affected by rate regulation are recorded in the Consolidated Statements of Income in the period in which the change occurs. The Midstream segment also executes fixed-for-floating NGL frac spread swaps to manage exposure to frac spreads as the financial results of several extraction plants are affected by fluctuations in NGL frac spreads.
▪The average indicative spot NGL frac spread for the year ended December 31, 2022 was approximately $32/Bbl (2021 – $29/Bbl), inclusive of basis differentials. The average NGL frac spread realized by AltaGas (based on average spot price and realized hedge price inclusive of basis differentials) for the year ended December 31, 2022 was approximately $26/Bbl inclusive of basis differentials (2021 - $12/Bbl).

▪AltaGas continues to focus on de-risking its business and managing direct commodity price exposure to drive predictable and durable returns. While the Company does have exposure, it plans to maintain an active hedging program that proactively hedges commodity price and spread risk to mitigate the impact of fluctuations in margins and cash flows. For 2023, AltaGas has hedged approximately 77 percent of its 2023 expected frac exposed volumes hedged at approximately US$27/Bbl, prior to transportation costs. In addition, approximately 62 percent of AltaGas' 2023 expected global export volumes are either tolled or financially hedged with an average FEI to North American financial hedge price of approximately US$12/Bbl for non-tolled propane and butane volumes. AltaGas plans to manage the export facilities such that a growing portion of annual capacity will be underpinned by tolling arrangements, and expects to reach this objective over the next several years.

Additionally, AltaGas uses physical and financial derivatives for the purchase and sale of natural gas in order to optimize owned storage and transportation capacity as well as manage transportation and storage assets on behalf of third parties.

The Utilities segment enters into hedging contracts and other contracts that may qualify as derivative instruments related to the purchase of natural gas to manage price risk for its ratepayers. Additionally, Washington Gas executes commodity-related physical and financial contracts in the form of forward, futures, and option contracts as part of an asset optimization program. Under this program, Washington Gas realizes value from its long-term natural gas transportation and storage capacity resources when they are not being fully used to serve utility customers. Additionally, to serve retail customers, AltaGas enters into both physical and financial contracts for the purchase and sale of electricity and natural gas.

The Corporate/Other segment has various fixed-for-floating power purchase and sale contracts in the Alberta market, which are expected to be settled over the next year.

Foreign Exchange Contracts

AltaGas is exposed to foreign exchange risk as changes in foreign exchange rates may affect the fair value or future cash flows of the Corporation’s financial instruments. AltaGas has foreign operations whereby the functional currency is the U.S. dollar. As a result, the Corporation’s earnings, cash flows, and other comprehensive income are exposed to fluctuations resulting from changes in foreign exchange rates. This risk is partially mitigated to the extent that AltaGas has U.S. dollar-denominated debt and/or preferred shares outstanding. AltaGas may also enter into foreign exchange forward derivatives to manage the risk of fluctuating cash flows due to variations in foreign exchange rates.

AltaGas Ltd. – 2022 MD&A and Financial Statements - 44

▪As at December 31, 2022, Management has designated US$281 million of outstanding loans as a net investment hedge to hedge against the currency translation effect of its foreign investments (December 31, 2021 - US$122 million).

▪For the year ended December 31, 2022, a $15 million after-tax unrealized loss on the net investment hedge was recorded in other comprehensive income (2021 - $nil).

As at December 31, 2022, AltaGas did not have any outstanding foreign exchange forward contracts. The following foreign exchange forward contracts were outstanding as at December 31, 2021:

Foreign exchange forward contract	Notional Amount (US$ millions)	Duration	Weighted average foreign exchange rate	Fair Value ($ millions)
Foreign exchange swaps (purchases)	US$10	Less than one year	1.2640	Less than $1 million

For the year ended December 31, 2022, AltaGas recorded an after-tax realized gain of less than $1 million on foreign exchange forward contracts (2021 - after-tax realized gain of $19 million).

Interest Rate Contracts

AltaGas is exposed to interest rate risk as changes in interest rates may impact future cash flows and the fair value of its financial instruments. The Corporation manages its interest rate risk by holding a mix of both fixed and floating interest rate debt.

From time to time, AltaGas may concurrently draw on its credit facility in U.S. dollars and enter into cross currency basis swaps whereby, on final settlement, AltaGas receives U.S. dollars from the counterparty and pays Canadian dollars to the counterparty.

Weather Instruments

WGL Energy Services utilizes heating degree day (HDD) instruments from time to time to manage weather and price risks related to its natural gas and electricity sales during the winter heating season. WGL Energy Services also utilizes cooling degree day (CDD) instruments and other instruments to manage weather and price risks related to its electricity sales during the summer cooling season. These instruments cover a portion of estimated revenue or energy-related cost exposure to variations in HDDs or CDDs. For the year ended December 31, 2022, a pre-tax loss of less than $1 million (2021 - pre-tax loss of less than $1 million) was recorded related to heating degree day (HDD) and cooling degree day (CDD) instruments.

AltaGas Ltd. – 2022 MD&A and Financial Statements - 45

The Effects of Derivative Instruments on the Consolidated Statements of Income

The following table presents the unrealized gains (losses) on derivative instruments as recorded in the Corporation’s Consolidated Statements of Income:

	Three Months Ended December 31		Year Ended December 31
($ millions)	2022	2021	2022	2021
Natural gas	$(98)	$(54)	$(57)	$6
Energy exports	(12)	19	21	38
Crude oil and NGLs	(4)	17	2	1
NGL frac spread	(5)	29	16	(13)
Power	(37)	(42)	(31)	9
Foreign exchange	—	(2)	—	(23)
	$(156)	$(33)	$(49)	$18

Please refer to Note 24 of the 2022 Annual Consolidated Financial Statements for further details regarding AltaGas' risk management activities.

Liquidity

As a result of certain commitments made to the PSC of DC, the PSC of MD, and the SCC of VA in respect of the WGL Acquisition, Washington Gas is subject to certain restrictions when paying dividends to AltaGas. However, AltaGas does not expect that this will have an impact on AltaGas’ ability to meet its obligations.

In addition, Wrangler SPE LLC and Washington Gas made certain ring fencing commitments to the PSC of DC, the PSC of MD, and the SCC of VA with the intention of removing Washington Gas from the bankruptcy estate of AltaGas and its affiliates, other than Washington Gas and Wrangler SPE LLC (together, the “Ring Fenced Entities”). Because of these ring fencing measures, none of the assets of the Ring Fenced Entities would be available to satisfy the debt or contractual obligations of AltaGas or any non-Ring Fenced Entity Affiliate, including any indebtedness or other contractual obligations of AltaGas, and the Ring Fenced Entities do not bear any liability for indebtedness or other contractual obligations of any non-Ring Fenced Entity, and vice versa.

	Year Ended December 31
($ millions)	2022	2021
Cash from operations	$539	$738
Investing activities	(997)	(483)
Financing activities	435	(245)
Increase (decrease) in cash, cash equivalents, and restricted cash	$(23)	$10

AltaGas Ltd. – 2022 MD&A and Financial Statements - 46

Cash From Operations
Cash from operations decreased by $199 million for the year ended December 31, 2022 compared to 2021, primarily due to unfavourable variances in the net change in operating assets and liabilities, partly offset by higher distributions from equity investments and higher net income after taxes (after adjusting for non-cash items). The majority of the variance in net change in operating assets and liabilities was due to lower cash flow from accounts receivable and inventory due to fluctuations in commodity prices and sales volumes as well as the impact of the sale of the U.S. transportation and storage business in 2021, partially offset by increased cash flows from accounts payable and accrued liabilities driven by fluctuations in commodity prices and the impact of the sale of the U.S. transportation and storage business and increased cash flows from regulatory liabilities.

Working Capital

($ millions, except working capital ratio)	December 31, 2022	December 31, 2021
Current assets	$4,638	$2,624
Current liabilities	3,407	2,657
Working capital (deficiency)	$1,231	$(33)
Working capital ratio (1)	1.36	0.99
(1)Calculated as current assets divided by current liabilities.

The increase in the working capital ratio was primarily due to the reclassification of assets held for sale related to the Alaska Utilities Disposition, and increases in accounts receivable and inventory, partially offset by increases in accounts payable and accrued liabilities, short-term debt, regulatory liabilities, and liabilities associated with assets held for sale. AltaGas’ working capital will fluctuate in the normal course of business.

Investing Activities

Cash used in investing activities for the year ended December 31, 2022 was $997 million, compared to $483 million in 2021. Investing activities for the year ended December 31, 2022 primarily included expenditures of approximately $958 million for property, plant, and equipment and intangible assets and a cash payment of approximately $285 million for the purchase of the remaining non-controlling interest of Petrogas, partially offset by proceeds of $245 million from the disposition of assets primarily related to the disposition of the interest in the Aitken Creek processing facilities, a 60 MW stand-alone energy development project in Goleta, California, and a power plant in Brush, Colorado, and approximately $1 million of net distributions from equity investments. Investing activities for the year ended December 31, 2021 included expenditures of approximately $814 million for property, plant, and equipment and intangible assets, approximately $11 million of contributions to equity investments, and other changes in investing activities of $7 million, partially offset by proceeds of $3 million received from an escrow account related to the 2019 disposition of AltaGas' investment in Meade and proceeds of $346 million from the disposition of assets (net of transaction costs).

Financing Activities

Cash from financing activities for the year ended December 31, 2022 was $435 million, compared to cash used in financing activities of $245 million in 2021. Financing activities for the year ended December 31, 2022 were primarily comprised of long-term debt issuances of $718 million, net issuances under credit facilities of $466 million, issuance of subordinated hybrid notes, net of debt issuance costs of $544 million, issuances of short-term debt of $128 million and net proceeds from shares issued on the exercise of share options of $25 million, partially offset by repayments of long-term debt of $513 million, dividends of $338 million, redemption of preferred shares of $574 million, and distributions to non-controlling interests of $21 million. Financing activities for the year ended December 31, 2021 were primarily comprised of net repayments of short-term debt and repayments of long-term debt of $89 million, net repayments under credit facilities of $229 million, dividends of $356

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million, and distributions to non-controlling interests of $32 million, partially offset by long-term debt issuances of $446 million, net proceeds from shares issued on the exercise of share options of $14 million, and contributions from non-controlling interests of $1 million.

Capital Resources

AltaGas' objective for managing capital is to maintain its investment grade credit ratings, ensure adequate liquidity, optimize the profitability of its existing assets, and grow its energy infrastructure to create long‑term value and enhance returns for its investors. AltaGas' capital structure is comprised of shareholders' equity (including non‑controlling interests), short‑term and long‑term debt (including the current portion and debt classified as held for sale), and subordinated hybrid notes, less cash and cash equivalents.

The use of debt or equity funding is based on AltaGas’ capital structure, which is determined by considering the norms and risks associated with operations and cash flow stability and sustainability.

($ millions)	December 31, 2022	December 31, 2021
Short-term debt (1)	$293	$161
Current portion of long-term debt (2)	334	511
Long-term debt (3)	8,694	7,684
Subordinated hybrid notes (4) (5)	544	—
Debt classified as held for sale (6)	63	—
Total debt	9,928	8,356
Less: cash and cash equivalents	(53)	(63)
Net debt	$9,875	$8,293
Shareholders' equity	7,456	6,949
Non-controlling interests	162	652
Total capitalization	$17,493	$15,894

Net debt-to-total capitalization (%)	56	52
(1)For the purposes of the net debt calculation, short-term debt excludes third-party project financing obtained on behalf of the United States federal government to provide funds for the construction of certain energy management services projects. As this debt was obtained on behalf of the U.S. government, AltaGas would only need to repay in the event that the project is not completed or accepted by the government. At December 31, 2022, the project financing balance excluded from short-term debt in the above table was $nil (December 31, 2021 - $8 million).
(2)Net of debt issuance costs of less than $1 million as at December 31, 2022 (December 31, 2021 - $1 million).
(3)Net of debt issuance costs of $41 million as at December 31, 2022 (December 31, 2021 - $43 million).
(4)The $300 million subordinated hybrid notes, Series 1 have a coupon rate of 5.25 percent, and are due on January 11, 2082. They were offered under AltaGas' short form base shelf prospectus dated February 22, 2021, as supplemented by a prospectus supplement dated January 5, 2022. The $250 million subordinated hybrid notes, Series 2 have a coupon rate of 7.35 percent and are due on August 17, 2082. They were offered under AltaGas' short form base shelf prospectus dated February 22, 2021, as supplemented by a prospectus supplement dated August 4, 2022.
(5)Net of debt issuance costs of $6 million as at December 31, 2022 (December 31, 2021 - $nil).
(6)Pursuant to the May 26, 2022 announcement of the Alaska Utilities Disposition, $63 million of related debt was reclassified to "liabilities associated with assets held for sale" on the Consolidated Balance Sheets at December 31, 2022. The transaction closed on March 1, 2023. Refer to Notes 5 and 34 of the 2022 Annual Consolidated Financial Statements for additional details.

As at December 31, 2022, AltaGas’ total debt primarily consisted of outstanding medium-term notes (MTNs) of $3.8 billion (December 31, 2021 - $4.3 billion), WGL and Washington Gas long-term debt of $2.8 billion (December 31, 2021 - $2.4 billion), reflecting fair value adjustments on acquisition, SEMCO long‑term debt of $670 million (December 31, 2021 - $633 million) of which $63 million is classified as held for sale (December 31, 2021 - $nil), $1.5 billion drawn under the bank credit facilities (December 31, 2021 - $495 million), $550 million of subordinated hybrid notes (December 31, 2021 - $nil), and short-term debt of $293 million (December 31, 2021 - $169 million). In addition, AltaGas had $198 million of letters of credit outstanding (December 31, 2021 - $245 million).

AltaGas Ltd. – 2022 MD&A and Financial Statements - 48

As at December 31, 2022, AltaGas’ total market capitalization was approximately $6.6 billion based on approximately 282 million common shares outstanding and a closing trading price on December 31, 2022 of $23.38 per common share.
AltaGas' earnings interest coverage for the rolling twelve months ended December 31, 2022 was 2.4 times (twelve months ended December 31, 2021 – 2.0 times).

Credit Facilities ($ millions)	Borrowing capacity	Drawn at December 31, 2022	Drawn at December 31, 2021
AltaGas demand credit facilities (1) (2)	$70	$—	$34
AltaGas revolving credit facilities (1) (2) (3)	2,500	861	375
AltaGas term credit facility (1)	450	450	—
SEMCO Energy US$150 million credit facilities (1) (2)	203	189	120
WGL US$300 million revolving credit facility (1) (2) (4)	406	250	342
Washington Gas US$450 million revolving credit facility (1) (2) (4)	609	429	288
	$4,238	$2,179	$1,159
(1)Amount drawn at December 31, 2022 converted at the month‑end rate of 1 U.S. dollar = 1.3544 Canadian dollar (December 31, 2021 - 1 U.S. dollar = 1.2678 Canadian dollar).
(2)All US$ borrowing capacity was converted at the December 31, 2022 U.S./Canadian dollar month-end exchange rate.
(3)During the fourth quarter of 2022, AltaGas closed an amendment of the Petrogas $200 million revolving credit facility in which AltaGas replaced Petrogas as the borrower, which is in addition to the AltaGas $2 billion five-year extendible committed revolving tranche, and the $300 million two-year extendable side car liquidity revolving facility.
(4)Amounts drawn include commercial paper that is supported by the long term facilities. WGL and Washington Gas have the right to request additional borrowings of up to US$100 million with the bank’s approval, for a total of US$400 million and US$550 million on their respective facilities.

In addition to the facilities listed above, AltaGas has demand Letter of Credit facilities of $461 million (December 31, 2021 - $467 million). At December 31, 2022, there were letters of credit for $198 million (December 31, 2021 - $245 million) issued on these facilities and an additional less than $1 million (December 31, 2021 - less than $1 million) issued on the Company's revolving credit facilities.

WGL and Washington Gas use short-term debt in the form of commercial paper or unsecured short-term bank loans to fund seasonal cash requirements. Revolving committed credit facilities are maintained in an amount equal to or greater than the expected maximum commercial paper position. As at December 31, 2022, commercial paper outstanding totaled $679 million for WGL and Washington Gas (December 31, 2021 – $630 million).

All of the borrowing facilities have covenants customary for these types of facilities, which must be met at each quarter end. AltaGas and its subsidiaries have been in compliance with all financial covenants each quarter since the establishment of the facilities. AltaGas and its subsidiaries are also in compliance with trust indenture requirements for its MTNs as at December 31, 2022 and December 31, 2021.

AltaGas Ltd. – 2022 MD&A and Financial Statements - 49

The following table summarizes the Corporation's primary financial covenants as defined by the credit facility agreements:

Ratios	Debt covenant requirements	As at December 31, 2022
Bank debt-to-capitalization (1) (2)	not greater than 65%	less than 55%
Bank EBITDA-to-interest expense (1) (2)	not less than 2.5x	greater than 4.3x
Bank debt-to-capitalization (SEMCO) (2) (3)	not greater than 60%	less than 48%
Bank EBITDA-to-interest expense (SEMCO) (2) (3)	not less than 2.25x	greater than 8.0x
Bank debt-to-capitalization (WGL) (2) (4)	not greater than 65%	less than 50%
Bank debt-to-capitalization (Washington Gas) (2) (4)	not greater than 65%	less than 52%
(1)Calculated in accordance with the Corporation’s $2.3 billion credit facility agreement, which is available on SEDAR at www.sedar.com. The covenants are equivalent and applicable to all the Corporation’s committed credit facilities.
(2)Estimated, subject to final adjustments.
(3)Bank EBITDA-to-interest expense (SEMCO) and bank debt-to-capitalization (SEMCO) are calculated based on SEMCO’s consolidated financial statements and are calculated similarly to bank debt-to-capitalization and bank EBITDA-to-interest expense.
(4)WGL’s bank debt-to-capitalization ratio is calculated based on WGL’s consolidated financial statements.

On February 22, 2021, a $2.5 billion base shelf prospectus for the issuance of certain types of future public debt and/or equity issuances was filed to replace the base shelf prospectus dated September 25, 2019. This enables AltaGas to access the Canadian capital markets on a timely basis during the 25-month period that the base shelf prospectus remains effective. As at December 31, 2022, approximately $1.4 billion was available under the base shelf prospectus.

On February 22, 2021, AltaGas filed a US$2.0 billion short form base shelf prospectus in both Alberta and the U.S to replace the US$2.0 billion short form base prospectus filed on January 21, 2020. This will enable AltaGas to access the U.S. capital markets during the 25-month period that the base shelf prospectus remains effective. As at December 31, 2022, US$2.0 billion was available under the base shelf prospectus.

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Contractual Obligations

December 31, 2022
($ millions)	Total	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years
Short-term debt	$293	$293	$—	$—	$—
Long-term debt (1)	8,968	327	2,241	1,968	4,432
Debt classified as held for sale (2)	60	7	12	12	29
Subordinated hybrid notes (2)	550	—	—	—	550
Operating leases (3)	562	101	177	128	156
Purchase obligations (4)	15,680	3,297	4,651	3,130	4,602
Capital project commitments	32	32	—	—	—
Pension plan and retiree benefits (5)	8	8	—	—	—
Merger commitments (6)	10	5	3	2	—
Environmental commitments	13	10	2	1	—
Post-acquisition contingent payments (7)	5	5	—	—	—
Other liabilities (8)	52	52	—	—	—
Total contractual obligations (9)	$26,233	$4,137	$7,086	$5,241	$9,769
(1)Excludes deferred financing costs, discounts, finance lease liabilities, the fair value adjustment on the WGL Acquisition, and debt classified as held for sale.
(2)Excludes deferred financing costs and certain finance lease liabilities.
(3)Payments are presented on an undiscounted cash basis.
(4)Excludes an estimated US$7.6 billion of natural gas purchases through 2033 and US$1 billion of pipeline contracts through 2043 that are contingent on the in-service date of the Mountain Valley Pipeline.
(5)Assumes only required payments will be made into the pension plans in 2023. Contributions are made in accordance with independent actuarial valuations.
(6)Relates to merger commitments arising from the WGL Acquisition. Represents the estimated future payments of merger commitments that have been accrued but not paid. Among other things, these commitments include rate credits distributable to both residential and non-residential customers to partially offset rate increases resulting from gas expansion, extension of natural gas service over a 10-year period and other programs, various public interest commitments, and safety programs. As at December 31, 2022, the cumulative amount of merger commitments that have been expensed but not yet paid is approximately US$8 million. Additionally, there are a number of operational commitments with various timeframes, including the funding of leak mitigation and reducing leak backlogs, the funding of damage prevention efforts, developing projects to extend natural gas service, maintaining pre-merger quality of service standards including odor call response times, increasing supplier diversity, achieving synergy savings benefits, as well as reporting and tracking related to certain commitments, and causing the development of 15 MW of either electric grid energy storage or tier one renewable resources.
(7)Relating to certain alleged air-related violations at the Ferndale terminal. The penalty was paid in full in February 2023.
(8)Excludes non-financial liabilities.
(9)U.S. dollar commitments have been converted to Canadian dollars using the December 31, 2022 exchange rate.

AltaGas expects to fund its obligations through internally-generated cash flow, asset sales, and normal course borrowings on existing committed credit facilities.

Related Party Transactions

In the normal course of business, AltaGas transacts with its subsidiaries, affiliates and joint ventures. Refer to Note 31 of the 2022 Annual Consolidated Financial Statements for the amounts due to or from related parties on the Consolidated Balance Sheets and the classification of revenue, income, and expenses in the Consolidated Statements of Income.

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Credit Ratings
The below table summarizes the most recent credit ratings for AltaGas and subsidiaries:

Entity	Rating Agency	Debt Rated	Most Recent Rating	Comments
AltaGas	Standard & Poor's (S&P)	Issuer rating	BBB-	Last reviewed June 8, 2022
		Senior unsecured	BBB-	Last reviewed June 8, 2022
		Preferred shares and Junior Subordinated	P-3 / BB	Last reviewed August 3, 2022. Junior Subordinated added on January 5 and August 3, 2022.
	Fitch Ratings (Fitch)	Issuer	BBB	Last reviewed on August 17, 2022.
		Preferred shares and Junior Subordinated	BB+	Last reviewed on August 17, 2022. Junior Subordinated added on January 5, 2022.
Washington Gas	S&P	Unsecured debt	A-	Last reviewed June 8, 2022.
		Commercial paper	A-2	Last reviewed June 8, 2022.
	Fitch	Unsecured debt	A	Last reviewed August 17, 2022.
WGL	S&P	Issuer	BBB-	Last reviewed June 8, 2022.
		Senior unsecured	BB+	Last reviewed June 8, 2022.
		Commercial paper	A-3	Last reviewed June 8, 2022.
	Fitch	Issuer	BBB	Last reviewed August 17, 2022.
SEMCO	Moody's	Long-term issuer	A3	Raised from Baa1 to A3 on January 22, 2021 with stable outlook.
		Senior secured notes	A1	Raised from A2 to A1 on January 22, 2021 with stable outlook.
	S&P	Long-term issuer	BBB	Last reviewed June 8, 2022.
		Senior secured notes	A-	Last reviewed June 8, 2022.

According to the S&P rating system, an obligor rated BBB has adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitments. An obligor rated 'A' is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor's capacity to meet its financial commitments on the obligation is still strong. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories. A P-3 rating by S&P is the third highest of eight categories granted by S&P under its Canadian preferred share rating scale and a P-3 rating directly corresponds with a BB rating under its global preferred rating scale. The Canadian preferred share rating scale is fully determined by the global preferred rating scale and there are no additional analytical criteria associated with the determination of ratings on the Canadian preferred share rating scale. According to the S&P rating system, while securities rated P-3 are regarded as having significant speculative characteristics, they are less vulnerable to non-payment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor’s inadequate capacity to meet its financial commitment on the obligation. The ratings from P-1 to P-5 may be modified by "high" and "low" grades which indicate relative standing within the major rating categories.

According to the Fitch rating system, ‘BBB’ ratings indicate that expectations of default risk are currently low. The capacity for payment of financial commitments is considered adequate, but adverse business or economic conditions are more likely to impair this capacity. ‘A’ ratings denote expectations of low default risk. The capacity for payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to adverse business or economic conditions than is the case for higher ratings. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign indicating relative differences of probability of default or recovery for issues. A ‘BB’ rating by Fitch indicates an elevated

AltaGas Ltd. – 2022 MD&A and Financial Statements - 52

vulnerability to default risk, particularly in the event of adverse changes in business or economic conditions over time; however, business or financial flexibility exists that support the servicing of financial commitments.

A short-term obligation rated 'A-2' is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rating categories. However, the obligor's capacity to meet its financial commitments on the obligation is satisfactory. A short-term obligation rated 'A-3' exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to weaken an obligor's capacity to meet its financial commitments on the obligation.

Moody's obligations rated A are judged to be upper-medium grade and are subject to low credit risk. Moody’s appends numerical modifiers 1, 2, and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

The credit ratings accorded to the securities by the rating agencies are not recommendations to purchase, hold, or sell the securities in as much as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant.

Share Information

As at February 24, 2023
Issued and outstanding
Common shares	281,591,363
Preferred Shares
Series A	6,746,679
Series B	1,253,321
Series E	8,000,000
Series G	6,885,823
Series H	1,114,177
Issued
Share options	6,898,609
Share options exercisable	6,263,664

AltaGas Ltd. – 2022 MD&A and Financial Statements - 53

Dividends

Effective March 31, 2022, common share dividends are declared and paid on a quarterly basis. Dividends on preferred shares are also paid quarterly. Dividends are at the discretion of the Board of Directors and dividend levels are reviewed periodically, giving consideration to the ongoing sustainable cash flow from operating activities, maintenance and growth capital expenditures, and debt repayment requirements of AltaGas.

The following table summarizes AltaGas’ dividend declaration history:

Common Share Dividends
Year Ended December 31
($ per common share)	2022	2021
First quarter	$0.265000	$0.249900
Second quarter	0.265000	0.249900
Third quarter	0.265000	0.249900
Fourth quarter	0.265000	0.249900
Total	$1.060000	$0.999600

Series A Preferred Share Dividends
Year Ended December 31
($ per preferred share)	2022	2021
First quarter	$0.191250	$0.191250
Second quarter	0.191250	0.191250
Third quarter	0.191250	0.191250
Fourth quarter	0.191250	0.191250
Total	$0.765000	$0.765000

Series B Preferred Share Dividends
Year Ended December 31
($ per preferred share)	2022	2021
First quarter	$0.171920	$0.170690
Second quarter	0.198020	0.170360
Third quarter	0.260690	0.174480
Fourth quarter	0.376700	0.178830
Total	$1.007330	$0.694360

Series C Preferred Share Dividends (1)
Year Ended December 31
(US$ per preferred share)	2022	2021
First quarter	$0.330625	$0.330625
Second quarter	0.330625	0.330625
Third quarter	0.330625	0.330625
Fourth quarter	—	0.330625
Total	$0.991875	$1.322500
(1)On September 30, 2022, AltaGas redeemed all of its outstanding Series C Preferred Shares.

AltaGas Ltd. – 2022 MD&A and Financial Statements - 54

Series E Preferred Share Dividends
Year Ended December 31
($ per preferred share)	2022	2021
First quarter	$0.337063	$0.337063
Second quarter	0.337063	0.337063
Third quarter	0.337063	0.337063
Fourth quarter	0.337063	0.337063
Total	$1.348252	$1.348252

Series G Preferred Share Dividends
Year Ended December 31
($ per preferred share)	2022	2021
First quarter	$0.265125	$0.265125
Second quarter	0.265125	0.265125
Third quarter	0.265125	0.265125
Fourth quarter	0.265125	0.265125
Total	$1.060500	$1.060500

Series H Preferred Share Dividends
Year ended December 31
($ per preferred share)	2022	2021
First quarter	$0.196582	$0.195349
Second quarter	0.222950	0.195295
Third quarter	0.285890	0.199690
Fourth quarter	0.401900	0.204038
Total	$1.107322	$0.794372

Series K Preferred Share Dividends (1)
Year Ended December 31
($ per preferred share)	2022	2021
First quarter	$0.312500	$0.312500
Second quarter	—	0.312500
Third quarter	—	0.312500
Fourth quarter	—	0.312500
Total	$0.312500	$1.250000
(1)On March 31, 2022, AltaGas redeemed all of its outstanding Series K Preferred Shares.

Critical Accounting Estimates

Since a determination of the value of many assets, liabilities, revenues and expenses is dependent upon future events, the preparation of AltaGas' Consolidated Financial Statements requires the use of estimates and assumptions that have been made using careful judgment. AltaGas’ significant accounting policies are contained in the notes to the 2022 Annual Consolidated Financial Statements. Certain of these policies involve critical accounting estimates as a result of the requirement to make particularly subjective or complex judgments about matters that are inherently uncertain, and because of the likelihood that materially different amounts could be reported under different conditions or using different assumptions.

Significant estimates and judgments made by Management in the preparation of the Consolidated Financial Statements are outlined below:

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Regulatory Assets and Liabilities

SEMCO Gas, ENSTAR and Washington Gas engage in the delivery and sale of natural gas. SEMCO Gas and ENSTAR are regulated by the MPSC and RCA, respectively. Washington Gas is regulated by the PSC of DC in the District of Columbia, the PSC of MD in Maryland, and the SCC of VA in Virginia.

The regulatory agencies exercise statutory authority over matters such as tariffs, rates, construction, operations, financing, returns and certain contracts with customers. In order to recognize the economic effects of the actions and decisions of the regulators, the timing of recognition of certain assets, liabilities, revenues and expenses as a result of regulation may differ from that otherwise expected using U.S. GAAP for entities not subject to rate regulation.

Regulatory assets represent future revenues associated with certain costs incurred in the current period or in prior periods that are expected to be recovered from customers in future periods through the rate-setting process. Regulatory liabilities represent future reductions or limitations of increases in revenue associated with amounts that are expected to be refunded to customers through the rate-setting process.

Asset Impairment

AltaGas reviews long-lived assets, regulatory assets, and intangible assets with indefinite and finite lives whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Recoverability is determined based on an estimate of undiscounted cash flows or other indicators of fair value, and measurement of an impairment loss is determined based on the fair value of the assets. The determination of fair value requires Management to make assumptions about future cash inflows and outflows over the life of an asset. Any changes to the assumptions used for the future cash flow could result in revisions to the evaluation of the recoverability of the long-lived assets or intangible assets and the recognition of an impairment loss in the Consolidated Financial Statements.

AltaGas also tests goodwill for impairment annually or more frequently if events or changes in circumstances indicate that it is more likely than not that the fair value of a reporting unit is less than its carrying value. The Corporation has the option to first assess qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test. If the quantitative goodwill impairment test is performed, the fair value of the Corporation’s reporting units is compared to the carrying values. If the carrying value of a reporting unit, including allocated goodwill exceeds its fair value, goodwill impairment is measured as the excess of the carrying value amount of the reporting unit’s allocated goodwill over the implied fair value of the goodwill. Based on the valuation approach, the fair value used in the quantitative impairment test of goodwill requires determining appropriate market multiples of earnings or estimating future cash flows as well as appropriate discount rates. AltaGas has assessed goodwill for impairment as at December 31, 2022 and determined that no write-down was required.

Asset Retirement Obligations

AltaGas records liabilities relating to asset retirement obligations when there is a legal obligation. In estimating the obligations, Management is required to make assumptions regarding inflation and discount rates, ultimate amounts and timing of settlements, and expected changes in environmental laws and regulation. A change in any of these estimates could have a material impact on AltaGas' Consolidated Financial Statements.

Income Taxes
The Corporation is subject to the provisions of the Income Tax Act (Canada) for purposes of determining the amount of income that will be subject to tax in Canada and the Internal Revenue Code (U.S.) for the purposes of determining the amount of

AltaGas Ltd. – 2022 MD&A and Financial Statements - 56

income that will be subject to tax in the United States. The determination of AltaGas’ and its subsidiaries’ provision for income taxes requires the application of these complex rules.

Substantial deferred income tax assets and liabilities are recognized in the Consolidated Financial Statements. The recognition of deferred tax assets depends on the assumption that future earnings will be sufficient to realize the deferred benefit. A valuation allowance is recorded against deferred tax assets where all or a portion of that asset is not expected to be realized. The amount of the deferred tax asset or liability recorded is based on Management’s best estimate of the timing of the realization of the assets or liabilities.

If Management’s interpretation of tax legislation differs from that of tax authorities, or if timing of reversals is not as anticipated, the provision for income taxes could increase or decrease in future periods. See Note 21 of the 2022 Annual Consolidated Financial Statements.

Pension Plans and Post-Retirement Benefits

The determination of pension plan obligations and expense is based on a number of actuarial assumptions. Critical assumptions include the expected long-term rate-of-return on plan assets, the discount rate applied to pension plan obligations, the expected rate of compensation increase, and mortality rates. For post-retirement benefit plans, which provide for certain health care premiums and life insurance benefits for qualifying retired employees and which are not funded, critical assumptions in determining post-retirement obligations and expense are the discount rate and the assumed health care cost trend rates.

Depreciation and Amortization

Depreciation and amortization of property, plant, and equipment and intangible assets are based on Management’s judgment of the estimated useful life of the assets. When it is determined that assigned asset lives do not reflect the estimated remaining period of benefit, prospective changes are made to the depreciable lives of those assets. For regulated entities, amortization rates are generally prescribed by the applicable regulatory authority. There are a number of uncertainties inherent in estimating the remaining useful life of certain assets and changes in assumptions could result in material adjustments to the amount of amortization that AltaGas recognizes from period to period.

Loss Contingencies

AltaGas and its subsidiaries are subject to various legal claims and actions arising in the normal course of business. Liabilities for loss contingencies are determined on a case-by-case basis and are accrued for when it is probable that a liability has been incurred and the amount can be reasonably estimated. Significant judgment is required to determine the probability of having incurred the liability and the estimated amount. Estimates are reviewed regularly and updated as new information is received. As at December 31, 2022, a liability of US$4 million (approximately CAD $5 million) has been recorded for penalties related to certain alleged air-related violations at the Ferndale terminal. On January 13, 2023, Petrogas West, LLC signed a Settlement Agreement with the Northwest Clean Air Agency (NWCAA) in order to resolve these alleged violations. The penalty was paid in February 2023 and represents a full and final resolution of all claims brought, or that could have been brought by the NWCAA related to the alleged violations. No additional material provisions on loss contingencies have been recorded by the Corporation. However, due to the inherent uncertainty of the litigation process, the resolution of any particular contingencies could have a material adverse effect on the Corporation’s results of operations or financial position.

Fair Value of Financial Instruments

Fair value is defined as the amount of consideration that would be agreed upon in an arms-length transaction, other than a forced sale or liquidation, between knowledgeable, willing parties who are under no compulsion to act. The best evidence of

AltaGas Ltd. – 2022 MD&A and Financial Statements - 57

fair value is a quoted bid or ask price, as appropriate, in an active market. Fair value based on unadjusted quoted prices in an active market requires minimal judgment by Management. Where bid or ask prices in an active market are not available, Management’s judgment on valuation inputs is necessary to determine fair value. AltaGas enters into physical and financial derivative contracts to manage exposure to fluctuations in commodity prices and foreign exchange rates, as well as to optimize certain owned and managed natural gas assets. AltaGas estimates forward prices based on published sources adjusted for factors specific to the asset or liability, including basis and location differentials, discount rates, and currency exchange. The forward curves used to mark these derivative instruments to market are vetted against public sources. Where observable market data is not available, AltaGas uses valuation techniques which require significant judgment by Management. Changes in estimates and assumptions about these inputs could affect the reported fair value.

Adoption of New Accounting Standards

Effective January 1, 2022, AltaGas adopted the following Financial Accounting Standards Board (FASB) issued Accounting Standards Updates (ASU):

▪    In August 2020, FASB issued ASU No. 2020-06 "Debt with Conversion and Other Options and Topic 815-40 - Derivatives and Hedging - Contracts in Entity's Own Equity: Accounting for Convertible Instruments and Contract in an Entity's Own Equity". The amendments in this ASU simplify the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts in an entity’s own equity. The adoption of this ASU did not have a material impact on AltaGas' consolidated financial statements; and

▪    In July 2021, FASB issued ASU No. 2021-05 "Leases (Topic 842): Lessors - Certain Leases with Variable Lease Payments". The amendments in this ASU affect lessors with lease contracts that have variable lease payments that do not depend on a reference index or a rate as an operating lease that and would have resulted in the recognition of a selling loss at lease commencement if classified as sales-type or direct financing. The adoption of this ASU did not have a material impact on AltaGas' consolidated financial statements.

Effective December 31, 2022, AltaGas adopted the following FASB issued ASU:

▪    In November 2021, FASB issued ASU No. 2021-10 "Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance". The amendments in this ASU require annual disclosure about transactions with a government entity, including the nature of the transactions, the method applied to account for the government assistance, impacted line items on the financial statements, and significant terms and conditions of the agreement. The adoption of this ASU did not have a material impact on AltaGas' consolidated financial statements; and

▪    In December 2022, FASB issued ASU 2022-06 "Topic 848 - Reference Rate Reform: Deferral of the Sunset Date of Topic 848". The amendments in this ASU defer the sunset date of Topic 848 from December 31, 2022 to December 31, 2024. The adoption of this ASU did not have a material impact on AltaGas' consolidated financial statements.

Future Changes in Accounting Principles

In October 2021, FASB issued ASU 2021-08 "Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers". The amendments in this ASU require an entity to recognize and measure contract assets and liabilities acquired in a business combination in accordance with Topic 606. The amendments in this ASU are effective for fiscal years beginning after December 15, 2022 and should be applied prospectively to business combinations

AltaGas Ltd. – 2022 MD&A and Financial Statements - 58

occurring on or after the effective date of the amendment. The adoption of this ASU is not expected to have a material impact on AltaGas' consolidated financial statements.

In March 2022, FASB issued ASU No. 2022-01 "Derivatives and Hedging (Topic 815): Fair Value Hedging - Portfolio Layer Method". The amendments in this ASU will allow non-prepayable financial assets to be included in a closed portfolio hedged using the portfolio layer method and promote consistency in single and multiple hedged layers. The amendments in this ASU are effective for fiscal years beginning after December 15, 2022 and should be applied on a modified retrospective basis. Early adoption is permitted. The adoption of this ASU is not expected to have a material impact on AltaGas' consolidated financial statements.

In March 2022, FASB issued ASU No. 2022-02 "Financial Instruments - Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures". The amendments in this ASU will eliminate the accounting guidance for troubled debt restructurings (TDRs) by creditors while enhancing disclosure requirements for certain loan refinancings and restructurings by creditors when a borrower is experiencing financial difficulty, as well as require disclosure of current-period write offs by year of origination for financing receivables and net investments in leases. The amendments in this ASU are effective for fiscal years beginning after December 15, 2022 and should be applied prospectively with an option to apply on a modified retrospective basis for the transition method related to the recognition and measurement of TDRs. The adoption of this ASU is not expected to have a material impact on AltaGas' consolidated financial statements.

In June 2022, FASB issued ASU No. 2022-03 "Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions". The amendments in this ASU clarify that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security, and therefore, is not considered in measuring fair value. In addition, an entity cannot, as a separate unit of account, recognize a contractual sale restriction. Equity securities subject to contractual sale restrictions also require certain additional disclosures. The amendments in this ASU are effective for fiscal years beginning after December 15, 2023 and should be applied prospectively with adjustments as a result of adopting this ASU being recognized in earnings. The adoption of this ASU is not expected to have a material impact on AltaGas' consolidated financial statements.

In September 2022, FASB issued ASU No. 2022-04 "Liabilities (Subtopic 405-50) - Supplier Finance Programs". The amendments in this ASU will require a buyer in a supplier finance program to disclose the key terms of the program, the amount outstanding at the end of the period, a roll forward of that obligation during the period, and where the obligation is presented on the balance sheet. The amendments in this ASU are effective for fiscal years beginning after December 15, 2022, except for the amendment on the roll forward information, which is effective for fiscal years beginning after December 15, 2023. The amendments in this ASU should be applied retrospectively, except for the amendment on the roll forward information, which is applied prospectively. The adoption of this ASU is not expected to have a material impact on AltaGas' consolidated financial statements.

Off-Balance Sheet Arrangements

AltaGas is not party to any contractual arrangements with unconsolidated entities that have, or are reasonably likely to have, a current or future material effect on the Corporation’s financial performance or financial condition including liquidity and capital resources.

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Disclosure Controls and Procedures (DCP) and Internal Control Over Financial Reporting (ICFR)

Management, including the Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining DCP and ICFR, as those terms are defined in National Instrument 52‑109 "Certification of Disclosure in Issuers' Annual and Interim Filings". The objective of this instrument is to improve the quality, reliability, and transparency of information that is filed or submitted under securities legislation.

Management, including the Chief Executive Officer and the Chief Financial Officer, have designed, or caused to be designed under their supervision, DCP and ICFR to provide reasonable assurance that information required to be disclosed by AltaGas in its annual filings, interim filings or other reports to be filed or submitted by it under securities legislation is made known to them, is reported on a timely basis, financial reporting is reliable, and financial statements prepared for external purposes are in accordance with U.S. GAAP.

The ICFR have been designed based on the framework established in the 2013 Internal Control ‑ Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management has designed the existing framework to result in both a complete and accurate consolidation of related information. During the year ended December 31, 2022, there were no changes made to AltaGas' ICFR that materially affected, or are reasonably likely to materially affect, its ICFR or DCP.

The Chief Executive Officer and the Chief Financial Officer have evaluated, with the assistance of AltaGas' employees, the effectiveness of AltaGas' DCP and ICFR as at December 31, 2022 and concluded that as at December 31, 2022 AltaGas' DCP and ICFR were effective.

It should be noted that a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, including instances of fraud, if any, have been detected. The design of any system of controls is also based in part on certain assumptions about the likelihood of future events, and there can be no assurances that any design will succeed in achieving its stated goals under all potential conditions.

Summary of Consolidated Results for the Eight Most Recent Quarters (1)

($ millions)	Q4-22	Q3-22	Q2-22	Q1-22	Q4-21	Q3-21	Q2-21	Q1-21
Total revenue	3,898	3,056	3,241	3,892	3,140	2,339	2,009	3,085
Normalized EBITDA (2)	454	233	276	574	334	239	227	671
Net income (loss) applicable to common shares	54	(48)	35	357	(156)	25	24	337
($ per share)	Q4-22	Q3-22	Q2-22	Q1-22	Q4-21	Q3-21	Q2-21	Q1-21
Net income (loss) per common share
Basic	0.19	(0.17)	0.12	1.27	(0.56)	0.09	0.09	1.21
Diluted	0.19	(0.17)	0.12	1.26	(0.56)	0.09	0.09	1.20
Dividends declared	0.27	0.27	0.27	0.27	0.25	0.25	0.25	0.25
(1)Amounts may not add due to rounding.
(2)Non‑GAAP financial measure. Prior periods have been revised to reflect a change in the composition of normalized EBITDA made in the third quarter of 2022. See discussion in the Non‑GAAP Financial Measures section of this MD&A.

AltaGas’ quarter-over-quarter financial results are impacted by seasonality, fluctuations in commodity prices, weather, the U.S./Canadian dollar exchange rate, planned and unplanned plant outages, timing of in-service dates of new projects, and acquisition and divestiture activities.

AltaGas Ltd. – 2022 MD&A and Financial Statements - 60

Revenue for the Utilities is generally the highest in the first and fourth quarters of any given year as the majority of natural gas demand occurs during the winter heating season, which typically extends from November to March.

Other significant items that impacted quarter-over-quarter revenue during the periods noted include:

▪The impact of the sale of the U.S. transportation and storage business in the second quarter of 2021; and
▪The impact of the sale of AltaGas' interest in the Aitken Creek processing facilities in the second quarter of 2022.

Net income (loss) applicable to common shares is also affected by non-cash items such as deferred income tax, depreciation and amortization expense, accretion expense, provisions on assets, gains or losses on long-term investments, and gains or losses on the sale of assets. In addition, net income (loss) applicable to common shares is also impacted by preferred share dividends and gains or losses on the redemption of preferred shares. For these reasons, net income (loss) may not necessarily reflect the same trends as revenue. Net income (loss) applicable to common shares during the periods noted was impacted by:

▪    After-tax transaction costs of approximately $4 million and $12 million incurred throughout 2022 and 2021, respectively, due to the acquisition of Petrogas and asset sales;
▪The impact of the sale of the U.S. transportation and storage business in the second quarter of 2021;
▪The after-tax provision of approximately $43 million recognized in 2021 related to the sale of the U.S. transportation and storage business;
▪The after-tax provision on equity investments of approximately $209 million recognized in the fourth quarter of 2021 related to AltaGas' investment in MVP, which includes the Mountain Valley Pipeline and MVP Southgate projects;
▪The gain on the sale of the energy storage development project in Goleta, California in the first quarter of 2022;
▪The loss on the Series K Preferred Shares that were redeemed on March 31, 2022;
▪Favourable resolution of certain acquisition related commercial disputes and contingencies in 2022; and
▪The loss on the redemption of the U.S. dollar denominated Series C Preferred Shares in September 2022, including the associated foreign exchange impact.

AltaGas Ltd. – 2022 MD&A and Financial Statements - 61

SELECTED ANNUAL FINANCIAL INFORMATION

($ millions, except where noted)	2022	2021	2020
Revenue	14,087	10,573	5,587
Net income applicable to common shares	399	230	486
Net income per common share - basic	1.42	0.82	1.74
Net income per common share - diluted	1.41	0.82	1.74
Total assets	23,965	21,593	21,532
Total long-term liabilities	12,940	11,335	11,264
Weighted average number of common shares outstanding (millions)	281	280	279
Dividends declared per common share ($ per share)	1.060000	0.999600	0.963300
Preferred share dividends declared ($ per share)
Series A	0.765000	0.765000	0.825000
Series B	1.007330	0.694360	0.894890
Series C (US$) (1)	0.991875	1.322500	1.322500
Series E	1.348252	1.348252	1.348252
Series G	1.060500	1.060500	1.060500
Series H	1.107322	0.794372	0.994890
Series I (2)	—	—	1.312500
Series K (3)	0.312500	1.250000	1.250000
(1)Series C Preferred Shares were redeemed on September 30, 2022.
(2)Series I Preferred Shares were redeemed on December 31, 2020.
(3)Series K Preferred Shares were redeemed on March 31, 2022.

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MANAGEMENT'S REPORT

The Consolidated Financial Statements of AltaGas Ltd. (AltaGas or the Corporation) and other financial information included in this report are the responsibility of Management. The Consolidated Financial Statements have been prepared by Management in accordance with United States Generally Accepted Accounting Principles (U.S. GAAP) and include amounts that are based on Management’s best estimates and judgments. It is Management's responsibility to ensure that judgments, estimates and accounting principles and methods used in the preparation of financial information are reasonable, appropriate, and applied consistently.

Management's Report on Internal Control Over Financial Reporting
Management is responsible for establishing and maintaining adequate internal controls over financial reporting for the Corporation (as defined in Rules 13a-15(f) of the Securities Exchange Act and under National Instrument 52-109).

Management has used the framework established in the 2013 Internal Control ‑ Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to evaluate the effectiveness of the Corporation's internal control over financial reporting. Based on this evaluation, Management, including the CEO and CFO, has concluded that the Corporation's internal control over financial reporting is effective as at December 31, 2022.

Internal control over financial reporting may not prevent all misstatements due to its inherent limitations. In addition, the evaluation of internal control was made as of a specific date and continued effectiveness in future periods is subject to the risk that controls may become inadequate.

The Board of Directors is responsible for ensuring that Management fulfills its responsibilities for financial reporting and internal controls. The Board is assisted in carrying out its responsibilities principally through its Audit Committee which is composed of independent non-management directors. The Audit Committee meets with Management regularly and meets independently with internal and external auditors and as a group to review any significant accounting, internal controls, and auditing matters in accordance with the terms of the Charter of the Audit Committee, which is set out in the Annual Information Form.

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The shareholders have appointed Ernst & Young LLP as independent external auditors to express an opinion as to whether the Consolidated Financial Statements present fairly, in all material respects, the Corporation’s consolidated financial position, results of operations, and cash flows in accordance with U.S. GAAP. Ernst & Young LLP is not required under securities law to express an opinion as to the effectiveness of the Corporation's internal control over financial reporting. The report of Ernst & Young LLP outlines the scope of its examination and its opinion on the Consolidated Financial Statements.

(signed) "Randall Crawford"	(signed) "James Harbilas"

RANDALL CRAWFORD	JAMES HARBILAS
President and	Executive Vice President and
Chief Executive Officer of	Chief Financial Officer of
AltaGas Ltd.	AltaGas Ltd.

March 1, 2023

AltaGas Ltd. – 2022 MD&A and Financial Statements - 64

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of AltaGas Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of AltaGas Ltd. (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, equity and cash flows for each of the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of AltaGas Ltd. as at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years then ended, in conformity with United States generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company‘s management. Our responsibility is to express an opinion on the Company‘s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved especially challenging, subjective or complex judgements. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

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Fair Value Measurement of Level 3 Derivatives
Description of the Matter
As described in Note 24 to the consolidated financial statements, AltaGas Ltd. enters into commodity contracts that qualify as derivative instruments and are accounted for under ASC Topic 815, Derivatives and Hedging. The fair value measurements of certain of these contracts are considered Level 3 under the fair value hierarchy as they are determined using significant unobservable inputs. As of December 31, 2022, derivative assets of $63 million and derivative liabilities of $455 million were recorded based on Level 3 fair value measurements.

Auditing the fair value measurement of Level 3 derivative instruments was complex given the judgmental nature of the assumptions used as inputs into the valuation models. In particular, the valuation of Level 3 derivative instruments is sensitive to significant unobservable inputs used by the Company such as the assumed natural gas basis prices and implied volatilities of natural gas prices. These unobservable inputs can be affected by future economic and market conditions.

How We Addressed the Matter in Our Audit	To test the valuation of Level 3 derivative instruments, our audit procedures included, among others, evaluating the valuation methodologies used by the Company and testing significant inputs, assumptions and the mathematical accuracy of the calculations. For a sample of instruments, we independently tested the significant unobservable assumptions described above, calculated the resulting fair values and compared them to the Company’s estimates. For a sample of instruments, we obtained forward prices from independent sources, including broker quotes, evaluated the Company’s assumptions related to their forward curves and obtained external confirmation of key contract terms from counterparties. We also performed sensitivity analyses using independent sources of market data to evaluate the change in fair value of Level 3 derivative instruments that would result from changes in underlying assumptions. We also evaluated the adequacy of the Level 3 fair value measurement note disclosure in the consolidated financial statements related to the matter.

/s/ Ernst & Young LLP
Chartered Professional Accountants

We have served as AltaGas Ltd. auditor since 1997.

Calgary, Canada
March 1, 2023

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CONSOLIDATED BALANCE SHEETS

As at December 31	2022	2021

ASSETS
Current assets
Cash and cash equivalents (note 32)	$53	$63
Accounts receivable (net of credit losses of $41 million) (notes 10 and 24)	2,091	1,427
Inventory (note 7)	1,060	782
Restricted cash holdings from customers (note 32)	—	3
Regulatory assets (note 22)	38	48
Risk management assets (note 24)	140	113
Prepaid expenses and other current assets (notes 29 and 32)	169	188
Assets held for sale (note 5)	1,087	—
	4,638	2,624

Property, plant and equipment (note 8)	11,686	11,323
Intangible assets (note 9)	120	171
Operating right-of-use assets (note 10)	281	311
Goodwill (note 11)	5,250	5,153
Regulatory assets (note 22)	448	436
Risk management assets (note 24)	77	51
Prepaid post-retirement benefits (note 29)	538	674
Long-term investments and other assets (net of credit losses of $1 million) (notes 12, 29, and 32)	273	227
Investments accounted for by the equity method (note 14)	654	623
	$23,965	$21,593

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities (notes 18, 19, 24, and 29)	$1,902	$1,544
Short-term debt (notes 15 and 24)	293	169
Current portion of long-term debt (notes 16 and 24)	334	511
Customer deposits	79	74
Regulatory liabilities (note 22)	183	79
Risk management liabilities (note 24)	172	128
Operating lease liabilities (note 10)	92	91
Other current liabilities (note 24)	57	61
Liabilities associated with assets held for sale (note 5)	295	—
	3,407	2,657

Long-term debt (notes 16 and 24)	8,694	7,684
Asset retirement obligations (note 18)	451	429
Unamortized investment tax credits (note 21)	2	2
Deferred income taxes (note 21)	1,369	1,158
Subordinated hybrid notes (notes 17 and 24)	544	—
Regulatory liabilities (note 22)	1,201	1,424
Risk management liabilities (note 24)	298	165
Operating lease liabilities (note 10)	215	253
Other long-term liabilities (notes 20 and 24)	122	134
Future employee obligations (note 29)	44	86
	$16,347	$13,992

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As at December 31	2022	2021

Shareholders' equity
Common shares, no par values, unlimited shares authorized; 2022 - 281.5 million and 2021 - 280.3 million issued and outstanding (note 26)	$6,761	$6,735
Preferred shares (note 26)	586	1,076
Contributed surplus	625	388
Accumulated deficit	(1,142)	(1,243)
Accumulated other comprehensive income (loss) (AOCI) (note 23)	626	(7)
Total shareholders' equity	7,456	6,949
Non-controlling interests	162	652
Total equity	$7,618	$7,601
	$23,965	$21,593

Acquisitions (note 3)
Variable interest entities (note 13)
Commitments, guarantees and contingencies (note 30)
Related party transactions (note 31)
Segmented information (note 33)
Subsequent events (note 34)

See accompanying notes to the Consolidated Financial Statements.

Approved by the Board of Directors of AltaGas Ltd.

(signed) "Randall Crawford"	(signed) "Linda G. Sullivan"

RANDALL CRAWFORD	LINDA G. SULLIVAN
Director	Director

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CONSOLIDATED STATEMENTS OF INCOME

Year Ended December 31	2022	2021

REVENUE (note 25)	$14,087	$10,573

EXPENSES
Cost of sales, exclusive of items shown separately	11,138	7,708
Operating and administrative	1,568	1,476
Accretion expenses (note 18)	7	6
Depreciation and amortization (notes 8 and 9)	439	422
Provisions on assets (note 6)	6	64
	13,158	9,676

Income (loss) from equity investments (note 14)	13	(261)
Other income (note 28)	94	81
Foreign exchange gains	10	4
Interest expense	(330)	(275)
Income before income taxes	716	446
Income tax expense (note 21)
Current	23	59
Deferred	120	47
Net income after taxes	573	340

Net income applicable to non-controlling interests	50	57
Net income applicable to controlling interests	523	283
Preferred share dividends	(40)	(53)
Loss on redemption of preferred shares (note 26)	(84)	—
Net income applicable to common shares	$399	$230

Net income per common share (note 27)
Basic	$1.42	$0.82
Diluted	$1.41	$0.82

Weighted average number of common shares outstanding (millions) (note 27)
Basic	281.0	279.9
Diluted	283.3	281.7

See accompanying notes to the Consolidated Financial Statements.

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CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Year Ended December 31	2022	2021

Net income after taxes	$573	$340
Other comprehensive income (loss), net of taxes
Gain (loss) on foreign currency translation	643	(61)
Unrealized loss on net investment hedge (note 24)	(15)	—
Actuarial gain on pension plans and post-retirement benefit (PRB) plans (note 29)	3	2
Reclassification of actuarial gains and prior service credits on defined benefit (DB) and post-retirement benefit plans (PRB) to net income (note 29)	—	2
Total other comprehensive income (loss) (OCI), net of taxes	$631	$(57)
Comprehensive income attributable to controlling interests and non-controlling interests, net of taxes	$1,204	$283

Comprehensive income attributable to:
Non-controlling interests	$53	$56
Controlling interests	1,151	227
	$1,204	$283

 See accompanying notes to the Consolidated Financial Statements.

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CONSOLIDATED STATEMENTS OF EQUITY

Year Ended December 31	2022	2021

Common shares (note 26)
Balance, beginning of year	$6,735	$6,723
Shares issued for cash on exercise of options	28	15
Deferred taxes on share issuance costs	(2)	(3)
Balance, end of year	$6,761	$6,735
Preferred shares (note 26)
Balance, beginning of year	1,076	1,077
Redemption of preferred shares (note 26)	(490)	—
Deferred taxes on share issuance costs	—	(1)
Balance, end of year	$586	$1,076
Contributed surplus
Balance, beginning of year	388	383
Share options expense	3	7
Exercise of share options	(3)	(2)
Purchase of remaining non-controlling interest in subsidiaries (note 3)	237	—
Balance, end of year	$625	$388
Accumulated deficit
Balance, beginning of year	(1,243)	(1,192)
Net income applicable to controlling interests	523	283
Common share dividends	(298)	(281)
Preferred share dividends	(40)	(53)
Loss on redemption of preferred shares (note 26)	(84)	—
Balance, end of year	$(1,142)	$(1,243)
AOCI (note 23)
Balance, beginning of year	(7)	50
Other comprehensive income (loss)	628	(57)
Purchase of remaining non-controlling interest in a subsidiary (note 3)	5	—
Balance, end of year	$626	$(7)
Total shareholders' equity	$7,456	$6,949

Non-controlling interests
Balance, beginning of year	652	620
Net income applicable to non-controlling interests	50	57
Foreign currency translation adjustments	3	6
Contributions from non-controlling interests to subsidiaries	—	1
Distributions by subsidiaries to non-controlling interests	(21)	(32)
Acquisition of non-controlling interests through Petrogas Acquisition (note 3)	(522)	—
Balance, end of year	$162	$652
Total equity	$7,618	$7,601

See accompanying notes to the Consolidated Financial Statements.

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CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended December 31	2022	2021

Cash from operations
Net income after taxes	$573	$340
Items not involving cash:
Depreciation and amortization (notes 8 and 9)	439	422
Provisions on assets (note 6)	6	64
Accretion expenses (note 18)	7	6
Share-based compensation (note 26)	3	7
Deferred income tax expense (note 21)	120	47
Gains on sale of assets (notes 4 and 28)	(3)	(6)
Loss (income) from equity investments (note 14)	(13)	261
Unrealized losses (gains) on risk management contracts (note 24)	49	(18)
Amortization of deferred financing costs	6	5
Allowance for credit losses	26	14
Change in pension and other post-retirement benefits (note 29)	(46)	(25)
Other	18	28
Asset retirement obligations settled (note 18)	(10)	(10)
Distributions from equity investments	14	13
Changes in operating assets and liabilities (note 32)	(650)	(410)
	$539	$738
Investing activities
Capital expenditures - property, plant and equipment	(945)	(805)
Capital expenditures - intangible assets	(13)	(9)
Distributions from (contributions to) equity investments	1	(11)
Proceeds from disposition of equity investments (note 14)	—	3
Proceeds from disposition of assets, net of transaction costs (note 4)	245	346
Purchase of remaining non-controlling interest in a subsidiary (note 3)	(285)	—
Other changes in investing activities	—	(7)
	$(997)	$(483)
Financing activities
Net issuance (repayment) of short-term debt	128	(78)
Issuance of long-term debt, net of debt issuance costs	718	446
Repayment of long-term debt	(513)	(11)
Net borrowing (repayment) under credit facilities	466	(229)
Issuance of subordinated hybrid notes (note 17)	544	—
Dividends - common shares	(298)	(303)
Dividends - preferred shares	(40)	(53)
Distributions to non-controlling interest	(21)	(32)
Contributions from non-controlling interests	—	1
Net proceeds from shares issued on exercise of options	25	14
Redemption of preferred shares (note 26)	(574)	—
	$435	$(245)
Change in cash, cash equivalents, and restricted cash	(23)	10
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	4	—
Net change in cash classified within assets held for sale	(1)	—
Cash, cash equivalents, and restricted cash beginning of year	84	74
Cash, cash equivalents, and restricted cash end of year (note 32)	$64	$84
See accompanying notes to the Consolidated Financial Statements.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts and amounts in footnotes to tables are in millions of Canadian dollars unless otherwise indicated.)

1. Organization and Overview of the Business
The businesses of AltaGas are operated by the Company and a number of its subsidiaries including, without limitation, AltaGas Services (U.S.) Inc., AltaGas Utility Holdings (U.S.) Inc., WGL Holdings, Inc. (WGL), Wrangler 1 LLC, Wrangler SPE LLC, Washington Gas Resources Corp., WGL Energy Services, Inc. (WGL Energy Services), and SEMCO Holding Corporation; in regard to the Utilities business, Washington Gas Light Company (Washington Gas), Hampshire Gas Company, and SEMCO Energy, Inc. (SEMCO); and in regard to the Midstream business, AltaGas Extraction and Transmission Limited Partnership, AltaGas Pipeline Partnership, AltaGas Processing Partnership, AltaGas Northwest Processing Limited Partnership, Harmattan Gas Processing Limited Partnership, Ridley Island LPG Export Limited Partnership, AltaGas Pacific Partnership, AltaGas LPG Limited Partnership, Petrogas Energy Corporation (Petrogas), Petrogas Holdings Partnership, and Petrogas, Inc. In the Corporate/Other segment, subsidiaries include AltaGas Power Holdings (U.S.) Inc., WGL Energy Systems, Inc. (WGL Energy Systems), and Blythe Energy Inc. (Blythe). SEMCO conducts its Michigan natural gas distribution business under the name SEMCO Energy Gas Company (SEMCO Gas). Prior to the close of the Alaska Utilities Disposition, it operated its Alaska natural gas distribution business under the name ENSTAR Natural Gas Company (ENSTAR) and its 65 percent interest in an Alaska regulated gas storage utility under the name Cook Inlet Natural Gas Storage Alaska LLC (CINGSA).

AltaGas is a leading energy infrastructure company that connects natural gas and NGLs to domestic and global markets. The Company operates a diversified, lower-risk, high-growth energy infrastructure business that is focused on delivering resilient and durable value for its stakeholders.

AltaGas' operating segments include the following:

▪    Utilities, which owns and operates franchised, cost-of-service, rate regulated natural gas distribution and storage utilities focused on providing safe, reliable, and affordable energy to its customers. Prior to the sale of ENSTAR and AltaGas' interest in Cook Inlet Natural Gas Storage Alaska (CINGSA) on March 1, 2023 (the Alaska Utilities Disposition), AltaGas' Utilities provided energy to approximately 1.7 million residential and commercial customers in 2022 and had an average 2022 rate base of approximately US$5.2 billion. The Utilities business also includes storage facilities and contracts for interstate natural gas transportation and storage services, as well as the affiliated retail energy marketing business, which sells natural gas and electricity directly to residential, commercial, and industrial customers located in Maryland, Virginia, Delaware, Pennsylvania, Ohio, and the District of Columbia; and
▪    Midstream, which is a leading North American platform that connects customers and markets from wellhead to tidewater and beyond. The three pillars of the Midstream business include: 1) global exports, which includes AltaGas' two LPG export terminals; 2) natural gas gathering and extraction; and 3) fractionation and liquids handling. AltaGas' Midstream segment also includes its natural gas and NGL marketing business, domestic logistics, trucking and rail terminals, and liquid storage capability.
The Corporate/Other segment consists of AltaGas' corporate activities and a small portfolio of gas-fired power generation and distribution assets capable of generating 508 MW of power primarily in the state of California.

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2. Summary of Significant Accounting Policies

BASIS OF PRESENTATION

These Consolidated Financial Statements have been prepared by Management in accordance with United States Generally Accepted Accounting Principles (U.S. GAAP).

Pursuant to National Instrument 52-107, "Acceptable Accounting Principles and Auditing Standards" (NI 52-107), financial statements of an “SEC issuer” may be prepared in accordance with U.S. GAAP. On February 22, 2021, AltaGas filed a final short form base shelf prospectus in Alberta and a corresponding registration statement on Form F-10 in the United States, by virtue of which AltaGas is required to file reports under section 15(d) of the Securities Exchange Act of 1934 with the United States Securities and Exchange Commission. In addition, AltaGas sought and obtained exemptive relief by the securities regulators in Alberta and Ontario to permit it to prepare its financial statements in accordance with U.S. GAAP. The Alberta Securities Commission exemption will terminate on or after the earlier of January 1, 2024, the date to which AltaGas ceases to have activities subject to rate regulation, or the effective date prescribed by the International Accounting Standards Board for the mandatory application of a standard within the International Financial Reporting Standard for entities with activities subject to rate‑regulated accounting. This exemptive relieve would apply should AltaGas cease to become an SEC issuer.

PRINCIPLES OF CONSOLIDATION

These Consolidated Financial Statements of AltaGas include the accounts of the Corporation, its subsidiaries, variable interest entities (VIEs) for which the Corporation is the primary beneficiary, and its interest in various partnerships and joint ventures where AltaGas has an undivided interest in the assets and liabilities. Investments in unconsolidated companies that AltaGas has significant influence, but not control, over are accounted for using the equity method.

Hypothetical Liquidation at Book Value (HLBV) methodology is used for AltaGas' investment in Mountain Valley Pipeline (MVP) This methodology is used when the governing structuring agreement over the equity investment results in different liquidation rights and priorities than what is reflected by the underlying ownership interest percentage.

All intercompany balances and transactions are eliminated on consolidation. Where there is a party with a non‑controlling interest in a subsidiary that AltaGas controls, that non‑controlling interest is reflected as “non‑controlling interests” in the Consolidated Financial Statements. The non‑controlling interests in net income of consolidated subsidiaries are shown as an allocation of the consolidated net income and are presented separately in "net income applicable to non-controlling interests".

USE OF ESTIMATES AND MEASUREMENT UNCERTAINTY

The preparation of Consolidated Financial Statements in accordance with U.S. GAAP requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenue and expenses during the period. Key areas where Management has made complex or subjective judgments, when matters are inherently uncertain, include but are not limited to: determining the nature and timing of satisfaction of performance obligations and determining the transaction price and amounts allocated to performance obligations for revenue recognition; depreciation and amortization rates; determination as to whether a contract is or contains a lease; determination of the classification, term, and discount rate for leases; fair value of asset retirement obligations; fair value of property, plant and equipment and goodwill for impairment assessments; fair value of financial instruments; measurement of credit losses; provisions for income taxes; assumptions used to measure employee future benefits; provisions for contingencies; purchase price allocations; and carrying value of regulatory assets and liabilities. Certain estimates are necessary for the regulatory environment in which AltaGas' subsidiaries or affiliates operate, which often require amounts to be recorded at estimated values until these amounts are

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finalized pursuant to regulatory decisions or other regulatory proceedings. By their nature, these estimates are subject to measurement uncertainty and may impact the Consolidated Financial Statements of future periods.

SIGNIFICANT ACCOUNTING POLICIES

Rate-Regulated Operations

SEMCO Gas, Washington Gas, Hampshire Gas, and, prior to the Alaska Utilities Disposition, ENSTAR (collectively the Utilities) engage in the delivery, sale, and storage of natural gas. SEMCO Gas is regulated by the Michigan Public Service Commission (MPSC). Washington Gas operates in the District of Columbia, Maryland, and Virginia, and is regulated in those jurisdictions by the Public Service Commission of the District of Columbia (PSC of DC), the Maryland Public Service Commission (PSC of MD), and the Commonwealth of Virginia State Corporation Commission (SCC of VA), respectively. Hampshire is regulated under a cost-of-service tariff by the Federal Energy Regulatory Commission (FERC).

The MPSC, PSC of DC, PSC of MD, and SCC of VA exercise statutory authority over matters such as tariffs, rates, construction, operations, financing, returns, accounting, and certain contracts with customers. In order to recognize the economic effects of the actions and decisions of the MPSC, PSC of DC, PSC of MD, and SCC of VA, the timing of recognition of certain assets, liabilities, revenues, and expenses as a result of regulation may differ from that otherwise expected using U.S. GAAP for entities not subject to rate regulation.

Regulatory assets represent future revenues associated with certain costs incurred in the current period or in prior periods that are expected to be recovered from customers in future periods through the rate setting process. Regulatory liabilities represent future reductions or limitations of increases in revenue associated with amounts that are expected to be refunded to customers through the rate setting process.
Cash and Cash Equivalents
Cash and cash equivalents consist of cash on hand, balances with banks, and investments in money market instruments with original maturities of less than three months.
Restricted Cash Holdings from Customers

Cash deposited, which is restricted and is not available for general use by AltaGas, is separately presented as restricted cash holdings in the Consolidated Balance Sheets. Pursuant to the acquisition of WGL Holdings, Inc. (the WGL Acquisition), rabbi trust funds were funded to satisfy certain Washington Gas executive and outside director retirement benefit plan obligations. The rabbi trust funds are invested in money market funds which are considered cash equivalents. These balances are included in "prepaid expenses and other current assets" and "long-term investments and other assets" in the Consolidated Balance Sheets.
Accounts Receivable

Receivables are recorded net of the allowance for credit losses in the Consolidated Balance Sheets. AltaGas regularly analyzes and evaluates the collectability of the accounts receivable based on a combination of factors. If circumstances related to the collectability change, the allowance for credit losses is further adjusted. Accounts are written off when collection efforts are complete and future recovery is unlikely.

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Inventory
Inventory consists of materials, supplies, natural gas, natural gas liquids, crude oil and condensates, processed finished products, renewable energy credits, and emission compliance instruments which are valued at the lower of cost or net realizable value. Cost of inventory is assigned using a weighted average cost formula. In general, commodity costs and variable transportation costs are capitalized as gas in underground storage. Fixed costs, primarily pipeline demand charges and storage charges, are expensed as incurred through the cost of gas.

Property, Plant, and Equipment (PP&E), Depreciation and Amortization

Property, plant, and equipment are carried at cost. The Corporation depreciates the cost of capital assets, net of salvage value, on a straight-line basis over the estimated useful life of the assets, with the exception of rate-regulated utilities assets, for which depreciation is calculated on a straight-line basis or over the contract term of a specific agreement at rates as approved by the regulatory authorities.

The Utilities charge maintenance and repairs directly to operating expense and capitalize betterments and renewal costs. In accordance with regulatory requirements, depreciation expense includes an amount allowed for regulatory purposes to be collected in current rates for future removal and site restoration costs.

Interest costs are capitalized on major additions to property, plant, and equipment until the asset is ready for its intended use. The interest rate used for calculating the interest costs to be capitalized is based on AltaGas' prior quarter actual borrowing long-term interest rate.

The Utilities capitalize an imputed carrying cost on assets during construction as authorized by regulatory authorities and the amount so capitalized is an allowance for funds used during construction (AFUDC). AFUDC is the amount that a rate-regulated enterprise is allowed to recover for its cost of financing assets under construction. Capitalized overhead, administrative expenses, and AFUDC are included in the cost of the related assets and are recovered in rates charged to customers through depreciation expense, as allowed by the regulators.

The range of useful lives for AltaGas’ PP&E is as follows:

Utilities assets	4 to 69 years
Midstream assets	1 to 43 years
Corporate/Other assets	3 to 46 years

As required by the regulatory authority, net additions to SEMCO's utility assets are amortized for one half-year in the year in which they are brought into active service. Net additions to WGL’s assets are amortized in the month after they are brought into active service.

Generally, when a regulated asset is retired or disposed of, there is no gain or loss recorded in the Consolidated Statements of Income. Any difference between the cost and accumulated depreciation of the asset, net of salvage proceeds, is charged to accumulated depreciation or another regulatory asset or liability account. It is expected that any gain or loss that is charged to accumulated depreciation or another regulatory account will be reflected in future depreciation expense when it is refunded or collected in rates. When a non-regulated asset is retired or disposed of from PP&E, the original cost and related accumulated depreciation and amortization are derecognized and any gain or loss is recorded in the Consolidated Statements of Income.

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Intangible Assets
Intangible assets are recorded at cost. Intangible assets which have a finite useful life are amortized on a straight-line basis over their term or estimated useful life. The range of useful lives for intangible assets with a finite life is as follows:

Energy services relationships	5 years
Software	3 to 20 years
Extraction and Transmission (E&T) Contracts	25 years
Commodity contracts	7 years
Assets Held for Sale

The Corporation classifies assets as held for sale when the carrying amount will be principally recovered through a sale transaction rather than through continuing use. This condition is met when Management approves and commits to a formal plan to sell the assets, the assets are available for immediate sale in their present condition, and Management expects the sale to close within the next 12 months. Upon classifying an asset as held for sale, an asset is recorded at the lower of its carrying value or the estimated fair value less cost to sell. Assets held for sale are not depreciated or amortized.

Business Acquisitions

Business acquisitions are accounted for using the acquisition method. Under the acquisition method, assets and liabilities of the acquired entity are recorded at fair value at the date of acquisition. Acquisition-related costs are expensed as incurred. Goodwill represents the excess of purchase price over the fair value of the net assets acquired. Management applies its best estimates and assumptions to determine the fair value of net assets acquired; however, the estimates are subject to further refinement of assumptions over a measurement period, which may be up to one year from the acquisition date. During the measurement period, adjustments to assets acquired and liabilities assumed may be recorded, with a corresponding impact to goodwill.

Provisions on Assets

If facts and circumstances suggest that a long-lived asset or an intangible asset may be impaired, the carrying value is reviewed. If this review indicates that the value of the asset is not recoverable, as determined by the projected undiscounted cash flows related to the asset over its remaining life, then the carrying value of the asset is reduced to its estimated fair value and an impairment loss is recognized.

Goodwill is not subject to amortization, but assessed at least annually for impairment, or more often when events or changes in circumstances indicate that goodwill may be impaired. The annual assessment of goodwill is performed at the reporting unit level, which is an operating segment or one level below. The Corporation has the option to first assess qualitative factors to determine whether events or changes in circumstances indicate that the goodwill may be impaired. If a quantitative impairment test is performed, the fair value of the reporting unit will be compared to its carrying value (including goodwill). If the carrying value of the reporting unit exceeds the fair value, goodwill is reduced to its fair value and an impairment loss would be recorded in the Consolidated Statements of Income.

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Investments Accounted for by the Equity Method

The equity method of accounting is used for investments in which AltaGas has the ability to exercise significant influence, but does not have a controlling interest. Equity investments are initially measured at cost and are adjusted for the Corporation’s proportionate share of earnings or losses. Equity investments are increased for contributions made and decreased for distributions received. To the extent an investee undertakes activities necessary to commence its planned principal operations, the Corporation will capitalize interest costs associated with its investment during such period.

The HLBV methodology is used to allocate earnings or losses for certain WGL equity method investments when WGL’s ownership interest percentage is different than distribution percentages. When applying HLBV accounting, the Corporation determines the amount that it would receive if an equity investment entity were to liquidate all of its assets at book value (as valued in accordance with U.S. GAAP) and distribute that cash to the investors based on the contractually defined liquidation priorities. The change in the Corporation’s claim on the equity investment entity's book value at the beginning and end of the reporting period (adjusted for contributions and distributions) is the Corporation’s share of the earnings or losses from the equity investment for the period.

An equity method investment is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment may not be recoverable. When such condition is deemed other than temporary, the carrying value of the investment is written down to its fair value, and an impairment charge is recorded in the Consolidated Statements of Income.

Financial Instruments

Non-Utility Operations

All financial instruments are initially recorded at fair value unless they qualify for, and are designated under, a normal purchase and normal sale (NPNS) exemption. Subsequent measurement of the financial instruments is based on their classification. The financial assets are classified as "held-for-trading", "held-to-maturity", or "loans and receivables". Financial liabilities are classified as "held-for-trading" or other financial liabilities. Subsequent measurement is determined by classification.

A physical contract generally qualifies for the NPNS exemption if the transaction is reasonable in relation to AltaGas’ business needs and AltaGas has the ability, and intent, to deliver or take delivery of the underlying item. AltaGas continually assesses the contracts designated under the NPNS exemption and will discontinue the treatment of these contracts under this exemption where the criteria are no longer met.

Held-for-trading instruments include non-derivative financial assets and financial assets and liabilities that may consist of swaps, options, forwards, and equity securities. These financial instruments are initially recorded at their fair value, with subsequent changes in fair value recorded in net income. Held-to-maturity, loans and receivables, and other financial liabilities are recognized at amortized cost using the effective interest method unless they are held-for-sale and recognized at the lower of cost or fair value less transaction fees.

Investments in equity instruments not accounted for under the equity method that do not have a quoted market price in an active market are measured at cost. Income earned from these investments is included in the Consolidated Statements of Income under "other income".

Derivatives embedded in other financial instruments or contracts (the host instrument) are recorded separately and are measured at fair value if the economic characteristics of the embedded derivative are not closely related to the host instrument, the terms of the embedded derivative are the same as those of a standalone derivative, and the entire contract is not held-for-trading or accounted for at fair value. Changes in fair value are included in earnings.

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The fair values recorded on the Consolidated Balance Sheets reflect netting of the asset and liability positions where counterparty master netting arrangements contain provisions for net settlement.

Transaction costs related to the acquisition of held-for-trading financial assets and liabilities are expensed as incurred.

Transaction costs for obtaining debt financing other than line-of-credit arrangements are recognized as a direct deduction from the related debt liability on the Consolidated Balance Sheets. Transaction costs related to line-of-credit arrangements are capitalized and included under "long-term investments and other assets" on the Consolidated Balance Sheets. Premiums and discounts are netted against long-term debt on the Consolidated Balance Sheets. The deferred charges are amortized over the life of the related debt on an effective interest basis and included in “interest expense” on the Consolidated Statements of Income.

Regulated Utility Operations

All physical and financial derivative contracts are initially recorded at fair value. Changes in the fair value of derivative instruments that are recoverable or refunded to customers when they settle are recorded as regulatory assets or liabilities. Changes in the fair value of derivatives not affected by rate regulation are reflected in net income.

Transaction costs for obtaining debt financing and reacquired debt costs are recorded as regulatory assets or liabilities, or as a reduction of the debt liability on the Consolidated Balance Sheets.

Weather-Related Instruments

WGL purchases certain weather-related instruments, such as heating degree day (HDD) derivatives and cooling degree day (CDD) derivatives to manage weather and price risks related to its natural gas and electricity sales. These derivatives are accounted for in accordance with ASC 815-45, Derivatives and Hedging – Weather Derivatives. For HDD derivatives, gains or losses are recognized when the actual HDDs falls above or below the contractual HDDs for each instrument. For CDD derivatives, gains or losses are recognized when the average temperature exceeds or is below a contractually stated level during the contract period. Refer to Note 24 for further discussion on weather-related instruments.

Hedges

As part of its risk management strategy, AltaGas may use derivatives to reduce its exposure to commodity price, interest rate, and foreign exchange risk. AltaGas may designate certain outstanding loans to hedge against the currency translation effect of its foreign investments. No other derivatives have been designated as hedges under ASC Topic 815.

Non-Utility Operations

The change in fair value of cash flow hedges is recognized in OCI. Gains or losses from cash flow hedges are reclassified to net income when the hedged transaction affects earnings, such as when the hedged forecasted transaction occurs.

Regulated Utility Operations

During planned issuances of debt securities, Washington Gas may utilize derivative instruments to manage the risk of interest-rate volatility. Gains and losses associated with these types of derivatives are recorded as regulatory liabilities or assets, and amortized in accordance with regulatory requirements, typically over the life of the related debt.

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Credit Losses

AltaGas regularly analyzes and evaluates the collectability of the accounts receivable based on a combination of factors. If circumstances related to the collectability change, the allowance for credit losses is adjusted. Accounts are written off when collection efforts are complete and future recovery is unlikely. See below for a description of how expected credit loss estimates are developed.

Utilities Customer Receivables and Contract Assets

AltaGas is exposed to risk through the non-payment of utility bills by customers. To manage this customer credit risk, AltaGas' regulated utilities customers are offered budget billing options or high risk customers may be required to provide a cash deposit until the requirement for deposit refunds are met. AltaGas can recover a portion of non-payments from customers in future periods through the rate-setting process. For accounts receivable generated by the Utilities business, an allowance for credit losses is recognized using a loss-rate based on historical payment and collection experience. This rate may be adjusted based on Management’s expectations of unusual macroeconomic conditions and other factors. AltaGas regularly evaluates the reasonableness of the allowance based on a combination of factors, such as: the length of time receivables are past due, historical expected payment, collection experience, financial condition of customers, and other circumstances that could impact customers' ability or desire to make payments. For retail energy marketing customer receivables where AltaGas has enrolled in a regulatory utility purchase of receivable program, the associated utility discount rate is used to determine credit losses.

Midstream Customer Receivables and Contract Assets

AltaGas operates under an existing credit policy that is designed to mitigate credit risk. Credit limits are established for each counterparty and credit enhancements such as letters of credit, parent guarantees, and cash collateral may be required. The creditworthiness of all counterparties is continuously monitored. A credit loss reserve is recorded for receivables with customers and trading counterparties AltaGas considers to be below investment grade by applying an estimated loss rate. The estimated loss rate is based on the historical default rates published by external rating agencies. For accounts receivable, a one-year rate is used. For contract assets, historical loss rates associated with the estimated time frame that the contract asset will be billed to the customer is used. In the event a customer or trading counterparty no longer exhibits similar risk characteristics, the associated receivable is evaluated individually.

Other

For other long-term receivables, associated counterparties are evaluated and assigned internal credit ratings based on AltaGas' credit policy. An allowance for credit losses is recorded based on historical default rates published by external credit rating agencies and a rate commensurate with the period in which the receivables are expected to be collected.

Debt

AltaGas uses short-term debt in the form of commercial paper and advances under its syndicated bank credit facilities to fund seasonal cash requirements. Short-term obligations are excluded from current liabilities if AltaGas has the ability and the intent to refinance these obligations on a long-term basis. The ability to refinance is primarily demonstrated through the availability of long-term revolving committed credit facilities in an amount equal to or greater than the expected maximum short-term obligation.

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Asset Retirement Obligations

AltaGas recognizes asset retirement obligations in the period in which the legal obligation is incurred and a reasonable estimate of fair value can be determined. The associated asset retirement costs are capitalized as part of the carrying amount of the asset and are depreciated over the estimated useful life of the asset. The liability is increased due to the passage of time over the estimated period until the settlement of the obligation, with a corresponding charge to accretion expense for asset retirement obligations.

There are timing differences between accretion and depreciation amounts being recorded pursuant to GAAP and the recognition of depreciation expense for legal asset removal costs that are recovered in rates, as allowed by the regulators. These timing differences are recorded as a reduction to “regulatory liabilities” in accordance with ASC 980.

Certain midstream and utility assets will have future legal obligations on retirement, but an asset retirement obligation has not been recorded due to its indeterminate life and corresponding indeterminable timing and scope of these asset retirement obligations. The Utilities recognize asset retirement obligations for some interim retirements, as expected by their regulators.

Revenue Recognition

AltaGas has revenue from various sources, including rate-regulated revenue, commodity sales, midstream service contracts, gas sales and transportation services, and storage services. For a detailed description of the Corporation’s revenue recognition policy by major source of revenue, please refer to Note 25.

Foreign Currency Translation

Monetary assets and liabilities denominated in a foreign currency are converted to the functional currency using the exchange rate in effect at the balance sheet date. Adjustments resulting from the conversion are recorded in the Consolidated Statements of Income. Non-monetary assets and liabilities are converted at the historical exchange rate in effect at the transaction date. Revenues and expenses are converted at the exchange rate applicable at the transaction date.

For foreign entities with a functional currency other than Canadian dollars, AltaGas’ reporting currency, assets and liabilities are translated into Canadian dollars at the rate in effect at the reporting date. Revenues and expenses are translated at average exchange rates during the reporting period. All adjustments resulting from the translation of the foreign operations are recorded in OCI.

AltaGas may designate certain outstanding loans to hedge against the currency translation effect of its foreign investments. Accordingly, foreign exchange gains and losses, from the dates of designation, on the translation of these loans are included in OCI.

Share Options and Other Compensation Plans
Share options granted are recorded using fair value. Compensation expense is measured at the date of the grant using the Black-Scholes-Merton model and is recognized over the vesting period of the options. Consideration received by AltaGas on exercise of the share options is credited to shareholders’ equity.

AltaGas has a phantom unit plan (Phantom Plan) for eligible employees, officers, and directors, which includes two types of awards: restricted units (RUs) and performance units (PUs). AltaGas’ RUs and PUs are valued based on the dividends declared during the vesting period and the weighted average share price of AltaGas' common shares multiplied by the units outstanding at the end of the vesting period. Upon vesting, the RUs and PUs are paid in cash. All PUs are also subject to a performance multiplier ranging from 0 to 2 dependent on the Corporation's performance relative to performance targets as

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approved by the Board of Directors. Compensation expense is recognized using the liability method and is recorded as operating and administrative expense over the vesting period. A change in value of the RUs or PUs is recognized in the period the change occurs. Forfeitures are recognized when they occur instead of estimating the number of awards that are expected to vest.

In addition, AltaGas has a deferred share unit plan (DSUP) for directors, officers, and eligible employees as an additional form of long-term variable compensation incentive. Although the DSUP is available to directors, officers, and eligible employees, AltaGas currently only grants deferred share units (DSUs) under the DSUP as a form of director compensation. The DSUs granted are fully vested upon being credited to a participant’s account, the participant is entitled to payment upon retirement, and payment is not subject to satisfaction of any requirements as to any minimum period of membership or employment or other conditions. DSUs are accounted for at fair value. Compensation expense is determined based on the fair value of the DSUs on the date of the grant and fluctuations in fair value are recognized in the period the change occurs. Forfeitures are recognized when they occur instead of estimating the number of awards that are expected to vest.

Pension Plans and Post-Retirement Benefits

AltaGas maintains defined benefit pension plans, defined contribution plans, and other post-retirement benefit plans for eligible employees. Contributions made by the Corporation to the defined contribution plans are expensed in the period in which the contribution occurs.

The cost of defined benefit pension plans and post-retirement benefits is actuarially determined using the projected benefit method prorated based on service and Management’s best estimate of expected plan investment performance, salary escalation, retirement ages of employees, expected health care costs, and other actuarial factors including discount rates and mortality. Pension plan assets are measured at fair value. The expected return on plan assets is based on historical and projected rates of return for each asset class in the plan portfolio. The projected benefit obligation is discounted using the market interest rate on high-quality debt instruments with cash flows matching the timing and amount of benefit payments.

Unrecognized actuarial gains and losses in excess of 10 percent of the greater of the benefit obligation and the fair value of plan assets or the market-related value of assets along with any unamortized past service costs and credits are amortized on a straight-line basis over the expected average remaining service life of active employees.

AltaGas recognizes the overfunded or underfunded status of its pension and post-retirement benefit plans as either assets or liabilities in the Consolidated Balance Sheets. Unrecognized actuarial gains and losses and past service costs and credits that arise during the period are recognized in OCI or a regulatory asset or liability.

For certain regulated utilities, the Corporation expects to recover pension expense in future rates and therefore records unrecognized balances as either regulatory assets or liabilities. The regulatory assets or liabilities are amortized on a straight-line basis over the expected average remaining service life of active employees.

In 2020, AltaGas made a voluntary change in accounting principle for calculating the market-related value of assets (MRVA) used in the determination of Washington Gas' net periodic pension and other post-retirement benefit plan costs. The change uses the fair value approach for the fixed income investment asset class of the plan assets, compared to the prior method that utilized a calculated value where gains and losses arising from changes in fair value were deferred and amortized into the calculation of the MRVA over a period of five years. The MRVA is used in the calculation of the expected return on assets and the recognized actuarial gain or loss components of net periodic benefit cost. The approach applied for all other classes of assets remains unchanged. Management believes that using the fair value approach for the fixed income investments in plan assets is preferable as it more closely aligns the recognition of related components within the net periodic benefit cost.

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Income Taxes

Income taxes for the Corporation and its subsidiaries are calculated using the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based on differences between the carrying value and the tax basis of assets and liabilities and are measured using the enacted tax rates and laws that are in effect in the periods in which the differences are expected to be settled or realized. Deferred income tax assets are routinely reviewed, and a valuation allowance is recorded to reduce the deferred tax assets if it is more likely than not that deferred tax assets will not be realized.

The financial statement effects of an uncertain tax position are recognized when it is more likely than not, based on technical merits, that the position will be sustained upon examination by a taxing authority. The current and deferred tax impact is equal to the largest amount, considering possible settlement outcomes, that is greater than 50 percent likely of being realized upon settlement with the taxing authorities.

Investment tax credits are recognized as reductions to income tax expense over the estimated service lives of the related properties.

The rate-regulated natural gas distribution subsidiaries recognize a separate regulatory asset or liability for the amount of deferred income taxes expected to be recovered from, or paid to, customers in the future. Any tax related interest and/or penalty incurred is included in interest expense.

Net Income per Share

Basic net income per common share is computed using the weighted average number of common shares outstanding during the period. Dilutive net income per common share is calculated using the weighted average number of common shares outstanding adjusted for dilutive common shares related to the Corporation’s share-based compensation awards.
The potentially dilutive impact of the share-based compensation awards is determined using the treasury stock method. Under the treasury stock method, awards are treated as if they had been exercised with any proceeds used to repurchase common stock at the average market price during the period. Any incremental difference between the assumed number of shares issued and purchased is included in the diluted share computation.
Contingencies
Liabilities for loss contingencies arising from claims, assessments, litigation and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Any such accruals are adjusted thereafter as additional information becomes available or circumstances change.

Leases
The following are the Corporation’s significant accounting policies:
Leases – Lessee
AltaGas determines if an arrangement is a lease at inception. Operating leases are included in right-of-use (ROU) assets, current operating lease liabilities, and long-term operating lease liabilities in the Consolidated Balance Sheets. Finance leases are included in property, plant and equipment and current and long-term debt in the Consolidated Balance Sheets.

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ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. AltaGas uses the rate implicit in the lease when readily determinable. When the implicit lease rate is not readily determinable, AltaGas uses its incremental borrowing rate to determine the present value of lease payments. AltaGas includes lessee options to renew or terminate the lease term in the determination of the ROU asset and lease liability when exercise is reasonably certain. The operating lease ROU asset is adjusted for lease payments made in advance of the commencement date, initial direct costs, and any lease incentives. Variable lease payments are based on a rate.
Operating lease expense is recognized on a straight-line basis over the lease term in "operating and administrative expense". Depreciation and interest expense are recorded on finance leases.

Leases – Lessor

AltaGas determines if an arrangement is a lease at inception. Lease payments under an operating lease are recognized on a straight-line basis over the term of the lease. Variable lease payments are recognized as revenue as the facts and circumstances on which the variable lease payment is based occur.
AltaGas does not include taxes assessed by governmental authorities, such as sales and related taxes, in the lease payments or variable lease payments.

ADOPTION OF NEW ACCOUNTING STANDARDS
Effective January 1, 2022, AltaGas adopted the following Financial Accounting Standards Board (FASB) issued Accounting Standards Updates (ASU):

▪    In August 2020, FASB issued ASU No. 2020-06 "Debt with Conversion and Other Options and Topic 815-40 - Derivatives and Hedging - Contracts in Entity's Own Equity: Accounting for Convertible Instruments and Contract in an Entity's Own Equity". The amendments in this ASU simplify the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts in an entity’s own equity. The adoption of this ASU did not have a material impact on AltaGas' consolidated financial statements; and

▪    In July 2021, FASB issued ASU No. 2021-05 "Leases (Topic 842): Lessors - Certain Leases with Variable Lease Payments". The amendments in this ASU affect lessors with lease contracts that have variable lease payments that do not depend on a reference index or a rate as an operating lease that and would have resulted in the recognition of a selling loss at lease commencement if classified as sales-type or direct financing. The adoption of this ASU did not have a material impact on AltaGas' consolidated financial statements.

Effective December 31, 2022, AltaGas adopted the following FASB issued ASU:

▪    In November 2021, FASB issued ASU No. 2021-10 "Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance". The amendments in this ASU require annual disclosure about transactions with a government entity, including the nature of the transactions, the method applied to account for the government assistance, impacted line items on the financial statements, and significant terms and conditions of the agreement. The adoption of this ASU did not have a material impact on AltaGas' consolidated financial statements; and

▪    In December 2022, FASB issued ASU 2022-06 "Topic 848 - Reference Rate Reform: Deferral of the Sunset Date of Topic 848". The amendments in this ASU defer the sunset date of Topic 848 from December 31, 2022 to December 31, 2024. The adoption of this ASU did not have a material impact on AltaGas' consolidated financial statements.

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FUTURE CHANGES IN ACCOUNTING PRINCIPLES

In October 2021, FASB issued ASU 2021-08 "Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers". The amendments in this ASU require an entity to recognize and measure contract assets and liabilities acquired in a business combination in accordance with Topic 606. The amendments in this ASU are effective for fiscal years beginning after December 15, 2022 and should be applied prospectively to business combinations occurring on or after the effective date of the amendment. The adoption of this ASU is not expected to have a material impact on AltaGas' consolidated financial statements.

In March 2022, FASB issued ASU No. 2022-01 "Derivatives and Hedging (Topic 815): Fair Value Hedging - Portfolio Layer Method". The amendments in this ASU will allow non-prepayable financial assets to be included in a closed portfolio hedged using the portfolio layer method and promote consistency in single and multiple hedged layers. The amendments in this ASU are effective for fiscal years beginning after December 15, 2022 and should be applied on a modified retrospective basis. Early adoption is permitted. The adoption of this ASU is not expected to have a material impact on AltaGas' consolidated financial statements.

In March 2022, FASB issued ASU No. 2022-02 "Financial Instruments - Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures". The amendments in this ASU will eliminate the accounting guidance for troubled debt restructurings (TDRs) by creditors while enhancing disclosure requirements for certain loan refinancings and restructurings by creditors when a borrower is experiencing financial difficulty, as well as require disclosure of current-period write offs by year of origination for financing receivables and net investments in leases. The amendments in this ASU are effective for fiscal years beginning after December 15, 2022 and should be applied prospectively with an option to apply on a modified retrospective basis for the transition method related to the recognition and measurement of TDRs. The adoption of this ASU is not expected to have a material impact on AltaGas' consolidated financial statements.

In June 2022, FASB issued ASU No. 2022-03 "Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions". The amendments in this ASU clarify that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security, and therefore, is not considered in measuring fair value. In addition, an entity cannot, as a separate unit of account, recognize a contractual sale restriction. Equity securities subject to contractual sale restrictions also require certain additional disclosures. The amendments in this ASU are effective for fiscal years beginning after December 15, 2023 and should be applied prospectively with adjustments as a result of adopting this ASU being recognized in earnings. The adoption of this ASU is not expected to have a material impact on AltaGas' consolidated financial statements.

In September 2022, FASB issued ASU No. 2022-04 "Liabilities (Subtopic 405-50) - Supplier Finance Programs". The amendments in this ASU will require a buyer in a supplier finance program to disclose the key terms of the program, the amount outstanding at the end of the period, a roll forward of that obligation during the period, and where the obligation is presented on the balance sheet. The amendments in this ASU are effective for fiscal years beginning after December 15, 2022, except for the amendment on the roll forward information, which is effective for fiscal years beginning after December 15, 2023. The amendments in this ASU should be applied retrospectively, except for the amendment on the roll forward information, which is applied prospectively. The adoption of this ASU is not expected to have a material impact on AltaGas' consolidated financial statements.

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3. Acquisitions

On July 5, 2022, AltaGas acquired the remaining 25.97 percent equity ownership of Petrogas from Idemitsu Canada Corporation, a wholly owned subsidiary of Idemitsu Kosan Co., Ltd. (Idemitsu) for total cash consideration of approximately $285 million. Subsequent to this transaction, AltaGas now owns 100 percent of Petrogas. Due to the acquisition of the remaining equity ownership, AltaGas' accumulated other comprehensive income increased by $5 million and contributed surplus increased by $237 million.

4. Dispositions

Energy Storage Development Project

In the first quarter of 2022, AltaGas completed the sale of a 60 MW stand-alone energy storage development project in Goleta, California for total proceeds of approximately $20 million (US$15 million), subject to certain contingencies. As a result, AltaGas recognized a pre-tax gain on disposition of approximately $7 million in the Consolidated Statements of Income under the line item "other income" for the year ended December 31, 2022. In February 2023, the parties reached an agreement on outstanding contingencies and as a result, the buyer paid AltaGas an additional US$8 million.

Midstream Processing Facilities

On April 12, 2022, AltaGas completed the sale of its interest in the Aitken Creek processing facilities for total proceeds of approximately $224 million, net of closing adjustments. As a result, AltaGas recognized a pre-tax gain on disposition of approximately $1 million in the Consolidated Statements of Income under the line item "other income" for the year ended December 31, 2022.

Brush II

On May 27, 2022, AltaGas closed the stock sale of its 70 MW combined cycle power plant in Brush, Colorado for total proceeds of approximately $1 million, net of closing adjustments. As a result, AltaGas recognized a pre-tax loss on disposition of approximately $2 million in the Consolidated Statements of Income under the line item "other income" for the year ended December 31, 2022.

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5. Assets Held For Sale

As at	December 31, 2022	December 31, 2021
Assets held for sale
Accounts receivable (net of credit losses of $1 million) (note 24)	$93	$—
Inventory	86	—
Restricted cash holdings from customers	1	—
Prepaid expenses and other current assets	6	—
Property, plant and equipment	646	—
Intangible assets	5	—
Operating right-of-use assets	1	—
Goodwill	226	—
Regulatory assets - non-current	14	—
Post retirement benefits	8	—
Long-term investments and other assets	1	—
	$1,087	$—

Liabilities associated with assets held for sale
Accounts payable and accrued liabilities	$59	$—
Current portion of long-term debt	7	—
Customer deposits	13	—
Long-term debt	56	—
Asset retirement obligations	4	—
Regulatory liabilities - non-current	96	—
Operating lease liabilities - non-current	1	—
Other long-term liabilities	53	—
Future employee obligations	6	—
	$295	$—

Alaskan Utilities

On May 26, 2022, AltaGas entered into an agreement for the Alaska Utilities Disposition for consideration of approximately US$800 million (approximately CAD $1.1 billion) prior to closing adjustments. As such, the carrying value of the assets and liabilities related to this business were classified as held for sale at December 31, 2022, which resulted in the reclassification of $1,087 million of assets to assets held for sale and $295 million of liabilities to liabilities associated with assets held for sale on the Consolidated Balance Sheets. The transaction closed on March 1, 2023. Refer to Note 34 for additional details.

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6. Provisions on Assets

Year Ended December 31	2022	2021
Midstream	$6	$59
Corporate/Other	—	5
	$6	$64

Midstream

In 2022, AltaGas recorded a pre-tax provision of $6 million related to the Alton Natural Gas Storage Project as a result of updated reclamation cost estimates. Since AltaGas has abandoned this project, the resulting property, plant and equipment associated with the estimated reclamation costs was impaired. The pre-tax provisions were primarily recorded against property, plant and equipment. In 2021, AltaGas recorded pre-tax provisions of $59 million primarily related to the sale of the U.S. transportation and storage business as well as certain non-core development stage Midstream projects that are no longer being developed. The pre-tax provisions were primarily recorded against intangible assets.

Corporate/Other

There were no provisions recorded in the Corporate/Other segment in 2022. In 2021, AltaGas recorded pre-tax provisions of $5 million related to the Parks at Walter Reed thermal plant in Washington, D.C. which was impaired as the carrying value exceeded future expected cash flows from the asset. The pre-tax provisions were recorded against property, plant and equipment.

7. Inventory

As at December 31	2022	2021
Natural gas held in storage (a) (b)	$588	$341
Natural gas liquids	197	175
Materials and supplies	76	70
Renewable energy credits and emission compliance instruments	127	82
Crude oil and condensate	152	109
Processed finished products	6	5
	$1,146	$782
Less: inventory reclassified to assets held for sale (note 5) (c)	(86)	—
	$1,060	$782

(a)As at December 31, 2022, $520 million of the natural gas held in storage was held by rate-regulated utilities (2021 - $304 million).
(b)In 2022, a write-down of $5 million was recorded relating to the revaluation of the Company's natural gas storage inventory in the Midstream business to its net realizable value.
(c)Pursuant to the May 26, 2022 announcement of the sale of the Alaska Utilities Disposition, $72 million of the natural gas held in storage that was held by rate-regulated utilities was reclassified to "assets held for sale" on the Consolidated Balance Sheets at December 31, 2022. The transaction closed on March 1, 2023. Refer to Notes 5 and 34 for more details.

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8. Property, Plant and Equipment

As at	December 31, 2022			December 31, 2021
	Cost	Accumulated amortization	Net book value	Cost	Accumulated amortization	Net book value
Utilities	$9,806	$(614)	$9,192	$8,432	$(437)	$7,995
Midstream	3,810	(884)	2,926	3,898	(793)	3,105
Corporate/Other	879	(665)	214	840	(617)	223
Reclassified to assets held for sale (note 5)	(1,124)	478	(646)	—	—	—
	$13,371	$(1,685)	$11,686	$13,170	$(1,847)	$11,323

Interest capitalized on long-term capital construction projects for the year ended December 31, 2022 was less than $1 million (2021 - $1 million).

As at December 31, 2022, the Corporation had approximately $571 million (December 31, 2021 - $570 million) of capital projects under construction that were not yet subject to amortization.

Depreciation expense related to property, plant and equipment (including assets under capital leases) for the year ended December 31, 2022 was $375 million (2021 - $365 million).

9. Intangible Assets

As at	December 31, 2022			December 31, 2021
	Cost	Accumulated amortization	Net book value	Cost	Accumulated amortization	Net book value
E&T contracts	$26	$(18)	$8	$26	$(17)	$9
Energy services relationships	96	(86)	10	90	(63)	27
Software	359	(255)	104	331	(203)	128
Land rights	1	—	1	1	—	1
Commodity contracts	8	(6)	2	7	(1)	6
Reclassified to assets held for sale (note 5)	(30)	25	(5)	—	—	$—
	$460	$(340)	$120	$455	$(284)	$171

Amortization expense related to intangible assets for the year ended December 31, 2022 was $64 million (2021 - $57 million).

As at December 31, 2022, the Corporation excluded $6 million (December 31, 2021 - $7 million) from the asset base subject to amortization. Items excluded relate to software assets under development and assets with an indefinite life.

The following table sets forth the estimated amortization expense of intangible assets, excluding any amortization of assets not yet subject to amortization as well as assets with an indefinite life, for the years ended December 31:

2023	$46
2024	$33
2025	$29
2026	$1
2027	$1
Thereafter	$4

AltaGas Ltd. – 2022 MD&A and Financial Statements - 89

10. Leases

Lessee

AltaGas has operating and finance leases for office space, office equipment, field equipment, rail cars, aquatic use, vehicles, power and gas facilities, transmission and distribution assets, and land.

The components of lease expense were as follows:

	Year Ended December 31, 2022	Year Ended December 31, 2021
Operating lease cost (includes variable lease payments)	$100	$96
Finance lease cost
Amortization of right-of-use assets	7	6
Interest on lease liabilities	1	—
Total finance lease cost	$8	$6
Total lease cost	$108	$102

Supplemental cash flow information related to leases was as follows:

Year Ended December 31	2022	2021
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows used by operating leases	$(111)	$(96)
Financing cash flows used by finance leases (a)	$(8)	$(6)
Right-of-use assets obtained in exchange for new lease liabilities
Operating leases	$56	$38
Finance leases	$14	$10
(a)Included within repayment of long-term debt on the Consolidated Statements of Cash Flows.

AltaGas Ltd. – 2022 MD&A and Financial Statements - 90

Supplemental balance sheet information related to leases was as follows:

As at December 31	2022	2021
Operating Leases
Operating lease right-of-use assets
Long-term	$281	$311
Included in assets held for sale (note 5)	1	—
Total operating lease right-of-use assets	$282	$311

Operating lease liabilities
Current	$(92)	$(91)
Long-term	(215)	(253)
Included in liabilities associated with assets held for sale (note 5)	(1)	—
Total operating lease liabilities	$(308)	$(344)

Finance Leases
Property and equipment, gross	$46	$29
Accumulated depreciation	(21)	(12)
Total property and equipment, net	$25	$17
Less: finance lease property and equipment reclassified to assets held for sale (note 5)	(3)	—
Property and equipment, net	$22	$17

Current portion of long-term debt	$(8)	$(6)
Long-term debt	(17)	(11)
Total finance lease liabilities	$(25)	$(17)
Less: finance lease liabilities reclassified to liabilities associated with assets held for sale (note 5)	3	—
Finance lease liabilities	$(22)	$(17)

As at	December 31, 2022	December 31, 2021
Weighted average remaining lease term (years)
Operating leases	6.4	6.9
Finance leases	4.5	4.3
Weighted average discount rate (%)
Operating leases	2.91	2.45
Finance leases	3.29	2.23

AltaGas Ltd. – 2022 MD&A and Financial Statements - 91

Maturity analysis of lease liabilities was as follows:

	Operating Leases	Finance Leases
2023	$95	$8
2024	65	7
2025	50	5
2026	41	4
2027	25	2
Thereafter	73	2
Total lease payments	$349	$28
Less: imputed interest	(41)	(3)
Total	$308	$25

Lessor

Certain of AltaGas’ revenues are obtained through power purchase agreements or take-or-pay contracts whereby AltaGas is the lessor in these operating lease arrangements. Minimum lease payments received are amortized over the term of the lease. Contingent rentals are recorded when the condition that created the present obligation to make such payments occurs such as when actual electricity is generated and delivered.

Maturity analysis of lease receivables was as follows:

Operating Leases
2023	$73
2024	2
2025	2
2026	2
2027	1
Thereafter	76
Total	$156

The carrying value of property, plant, and equipment associated with these leases was approximately $203 million as at December 31, 2022.

AltaGas manages its risk associated with the residual value of its leased assets through strategically constructing leased facilities in key commercial regions and retaining the ability to sell commodities and ancillary services via the merchant market or through commodity sales agreements.

AltaGas Ltd. – 2022 MD&A and Financial Statements - 92

11. Goodwill

As at	December 31, 2022	December 31, 2021
Balance, beginning of year	$5,153	$5,039
Adjustment to goodwill on business acquisition	—	147
Goodwill included in dispositions	—	(13)
Reclassified to assets held for sale (note 5)	(226)	—
Foreign exchange translation	323	(20)
Balance, end of year	$5,250	$5,153

12. Long-Term Investments and Other Assets

As at	December 31, 2022	December 31, 2021
Deferred lease receivable	$17	$15
Debt issuance costs associated with credit facilities	7	8
Refundable deposits	10	9
Prepayment on long-term service agreements	79	72
Deferred information technology costs	24	6
Cash calls from joint venture partners	21	23
Contract asset (net of credit losses of $1 million) (notes 24 and 25)	37	41
Rabbi trust (notes 29 and 32)	8	10
Capitalized contract costs	5	5
Financial transmission rights	39	17
Other	27	21
	$274	$227
Less: long-term investments and other assets reclassified to assets held for sale (note 5)	(1)	—
	$273	$227

AltaGas Ltd. – 2022 MD&A and Financial Statements - 93

13. Variable Interest Entities

Consolidated VIEs

AltaGas consolidates a variable interest entity (VIE) where the Corporation is deemed the primary beneficiary. The primary beneficiary of a VIE has the power to direct the activities of the entity that most significantly impact its economic performance such as being the provider of construction, operating and marketing services to the entity. In addition, the primary beneficiary of a VIE also has the obligation to absorb losses of the entity or the right to receive benefits that could potentially be significant to the VIE. AltaGas determined that it is the primary beneficiary of the following VIEs:

Ridley Island LPG Export Limited Partnership

On May 5, 2017, AltaGas LPG Limited Partnership (AltaGas LPG), a wholly-owned subsidiary of AltaGas, and Vopak Development Canada Inc. (Vopak), a wholly-owned subsidiary of Koninklijke Vopak N.V. (Royal Vopak), a public company incorporated under the laws of the Netherlands, formed the Ridley Island LPG Export Limited Partnership (RILE LP) to develop, own and operate the Ridley Island Propane Export Terminal (RIPET). AltaGas’ subsidiaries hold a 70 percent interest while Vopak holds a 30 percent interest in RILE LP. The construction cost of RIPET was funded by AltaGas LPG and Vopak in proportion to their respective interests in RILE LP. As part of the arrangements, AltaGas entered into a long-term agreement for the capacity of RIPET with RILE LP, and AltaGas and certain of its subsidiaries provide operating services to RILE LP.
AltaGas has determined that RILE LP is a VIE in which it holds variable interests and is the primary beneficiary. In the determination that AltaGas is the primary beneficiary of the VIE, AltaGas noted that it has the power to direct the activities that most significantly impact the VIE’s economic performance through the operating and marketing services provided to RILE LP. In addition, AltaGas has the obligation to absorb the losses and the right to receive the benefits that could potentially be significant to RILE LP through the long-term agreement for the capacity of RIPET. As such, AltaGas has consolidated RILE LP.
The assets of RILE LP are the property of RILE LP and are not available to AltaGas for any other purpose. RILE LP’s asset balances can only be used to settle its own obligations. The liabilities of RILE LP do not represent additional claims against AltaGas’ general assets. AltaGas’ exposure to loss as a result of its interest as a limited partner is its net investment. AltaGas and Royal Vopak have provided limited guarantees for the obligations of their respective subsidiaries for the construction cost of RIPET. With the commencement of commercial operations at RIPET, the terms of the long-term capacity agreement between AltaGas LPG and RILE LP provide for a return on and of capital and reimbursement of RIPET's operating costs by AltaGas LPG in accordance with the terms set out in the agreement.

The following table represents amounts included in the Consolidated Balance Sheets attributable to AltaGas’ consolidated VIE:

As at	December 31, 2022	December 31, 2021
Current assets	$12	$6
Property, plant and equipment	353	357
Long-term investments and other assets	45	47
Current liabilities	(16)	(8)
Asset retirement obligations	(4)	(3)
Net assets	$390	$399

AltaGas Hybrid Trust

On January 11, 2022, AltaGas closed its offering of $300 million of 5.25 percent Fixed-to-Fixed Rate Subordinated Notes, Series 1 (Note 17). In conjunction with the debt offering, AltaGas issued $300 million in Preferred Shares, Series 2022-A, to be held in the AltaGas Hybrid Trust with Computershare Trust Company of Canada acting as trustee. The Preferred Shares were

AltaGas Ltd. – 2022 MD&A and Financial Statements - 94

issued to satisfy the obligations under the indenture governing the associated Series 1 Subordinated Notes. Following the occurrence of certain bankruptcy or insolvency events in respect of AltaGas, subject to certain exceptions, the Series 2022-A Preferred Shares would be delivered to the holders of the Series 1 Subordinated Notes. Upon delivery of the Series 2022-A Preferred Shares, the Series 1 Subordinated Notes would be immediately and automatically surrendered and cancelled and all rights of any Series 1 Subordinated Notes will automatically cease.

On August 17, 2022, AltaGas closed its offering of $250 million of 7.35 percent Fixed-to-Fixed Subordinated Notes, Series 2 (Note 17). In conjunction with the debt offering, AltaGas issued $250 million in Preferred Shares, Series 2022-B, to be held in the AltaGas Hybrid Trust with Computershare Trust Company of Canada acting as trustee. The Preferred Shares were issued to satisfy the obligations under the indenture governing the associated Series 2 Subordinated Notes. Following the occurrence of certain bankruptcy or insolvency events in respect of AltaGas, subject to certain exceptions, the Series 2022-B Preferred Shares would be delivered to the holders of the Series 2 Subordinated Notes. Upon delivery of the Series 2022-B Preferred Shares, the Series 2 Subordinated Notes would be immediately and automatically surrendered and cancelled and all rights of any Series 2 Subordinated Notes will automatically cease. The only assets held by the holding trust are the Series 2022-A and Series 2022-B Preferred Shares.

AltaGas has determined that AltaGas Hybrid Trust is a VIE in which it holds variable interests and is the primary beneficiary. In the determination that AltaGas is the primary beneficiary of the VIE, AltaGas noted that it has the power to direct the activities that most significantly impact the VIE’s economic performance through its role as the sole administrative agent. In addition, AltaGas has the obligation to absorb the administrative expenses that are significant to the trust through the associated administrative agreement. As such, AltaGas has consolidated the AltaGas Hybrid Trust.

Unconsolidated VIE

Strathcona Storage Limited Partnership (SSLP)

Upon the acquisition of Petrogas on December 15, 2020, AltaGas acquired an indirect interest in SSLP, a partnership formed with ATCO Energy Solutions Ltd. to construct, operate, and maintain underground NGL storage caverns at Fort Saskatchewan, Alberta. The facility currently has five underground NGL storage salt caverns. Construction of the fifth cavern was completed in the third quarter of 2022 and is currently storing customer product.

On July 5, 2022, AltaGas acquired the remaining 25.97 percent equity ownership in Petrogas which resulted in an increase in AltaGas' ownership in SSLP from 30 percent to 40 percent. As at December 31, 2022, AltaGas' carrying value in SSLP was $130 million (2021 - $131 million). SSLP is not consolidated by AltaGas and instead is accounted for by the equity method of accounting. AltaGas is not the primary beneficiary of SSLP and it does not have the power to direct the activities most significant to the economic performance of SSLP. The maximum financial exposure to loss as a result of the involvement with this VIE is equal to AltaGas' net investment in SSLP.

AltaGas Ltd. – 2022 MD&A and Financial Statements - 95

14. Investments Accounted for by the Equity Method

			Carrying value as at December 31		Equity income (loss) for the year ended December 31
Description	Location	Ownership Percentage	2022	2021	2022	2021
Constitution Pipeline, LLC (Constitution) (a)	United States	10	$—	$—	$3	$—
Eaton Rapids Gas Storage System	United States	50	28	27	3	2
Mountain Valley Pipeline, LLC (MVP) (b)	United States	10	478	447	—	(271)
Sarnia Airport Storage Pool LP	Canada	50	17	17	1	1
Petrogas Terminals Penn LLC (c)	United States	50	1	1	—	—
Strathcona Storage LP (c)	Canada	40	130	131	6	7
			$654	$623	$13	$(261)
(a)In the third quarter of 2022, AltaGas received a payment for the return of certain costs associated with the Constitution pipeline project as a result of its cancellation in February 2020.
(b)The equity method is considered appropriate because MVP is an LLC with specific ownership accounts and ownership between five and fifty percent, resulting in WGL Midstream (now WGL Sustainable Energy LLC) exercising a more than minor influence over the investee's operating and financing policies. In 2021, a provision was recorded against the equity investment in MVP due to ongoing legal and regulatory issues. Management has continued to assess the equity investment in MVP for further impairment and determined that no further provisions were required in 2022.
(c)On July 5, 2022, AltaGas acquired the remaining 25.97 percent equity ownership of Petrogas which resulted in an increase in AltaGas' ownership in Petrogas Terminals Penn LLC from 37 percent to 50 percent and in Strathcona Storage LP from 30 percent to 40 percent. Refer to Note 3 for more details.

The carrying amount of certain equity investments differs from the amount of the underlying equity in net assets. These basis differences include amounts related to purchase accounting adjustments, capitalized interest, and a contractual cap on contributions to MVP.

Summarized combined financial information, assuming a 100 percent ownership interest in AltaGas’ equity investments listed above, is as follows:

Year Ended December 31	2022	2021
Revenues	$50	$97
Expenses	(26)	(23)
	$24	$74

As at December 31	2022	2021
Current assets	$136	$206
Property, plant and equipment	$9,544	$8,571
Long-term investments and other assets	$12	$3
Current liabilities	$(166)	$(214)
Other long-term liabilities	$(14)	$(12)

AltaGas Ltd. – 2022 MD&A and Financial Statements - 96

15. Short-term Debt

As at (a)	December 31, 2022	December 31, 2021
Commercial paper	$293	$161
Project financing	—	8
	$293	$169
(a)As at December 31, 2022, AltaGas' weighted average interest rate on short-term borrowings outstanding was 4.8 percent (December 31, 2021 - 0.3 percent).

Credit Facilities

As at December 31, 2022, AltaGas held a $70 million (December 31, 2021 - $70 million) unsecured demand revolving operating credit facility with a Canadian chartered bank. Draws on the facility bear interest at the lender's prime rate or at the bankers' acceptance rate plus a stamping fee. As at December 31, 2022, there were no letters of credit outstanding under this facility (December 31, 2021 - $34 million).

As at December 31, 2022, AltaGas held a US$300 million (December 31, 2021 - US$200 million) unsecured bilateral letter of credit demand facility, amended in July 2022, with a Canadian chartered bank. Borrowings on the facility incur fees and interest at rates relevant to the nature of the draws made. Letters of credit outstanding under this facility as at December 31, 2022 were $181 million (December 31, 2021 - $139 million).

As at December 31, 2021, AltaGas held a US$125 million demand letter of credit facility. Letters of credit outstanding under this facility as at December 31, 2021 were $99 million. The facility was terminated in November 2022.

WGL and Washington Gas use short-term debt in the form of commercial paper and advances under its syndicated bank credit facilities to fund seasonal cash requirements. Revolving committed credit facilities are maintained in an amount equal to or greater than the expected maximum commercial paper position. As at December 31, 2022, commercial paper outstanding classified as short-term debt totaled $293 million (December 31, 2021 - $161 million).

As at December 31, 2022, Petrogas held a $30 million (December 31, 2021 - $30 million) unsecured bilateral letter of credit demand facility. Letters of credit outstanding under this facility as at December 31, 2022 were $16 million (December 31, 2021 - $7 million).

As at December 31, 2022, Petrogas held an unsecured bilateral letter of credit demand facility of $25 million (December 31, 2021 - $25 million). As at December 31, 2022, there were no letters of credit outstanding under this facility (December 31, 2021 - $nil).

AltaGas Ltd. – 2022 MD&A and Financial Statements - 97

16. Long-Term Debt

As at	Maturity date	December 31, 2022	December 31, 2021
Credit facilities
$2 billion unsecured extendible revolving facility (a)	20-May-2027	$860	$375
US$150 million unsecured extendible revolving facility	20-Dec-2026	188	120
Commercial paper (b)	Various	386	469
$450 million term loan	25-Aug-2024	450	—
AltaGas Ltd. medium-term notes (MTNs)
$500 million Senior unsecured - 2.61 percent	16-Dec-2022	—	500
$300 million Senior unsecured - 3.57 percent	12-Jun-2023	300	300
$200 million Senior unsecured - 4.40 percent	15-Mar-2024	200	200
$350 million Senior unsecured - 1.23 percent	18-Mar-2024	350	350
$300 million Senior unsecured - 3.84 percent	15-Jan-2025	300	300
$500 million Senior unsecured - 2.16 percent	10-Jun-2025	500	500
$350 million Senior unsecured - 4.12 percent	7-Apr-2026	350	350
$200 million Senior unsecured - 2.17 percent	16-Mar-2027	200	200
$200 million Senior unsecured - 3.98 percent	4-Oct-2027	200	200
$500 million Senior unsecured - 2.08 percent	30-May-2028	500	500
$200 million Senior unsecured - 2.48 percent	30-Nov-2030	200	200
$100 million Senior unsecured - 5.16 percent	13-Jan-2044	100	100
$300 million Senior unsecured - 4.50 percent	15-Aug-2044	300	300
$250 million Senior unsecured - 4.99 percent	4-Oct-2047	250	250
WGL and Washington Gas MTNs and private placement notes
US$20 million Senior unsecured - 6.65 percent	20-Mar-2023	27	25
US$41 million Senior unsecured - 5.44 percent	11-Aug-2025	55	51
US$53 million Senior unsecured - 6.62 to 6.82 percent	Oct 2026	72	67
US$72 million Senior unsecured - 6.40 to 6.57 percent	Feb - Sep 2027	98	91
US$52 million Senior unsecured - 6.57 to 6.85 percent	Jan - Mar 2028	70	66
US$9 million Senior unsecured - 7.50 percent	1-Apr-2030	12	11
US$50 million Senior unsecured - 5.70 to 5.78 percent	Jan - Mar 2036	68	63
US$75 million Senior unsecured - 5.21 percent	3-Dec-2040	102	95
US$75 million Senior unsecured - 5.00 percent	15-Dec-2043	102	95
US$300 million Senior unsecured - 4.22 to 4.60 percent	Sep - Nov 2044	405	380
US$450 million Senior unsecured - 3.80 percent	15-Sep-2046	608	572
US$400 million Senior unsecured - 3.65 percent (c)	15-Sep-2049	563	528
US$200 million Senior unsecured - 2.98 percent	15-Dec-2051	271	254
US$25 million Senior unsecured - 5.25 percent	29-Dec-2042	34	—
US$175 million Senior unsecured - 5.33 percent	29-Dec-2052	237	—
SEMCO long-term debt
US$82 million CINGSA Senior secured - 4.48 percent (d)	2-Mar-2032	60	63
US$225 million First Mortgage Bonds - 2.45 percent	21-Apr-2030	305	285
US$225 million First Mortgage Bonds - 3.15 percent	21-Apr-2050	305	285
Fair value adjustment on WGL acquisition		79	77
Finance lease liabilities (note 10)		25	17
		$9,132	$8,239
Less: debt issuance costs		(41)	(44)
		$9,091	$8,195
Less: current portion		(334)	(511)
Less: liabilities associated with assets held for sale (note 5) (e)		(63)	—
		$8,694	$7,684
(a)Borrowings on the facility can be by way of prime loans, U.S. base-rate loans, SOFR loans, bankers' acceptances, or letters of credit. Borrowings on the facility have fees and interest at rates relevant to the nature of the draw made. During the fourth quarter of 2022, AltaGas completed an amendment of the Petrogas $200 million Revolving Credit Facility in which AltaGas has replaced Petrogas as the borrower, which is in addition to the AltaGas $2 billion five-year extendable committed revolving tranche, and the $300 million two-year extendable side car liquidity revolving facility.
(b)Commercial paper is supported by the availability of long-term committed credit facilities maturing in 2024. Commercial paper intended to be repaid within the next year is recorded as short-term debt (Note 15).

AltaGas Ltd. – 2022 MD&A and Financial Statements - 98

(c)The outstanding balance includes a US$15 million premium which will be amortized as a reduction to interest expense over the term of the note.
(d)Collateral for the CINGSA Senior secured loan is certain CINGSA assets. Alaska Storage Holding Company, LLC, a subsidiary in which AltaGas has a controlling interest, is the non-recourse guarantor of this loan.
(e)Pursuant to the May 26, 2022 announcement of the Alaska Utilities Disposition, related long-term debt balances totaling $63 million, including the CINGSA Senior secured loan net of issuance costs as well as certain finance lease liabilities, were reclassified to "liabilities associated with assets held for sale" on the Consolidated Balance Sheets at December 31, 2022. The transaction closed on March 1, 2023. Refer to Notes 5 and 34 for more details.

Credit Facilities

During the fourth quarter of 2022, AltaGas closed an amendment on the Petrogas $200 million unsecured extendible revolving credit facility in which AltaGas has replaced Petrogas as the borrower. As at December 31, 2022, AltaGas held $2.5 billion (December 31, 2021 - $2.3 billion) of unsecured revolving credit facilities. These facilities include a $2 billion five-year extendable committed revolving tranche, a $300 million two-year extendable side car revolving tranche, and a $200 million three-year revolving credit facility (previously at Petrogas). Draws on the facilities can be by way of prime loans, U.S. base-rate loans, SOFR loans, bankers' acceptances, or letters of credit. Outstanding bank loans under this facility as at December 31, 2022 were $860 million (December 31, 2021 - $375 million).

As at December 31, 2022, AltaGas held a $450 million unsecured two-year term credit facility which was initiated on August 25, 2022. Draws on the facility can be by way of prime loans, U.S. base-rate loans, SOFR loans, bankers' acceptances, or letters of credit. Outstanding bank loans under this facility as at December 31, 2022 were $450 million.

As at December 31, 2022, WGL held a US$300 million (December 31, 2021 - US$300 million) unsecured revolving credit facility. Draws on the facility can be by way of prime loans, U.S. base-rate loans, LIBOR loans, bankers’ acceptances, or letters of credit. There were no outstanding bank loans under this facility as at December 31, 2022 or December 31, 2021.

As at December 31, 2022, Washington Gas held a US$450 million (December 31, 2021 - US$450 million) unsecured revolving credit facility. Draws on the facility can be by way of prime loans, U.S. base-rate loans, LIBOR loans, bankers’ acceptances, or letters of credit. There were no outstanding bank loans under this facility as at December 31, 2022 or December 31, 2021.

WGL and Washington Gas use short-term debt in the form of commercial paper and advances under its syndicated bank credit facilities to fund seasonal cash requirements. Revolving committed credit facilities are maintained in an amount equal to or greater than the expected maximum commercial paper position. As at December 31, 2022, outstanding commercial paper classified as long-term debt totaled $386 million (December 31, 2021 - $469 million).

As at December 31, 2022, SEMCO held a US$150 million (December 31, 2021 - US$150 million) unsecured extendible revolving facility. Draws on the facility can be by way of letters of credit, Alternate Base Rate or Eurodollar loans. There were US$140 million outstanding bank loans under this facility as at December 31, 2022 (December 31, 2021 - US$95 million).

As at December 31, 2021, Petrogas held a $25 million swingline facility. There were no outstanding bank loans under this facility as at December 31, 2021. The facility was terminated in December 2022.

AltaGas Ltd. – 2022 MD&A and Financial Statements - 99

17. Subordinated Hybrid Notes

As at	Maturity date	December 31, 2022	December 31, 2021
$300 million subordinated notes, Series 1	11-Jan-2082	$300	$—
$250 million subordinated notes, Series 2	17-Aug-2082	250	—
		$550	$—
Less: debt issuance costs		(6)	—
		$544	$—

On January 11, 2022, AltaGas closed its offering of $300 million of 5.25 percent Fixed-to-Fixed Rate Subordinated Notes, Series 1, due January 11, 2082. The subordinated notes were offered under AltaGas' short form base shelf prospectus dated February 22, 2021, as supplemented by a prospectus supplement dated January 5, 2022.

On August 17, 2022, AltaGas closed its offering of $250 million of 7.35 percent Fixed-to-Fixed Rate Subordinated Notes, Series 2, due August 17, 2082. The subordinated notes were offered under AltaGas' short form base shelf prospectus dated February 22, 2021, as supplemented by a prospectus supplement dated August 4, 2022.

For the year ended December 31, 2022, AltaGas recorded interest expense of $22 million on the subordinated hybrid notes (2021 - $nil).

18. Asset Retirement Obligations

As at December 31	2022	2021
Balance, beginning of year	$429	$379
Obligations acquired	—	5
New obligations	3	4
Obligations settled (a)	(10)	(10)
Disposals	(1)	—
Revision in estimated cash flow	(2)	40
Accretion expense (b)	20	19
Foreign exchange translation	23	(1)
Reclassified to liabilities associated with assets held for sale (note 5)	(4)	—
Total	$458	$436
Less: current portion (included in accounts payable and accrued liabilities)	(7)	(7)
Balance, end of year	$451	$429
(a)During the year ended December 31, 2022, approximately $7 million of asset retirement obligations included in accounts payable and accrued liabilities were settled (December 31, 2021 - $7 million).
(b)Certain amounts relating to Utility asset retirement obligations are recorded through regulatory assets or liabilities on the Consolidated Balance Sheets due to regulatory treatment. The remaining portion is recorded through the Consolidated Statements of Income.

The majority of the asset retirement obligations are associated with distribution and transmission systems in the Utilities segment.

AltaGas estimates the undiscounted cash required to settle the asset retirement obligations, excluding growth for inflation, at December 31, 2022 was $877 million (December 31, 2021 - $892 million).

The asset retirement obligations have been recorded in the Consolidated Financial Statements at estimated values discounted at rates between 2.0 and 8.4 percent (December 31, 2021 - between 2.0 to 8.5 percent) and are expected to be incurred

AltaGas Ltd. – 2022 MD&A and Financial Statements - 100

between 2023 and 2140 (December 31, 2021 - between 2022 and 2139). No assets have been legally restricted for settlement of the estimated liability.

19. Environmental Matters

AltaGas is subject to federal, provincial, state and local laws and regulations related to environmental matters. These laws and regulations may require expenditures over a long time frame to control environmental effects. Almost all of the environmental liabilities AltaGas has recorded are for costs expected to be incurred to remediate sites where AltaGas or a predecessor affiliate operated manufactured gas plants (MGPs). Estimates of liabilities for environmental response costs are difficult to determine with precision because of the various factors that can affect their ultimate level. These factors include, but are not limited to, the following:

▪the complexity of the site;
▪changes in environmental laws and regulations at the federal, state, and local levels;
▪the number of regulatory agencies or other parties involved;
▪new technology that renders previous technology obsolete or experience with existing technology that proves ineffective;
▪the level of remediation required; and
▪variations between the estimated and actual period of time that must be dedicated to respond to an environmentally-contaminated site.

AltaGas has identified up to twelve sites where it or its predecessors may have operated MGPs. In connection with these operations, AltaGas is aware that coal tar and certain other by-products of the gas manufacturing process are present at or near some former sites and may be present at others.

As at December 31, 2022, a liability of $13 million has been recorded on an undiscounted basis related to future environmental response costs (December 31, 2021 - $18 million) in the Consolidated Balance Sheets under the line items “accounts payable and accrued liabilities and other long-term liabilities”. These estimates principally include the minimum liabilities associated with a range of environmental response costs expected to be incurred. As at December 31, 2022, AltaGas estimated the maximum liability associated with all of its sites to be approximately $50 million (December 31, 2021 - $50 million). The estimates were determined by AltaGas’ environmental experts, based on experience in remediating MGP sites and advice from legal counsel and environmental consultants. The variation between the recorded and estimated maximum liability primarily results from differences in the number of years that will be required to perform environmental response processes and the extent of remediation that may be required.

As at December 31, 2022, AltaGas reported a regulatory asset of $15 million (December 31, 2021 - $16 million) for the portion of environmental response costs that are expected to be recoverable in future rates (Note 22).

AltaGas Ltd. – 2022 MD&A and Financial Statements - 101

20. Other Long-term Liabilities

As at	December 31, 2022	December 31, 2021
Deferred revenue	$11	$13
Customer advances for construction	69	59
Merger commitments	5	7
Non-retirement employee benefits (a)	51	19
Uncertain tax positions (note 21)	20	20
Other	19	16
	$175	$134
Less: liabilities associated with assets held for sale (note 5)	(53)	—
	$122	$134
(a)Consists of long-term portion of liabilities relating to employee incentive plans and other non-retirement related employee benefits.

21. Income Taxes

Year Ended December 31	2022	2021
Income before income taxes - consolidated	$716	$446
Statutory income tax rate (%)	23.0	23.0
Expected taxes at statutory rates	$165	$103
Add (deduct) the tax effect of:
Permanent differences	$2	$3
Statutory and other rate differences	1	25
Deferred income tax recovery on regulated assets	(21)	(18)
Tax differences on divestitures and transactions	(3)	(4)
Other	(1)	(3)
	$143	$106
Income tax provision
Current	$23	$59
Deferred	120	47
	$143	$106
Effective income tax rate (%)	20.0	23.8

Net deferred income tax liabilities were composed of the following:

As at	December 31, 2022	December 31, 2021
PP&E and intangible assets	$1,862	$1,709
Regulatory assets	(187)	(233)
Tax pools, deferred financing, and compensation	(238)	(236)
Other	(69)	(84)
Valuation allowance	1	2
	$1,369	$1,158

AltaGas Ltd. – 2022 MD&A and Financial Statements - 102

The amount shown on the Consolidated Balance Sheets as deferred income tax liabilities represents the net differences between the tax basis and book carrying values on the Corporation's balance sheets at enacted tax rates.

As at December 31, 2022, the Corporation had tax-effected non-capital losses of approximately $338 million, which will be available to offset future taxable income. If not used, these losses will expire between 2027 and 2042.

Uncertain Tax Positions

The Corporation recognizes the benefit of an uncertain tax position only when it is more likely than not that such a position will be sustained by the taxing authorities based on the technical merits of the position. The current and deferred tax impact is equal to the largest amount, considering possible settlement outcomes, that has greater than 50 percent likelihood of being realized upon settlement with the taxing authorities.

On an annual basis, the Corporation and its subsidiaries file tax returns in Canada and various foreign jurisdictions. In Canada, AltaGas' federal and provincial tax returns for the years 2013 to 2021 remain subject to examination by taxation authorities. In the United States, both the federal and state tax returns for the years 2018 to 2021 remain subject to examination by the taxation authorities.

Management determined that the following provision was required for uncertainty on income taxes during the year:

Year ended December 31	2022	2021
Balance, beginning of year	$20	$21
Settlement	—	(1)
Balance, end of year	$20	$20

22. Regulatory Assets and Liabilities

AltaGas accounts for certain transactions in accordance with ASC 980, Regulated Operations. AltaGas refers to this accounting guidance for regulated entities as “regulatory accounting”. Under regulatory accounting, utilities are permitted to defer expenses and income as regulatory assets and liabilities, respectively, in the Consolidated Balance Sheets when it is probable that those expenses and income will be allowed in the rate-setting process in a period different from the period in which they would have been reflected in the Consolidated Statements of Income by a non-rate-regulated entity. These deferred regulatory assets and liabilities are included in the Consolidated Statements of Income in future periods when the amounts are reflected in customer rates. If an application is filed to modify customer rates with certain regulatory commissions, AltaGas is permitted to charge customers new rates, subject to refund, until the regulatory commission renders a final decision. During this interim period, a provision is recorded for a rate refund regulatory liability based on the difference between the amount collected in rates and the amount expected to be recovered from a final regulatory decision.

Management’s assessment of the probability of recovery or pass-through of regulatory assets and liabilities requires judgment and interpretation of laws and regulatory agency orders, rules, and rate-making conventions. The relevant regulatory bodies are the MPSC, RCA, PSC of DC, PSC of MD, and SCC of VA.

If, for any reason, the Corporation ceases to meet the criteria for application of regulatory accounting for all or part of its operations, the regulatory assets and liabilities related to those portions ceasing to meet such criteria would be de-recognized from the Consolidated Balance Sheets and included in the Consolidated Statements of Income for the period in which the discontinuance of regulatory accounting occurs. Criteria that give rise to the discontinuance of regulatory accounting include: (i) increasing competition that restricts the ability of the Corporation to charge prices sufficient to recover specific costs, and (ii)

AltaGas Ltd. – 2022 MD&A and Financial Statements - 103

a significant change in the manner in which rates are set by regulatory agencies from cost-based regulation to another form of regulation. The Corporation’s review of these criteria currently supports the continued application of regulatory accounting for all its utilities.

The following table summarizes the regulatory assets and liabilities recorded in the Consolidated Balance Sheets, as well as the remaining period, as at December 31, 2022 and 2021, over which the Corporation expects to realize or settle the assets or liabilities:

As at December 31	2022	2021	Recovery Period
Regulatory assets - current
Deferred cost of gas (a)	$15	$20	Less than one year
Accelerated replacement recovery mechanisms (b)	11	7	Less than one year
Energy optimization costs	4	5	Less than one year
Virginia and Maryland revenue normalization (c)	8	16	Less than one year
	$38	$48
Regulatory assets - non-current
Deferred regulatory costs (c) (d)	$254	$199	1 - 53 years
Future recovery of pension and other retirement benefits (c)	1	33	2 - 20 years
Future recovery of non-retirement employee benefits (c) (e)	16	19	Various
Deferred environmental costs (c) (f)	15	16	Various
Deferred loss on debt transactions and derivative instruments (c) (g)	91	89	Various
Deferred future income taxes (c) (h)	42	43	Various
Energy efficiency program - Maryland (i)	31	23	Various
COVID-19 costs (j)	4	6	Various
Other	8	8	Various
	$462	$436
Less: non-current regulatory assets reclassified to assets held for sale (note 5)	(14)	—
	$448	$436
Regulatory liabilities - current
Deferred cost of gas (a)	$164	$71	Less than one year
Refundable tax credit	—	2	n/a
Federal income tax rate change (k)	1	1	Less than one year
Virginia rate refund (m)	5	—	Less than one year
Interruptible sharing (c)	3	4	Less than one year
Virginia and Maryland revenue normalization (a)	2	—	Less than one year
Virginia Coronavirus Relief Fund (n)	—	1	n/a
Other	8	—	Less than one year
	$183	$79
Regulatory liabilities - non-current
Future expense of pension and other retirement benefits (c)	$235	$425	Various
Future removal and site restoration costs (l)	490	453	Various
Deferred gain on debt transactions and derivative instruments (c) (g)	1	1	Various
Federal income tax rate change (k)	568	543	Various
Other	3	2	Various
	$1,297	$1,424
Less: non-current regulatory liabilities associated with assets held for sale (note 5)	(96)	—
	$1,201	$1,424
(a)Washington Gas is not entitled to a rate of return on these assets. Washington Gas is allowed to recover and required to pay, using short-term interest rates, the carrying costs related to billed gas costs due from and to its customers in the District of Columbia and Virginia jurisdictions.
(b)Represents amounts for deferred over or under collections of surcharges associated with Washington Gas' accelerated pipeline recovery programs in the District of Columbia, Maryland, and Virginia.
(c)Washington Gas is not entitled to a rate of return on these assets.
(d)Includes deferred gas costs and fair value of derivatives, which are not included in customer bills until settled.
(e)Represents the timing difference between the recognition of workers compensation and short-term disability costs in accordance with generally accepted accounting principles and the way these costs are recovered through rates.

AltaGas Ltd. – 2022 MD&A and Financial Statements - 104

(f)This balance represents allowed environmental remediation expenditures at SEMCO and Washington Gas sites to be recovered through rates.
(g)The losses or gains on the issuance and extinguishment of debt and interest-rate derivative instruments include unamortized balances from transactions executed in prior years. These transactions create gains and losses that are amortized over the remaining life of the debt as prescribed by regulatory accounting requirements. As at December 31, 2022, this also includes a fair value adjustment of $74 million (December 31, 2021 - $72 million) recorded on the WGL Acquisition in 2018.
(h)This balance represents amounts due from customers for deferred tax assets and liabilities related to tax benefits/expenses on deductions flowed directly to customers prior to the adoption of income tax normalizations for ratemaking purposes and to tax rate changes.
(i)Represents amounts for deferred credits associated with Washington Gas' participation in the energy conservation and efficiency program EmPower in Maryland.
(j)Regulatory assets established to capture and track incremental COVID-19 related costs.
(k)The Tax Cuts and Jobs Act (TCJA) was enacted on December 22, 2017, and required the Corporation to revalue its U.S. deferred tax assets and liabilities in 2018 to the lower federal corporate tax rate of 21 percent, resulting in excess accumulated deferred income taxes. The tax rate reduction created a reduction in deferred tax liability, which SEMCO Gas and Washington Gas are required to refund to ratepayers.
(l)This amount and timing of draw down is dependent upon the cost of removal of the underlying utility property, plant and equipment and its useful life.
(m)This amount represents estimated refunds related to customers billed at a higher rate during the interim period as part of the 2022 Virginia rate case.
(n)The Virginia Coronavirus Relief Fund was received by WGL to provide direct assistance to Virginia customers with balances over 60 days in arrears.

23. Accumulated Other Comprehensive Income (Loss)

($ millions)	Defined benefit pension and PRB plans	Hedge net investments	Translation foreign operations	Total
Opening balance, January 1, 2022	$(8)	$(158)	$159	$(7)
OCI before reclassification	4	(17)	640	627
Current period OCI (pre-tax)	$4	$(17)	$640	$627
Income tax on amounts retained in AOCI	(1)	2	—	1
Net current period OCI	$3	$(15)	$640	$628
Purchase of remaining non-controlling interest in subsidiaries (note 3)	—	—	5	5
Ending balance, December 31, 2022	$(5)	$(173)	$804	$626

Opening balance, January 1, 2021	$(12)	$(158)	$220	$50
OCI before reclassification	3	—	(61)	(58)
Amounts reclassified from OCI	3	—	—	3
Current period OCI (pre-tax)	$6	$—	$(61)	$(55)
Income tax on amounts retained in AOCI	(1)	—	—	(1)
Income tax on amounts reclassified to earnings	(1)	—	—	(1)
Net current period OCI	$4	$—	$(61)	$(57)
Ending balance, December 31, 2021	$(8)	$(158)	$159	$(7)

Reclassification From Accumulated Other Comprehensive Income

AOCI components reclassified	Income statement line item	Year Ended December 31, 2022	Year Ended December 31, 2021
Defined benefit pension and PRB plans	Other income	$—	$3
Deferred income taxes	Income tax expense – deferred	—	(1)
		$—	$2

AltaGas Ltd. – 2022 MD&A and Financial Statements - 105

24. Financial Instruments and Financial Risk Management

The Corporation’s financial instruments consist of cash and cash equivalents, accounts receivable, risk management contracts, certain long-term investments and other assets, accounts payable and accrued liabilities, dividends payable, short-term and long-term debt, and certain other current and long-term liabilities.

Fair Value Hierarchy

AltaGas categorizes its financial assets and financial liabilities into one of three levels based on fair value measurements and inputs used to determine the fair value.

Level 1 - fair values are based on unadjusted quoted prices in active markets for identical assets or liabilities. Fair values are based on direct observations of transactions involving the same assets or liabilities and no assumptions are used. Included in this category are publicly traded shares valued at the closing price as at the balance sheet date.

Level 2 - fair values are determined based on valuation models and techniques where inputs other than quoted prices included within Level 1 are observable for the asset or liability either directly or indirectly. AltaGas enters into derivative instruments in the futures, over-the-counter and retail markets to manage fluctuations in commodity prices and foreign exchange rates. The fair values of power, natural gas, NGL, LPG, ocean freight, and crude oil derivative contracts were calculated using forward prices based on published sources for the relevant period, adjusted for factors specific to the asset or liability, including basis and location differentials, discount rates, and currency exchange. The fair value of foreign exchange derivative contracts was calculated using quoted market rates.

Level 3 - fair values are based on inputs for the asset or liability that are not based on observable market data. AltaGas uses valuation techniques when observable market data is not available. Level 3 derivatives include physical contracts at illiquid market locations with no observable market data, long-dated positions where observable pricing is not available over the life of the contract, contracts valued using historical spot price volatility assumptions, and valuations using indicative broker quotes for inactive market locations. A significant change to any one of these inputs in isolation could result in a significant upward or downward fluctuation in the fair value measurement.

The following methods and assumptions were used to estimate the fair value of each significant class of financial instruments:

Other current liabilities - the carrying amounts approximate fair value because of the short maturity of these instruments.

Current portion of long-term debt, Long-term debt (including debt classified as held for sale), Subordinated hybrid notes, and Other long-term liabilities - the fair value of these liabilities was estimated based on discounted future interest and principal payments using the current market interest rates of instruments with similar terms.

Risk management assets and liabilities - the fair values of power, natural gas, NGL, and crude oil derivative contracts were calculated using forward prices from published sources for the relevant period. The fair value of foreign exchange derivative contracts was calculated using quoted market rates. The fair value of Level 3 derivative contracts was calculated using internally developed valuation inputs and pricing models.

Loans and receivables – the fair value of these assets was estimated based on discounted future interest and principal payments using the current market interest rates of instruments with similar terms.

AltaGas Ltd. – 2022 MD&A and Financial Statements - 106

As at	December 31, 2022
	Carrying Amount	Level 1	Level 2	Level 3	Total Fair Value
Financial assets
Fair value through net income (a)
Risk management assets - current	$132	$—	$96	$36	$132
Risk management assets - non-current	77	—	52	25	77
Fair value through regulatory assets (a)
Risk management assets - current	8	—	6	2	8
	217	$—	$154	$63	$217
Financial liabilities
Fair value through net income (a)
Risk management liabilities - current	$133	$—	$11	$122	$133
Risk management liabilities - non-current	170	—	4	166	170
Fair value through regulatory liabilities (a)
Risk management liabilities - current	39	—	—	39	39
Risk management liabilities - non-current	128	—	—	128	128
Amortized cost
Current portion of long-term debt	334	—	334	—	334
Long-term debt	8,694	—	7,721	—	7,721
Subordinated hybrid notes	544	—	480	—	480
Debt classified as held for sale (note 5)	63	—	60	—	60
Other current liabilities (b)	52	—	52	—	52
	$10,157	$—	$8,662	$455	$9,117
(a)To manage price risk associated with acquiring natural gas supply for Maryland, Virginia, and District of Columbia utility customers, Washington Gas, a subsidiary of the Corporation, enters into physical and financial derivative transactions. Any gains and losses associated with these derivatives are recorded as regulatory liabilities or assets, respectively, to reflect the rate treatment for these economic hedging activities. Additionally, as part of its asset optimization program, Washington Gas enters into derivatives with the primary objective of securing operating margins that Washington Gas will ultimately realize. Regulatory sharing mechanisms provide for the annual realized profit from these transactions to be shared between Washington Gas' shareholder and customers; therefore, changes in fair value are recorded through earnings, or as regulatory assets or liabilities to the extent that it is probable that realized gains and losses associated with these derivative transactions will be included in the rates charged to customers when they are realized.
(b)Excludes non-financial liabilities.

As at	December 31, 2021
	Carrying Amount	Level 1	Level 2	Level 3	Total Fair Value
Financial assets
Fair value through net income (a)
Risk management assets - current	$112	$—	$73	$39	$112
Risk management assets - non-current	50	—	22	28	50
Fair value through regulatory assets (a)
Risk management assets - current	1	—	—	1	1
Risk management assets - non-current	1	—	—	1	1
	$164	$—	$95	$69	$164
Financial liabilities
Fair value through net income (a)
Risk management liabilities - current	$113	$—	$58	$55	$113
Risk management liabilities - non-current	90	—	11	79	90
Fair value through regulatory liabilities (a)
Risk management liabilities - current	15	—	—	15	15
Risk management liabilities - non-current	75	—	—	75	75
Amortized cost
Current portion of long-term debt	511	—	511	—	511
Long-term debt	7,684	—	7,898	—	7,898
Other current liabilities (b)	43	—	43	—	43
	$8,531	$—	$8,521	$224	$8,745
(a)To manage price risk associated with acquiring natural gas supply for Maryland, Virginia, and District of Columbia utility customers, Washington Gas, a subsidiary of the Corporation, enters into physical and financial derivative transactions. Any gains and losses associated with these derivatives are

AltaGas Ltd. – 2022 MD&A and Financial Statements - 107

recorded as regulatory liabilities or assets, respectively, to reflect the rate treatment for these economic hedging activities. Additionally, as part of its asset optimization program, Washington Gas enters into derivatives with the primary objective of securing operating margins that Washington Gas will ultimately realize. Regulatory sharing mechanisms provide for the annual realized profit from these transactions to be shared between Washington Gas' shareholder and customers; therefore, changes in fair value are recorded through earnings, or as regulatory assets or liabilities to the extent that it is probable that realized gains and losses associated with these derivative transactions will be included in the rates charged to customers when they are realized.
(b)Excludes non‑financial liabilities.

Financial assets and liabilities not included in the fair value hierarchy table include money market funds, short term debt, and commercial paper. The carrying value of these financial instruments approximate their fair value, which reflects the short-term maturity and/or normal credit terms of these financial instruments.

The following table includes quantitative information about the significant unobservable inputs used in the fair value measurement of Level 3 financial instruments as at December 31, 2022:

	Net Fair Value	Valuation Technique	Unobservable Inputs	Range			Weighted Average (a)
Natural gas	$(222)	Discounted Cash Flow	Natural Gas Basis Price (per Dth)	$(2.59)	-	$14.00	$(0.50)
Natural gas	$(4)	Option Model	Natural Gas Basis Price (per Dth)	$(2.06)	-	$7.30	$0.73
			Annualized Volatility of Spot Market Natural Gas	22%	-	292%	91%
Electricity	$(166)	Discounted Cash Flow	Electricity Congestion Price (per MWh)	$(10.86)	-	$185.54	$23.20
(a)Unobservable inputs were weighted by transaction volume.

The following tables provide a reconciliation of changes in net fair value of derivative assets and liabilities classified as Level 3 in the fair value hierarchy:

For the year ended December 31	2022			2021
	Natural Gas	Electricity	Total	Natural Gas	Electricity	Total
Balance, beginning of year	$(107)	$(48)	$(155)	$(74)	$(19)	$(93)
Net realized and unrealized losses:
Recorded in income	(43)	(213)	(256)	(15)	(25)	(40)
Recorded in regulatory assets	(100)	—	(100)	(28)	—	(28)
Transfers out of Level 3	2	(30)	(28)	(1)	—	(1)
Purchases	—	16	16	—	4	4
Settlements	35	118	153	14	(8)	6
Foreign exchange translation	(13)	(9)	(22)	(3)	—	(3)
Balance, end of year	$(226)	$(166)	$(392)	$(107)	$(48)	$(155)

Transfers between different levels of the fair value hierarchy may occur based on fluctuations in the valuation and on the level of observable inputs used to value the instruments from period to period. Transfers into and out of the different levels of the fair value hierarchy are presented at the fair value as of the beginning of the period. Transfers out of Level 3 during the year ended December 31, 2022 were due to an increase in valuations using observable market inputs.

AltaGas Ltd. – 2022 MD&A and Financial Statements - 108

Realized and Unrealized Gains (Losses) Recorded to Income for Level 3 Measurements

Year Ended December 31	2022	2021
Recorded to revenue	$(258)	$(79)
Recorded to cost of sales	2	39
	$(256)	$(40)

Summary of Unrealized Gains (Losses) on Risk Management Contracts Recognized in Net Income

Year Ended December 31	2022	2021
Natural gas	$(57)	$6
Energy exports	21	38
Crude oil and NGLs	2	1
NGL frac spread	16	(13)
Power	(31)	9
Foreign exchange	—	(23)
	$(49)	$18

Offsetting of Derivative Assets and Derivative Liabilities

Certain of AltaGas’ risk management contracts are subject to master netting arrangements that create a legally enforceable right for a counterparty to offset the related financial assets and financial liabilities. As part of these master netting agreements, cash, letters of credit and parental guarantees may be required to be posted or obtained from counterparties in order to mitigate credit risk related to both derivative and non-derivative positions. Collateral balances are also offset against the related counterparties’ derivative positions to the extent the application would not result in the over-collateralization of those derivative positions on the balance sheet.

As at	December 31, 2022
	Gross amounts of recognized assets/liabilities	Gross amounts offset in balance sheet	Netting of collateral	Net amounts presented in balance sheet
Risk management assets (a)
Natural gas	$174	$(80)	$(17)	$77
Energy exports	105	(112)	34	27
Crude oil and NGLs	6	(4)	2	4
NGL frac spread	6	(6)	—	—
Power	153	(44)	—	109
	$444	$(246)	$19	$217

Risk management liabilities (b)
Natural gas	$360	$(80)	$—	$280
Energy exports	112	(112)	—	—
Crude oil and NGLs	4	(4)	—	—
NGL frac spread	9	(6)	—	3
Power	231	(44)	—	187
	$716	$(246)	$—	$470
(a)Net amount of risk management assets on the Balance Sheet is comprised of risk management assets (current) balance of $140 million and risk management assets (non‑current) balance of $77 million.
(b)Net amount of risk management liabilities on the Balance Sheet is comprised of risk management liabilities (current) balance of $172 million and risk management liabilities (non‑current) balance of $298 million.

AltaGas Ltd. – 2022 MD&A and Financial Statements - 109

As at	December 31, 2021
	Gross amounts of recognized assets/liabilities	Gross amounts offset in balance sheet	Netting of collateral	Net amounts presented in balance sheet
Risk management assets (a)
Natural gas	$94	$(22)	$(25)	$47
Energy exports	61	(60)	37	38
NGL frac spread	4	—	—	4
Power	101	(25)	(1)	75
	$260	$(107)	$11	$164

Risk management liabilities (b)
Natural gas	$164	$(22)	$(4)	$138
Energy exports	81	(60)	2	23
Crude oil and NGLs	6	—	2	8
NGL frac spread	23	—	—	23
Power	126	(25)	—	101
	$400	$(107)	$—	$293
(a)Net amount of risk management assets on the Balance Sheet is comprised of risk management assets (current) balance of $113 million and risk management assets (non‑current) balance of $51 million.
(b)Net amount of risk management liabilities on the Balance Sheet is comprised of risk management liabilities (current) balance of $128 million and risk management liabilities (non‑current) balance of $165 million.

Cash Collateral

The following table presents collateral not offset against risk management assets and liabilities:

As at	December 31, 2022	December 31, 2021
Collateral posted with counterparties	$2	$9
Cash collateral held representing an obligation	$4	$2

Any collateral posted that is not offset against risk management assets and liabilities is included in line item “prepaid expenses and other current assets” in the Consolidated Balance Sheets. Collateral received and not offset against risk management assets and liabilities is included in line item “customer deposits” in the Consolidated Balance Sheets.

Certain derivative instruments contain contract provisions that require collateral to be posted if the credit rating of AltaGas or certain of its subsidiaries falls below certain levels. At December 31, 2022 and December 31, 2021, AltaGas has not posted any collateral related to its derivative liabilities that contained credit-related contingent features. The following table shows the aggregate fair value of all derivative instruments with credit-related contingent features that are in a liability position, as well as the maximum amount of collateral that would be required if specific credit-risk-related contingent features underlying these agreements were triggered:

As at	December 31, 2022	December 31, 2021
Risk management liabilities with credit-risk-contingent features	$145	$42
Maximum potential collateral requirements	$68	$21

Risks Associated with Financial Instruments

AltaGas is exposed to various financial risks in the normal course of operations such as market risks resulting from fluctuations in commodity prices, currency exchange rates and interest rates as well as credit risk and liquidity risk.

AltaGas Ltd. – 2022 MD&A and Financial Statements - 110

Commodity Price Risk

AltaGas enters into financial derivative contracts to manage exposure to fluctuations in commodity prices. The use of derivative instruments is governed under formal risk management policies and is subject to parameters set out by AltaGas’ Risk Management Committee and Board of Directors. AltaGas does not make use of derivative instruments for speculative purposes.

Natural Gas

In the normal course of business, AltaGas purchases and sells natural gas to support its infrastructure business. The fixed price and market price contracts for both the purchase and sale of natural gas extend to 2033. In addition, AltaGas may enter into financial derivative contracts as part of WGL’s asset optimization program. WGL optimized the value of its long-term natural gas transportation and storage capacity resources during periods when these resources are not being used to physically serve utility customers.

AltaGas had the following forward contracts and commodity swaps outstanding related to the activities in the energy services business as at December 31, 2022 and 2021:

December 31, 2022	Fixed price (per GJ)	Period (months)	Notional volume (GJ)	Fair Value ($ millions)
Sales	1.75 to 20.38	1-130	244,060,786	$(54)
Purchases (a)	1.75 to 20.38	1-98	521,045,852	$(169)
Swaps	3.28 to 17.02	1-57	147,565,012	$20

December 31, 2021	Fixed price (per GJ)	Period (months)	Notional volume (GJ)	Fair Value ($ millions)
Sales	1.75 to 10.8	1-142	259,750,059	$(8)
Purchases	1.75 to 10.8	1-143	606,923,548	$(102)
Swaps	2.95 to 7.42	1-55	201,266,412	$19
(a)Excludes approximately 191,071,366 GJ of natural gas purchases through 2033 that are contingent on the in-service date of the Mountain Valley Pipeline.

Crude Oil and NGLs

In the normal course of business, AltaGas utilizes financial swaps to manage the impact of timing between when product is purchased and sold in addition to differing indices on purchase and sales.

December 31, 2022	Fixed price (per Bbl)	Period (months)	Notional volume (Bbl)	Fair Value ($ millions)
Swaps	44.19 to 120.45	1-12	1,597,173	$4

December 31, 2021	Fixed price (per Bbl)	Period (months)	Notional volume (Bbl)	Fair Value ($ millions)
Swaps	41.18 to 97.12	1-12	864,000	$(8)

Energy Exports

AltaGas entered into a series of swaps to lock in a portion of the volumes exposed to the propane and butane price differentials between North American Indices and the Far East Index for contracts not under tolling arrangements at RIPET and Ferndale. AltaGas had the following contracts outstanding as at December 31, 2022:

AltaGas Ltd. – 2022 MD&A and Financial Statements - 111

December 31, 2022	Fixed price (per Bbl)	Period (months)	Notional volume (Bbl)	Fair Value ($ millions)
Purchases	9.45	1-3	90,646	Less than $1 million
Propane and butane swaps	4.8 to 118.69	1-12	89,433,941	$27

December 31, 2021	Fixed price (per Bbl)	Period (months)	Notional volume (Bbl)	Fair Value ($ millions)
Propane and butane swaps	5.2 to 115.54	1-15	38,860,780	$15

NGL Frac Spread

AltaGas entered into a series of swaps to lock in a portion of the volumes exposed to NGL frac spread. AltaGas had the following contracts outstanding as at December 31, 2022 and 2021:

December 31, 2022	Fixed price	Period (months)	Notional volume		Fair Value ($ millions)
Propane swaps	48.94 to 50.79/Bbl	1-12	1,075,194	Bbl	$5
Crude oil swaps	108.65 to 113.88/Bbl	1-12	214,255	Bbl	$1
Natural gas swaps	4.5 to 4.98/GJ	1-12	6,139,191	GJ	$(9)

December 31, 2021	Fixed price	Period (months)	Notional volume		Fair Value ($ millions)
Propane swaps	33.14 to 59.75/Bbl	1-12	2,099,243	Bbl	$(15)
Butane swaps	36.19 to 36.20/Bbl	1-3	18,967	Bbl	$(1)
Crude oil swaps	63.25 to 89.86/Bbl	1-12	369,495	Bbl	$(4)
Natural gas swaps	2.54 to 3.89/GJ	1-12	11,873,390	GJ	$1

Power

AltaGas sells power to the Alberta Electric System Operator at market prices. AltaGas also sells power through its WGL Energy Services affiliate, to commercial, industrial and mass market users within the PJM Regional Transmission Organization at fixed and market prices. AltaGas' strategy is to mitigate the cash flow risk to power prices to provide predictable earnings. Therefore, AltaGas uses third-party swaps and purchase contracts to fix the prices over time on a portion of the volumes to mitigate financial exposure associated with the sale contracts. These power purchase and sale contracts extend to 2026. As at December 31, 2022, AltaGas had no intention to terminate any contracts prior to maturity. AltaGas had the following power commodity forward contracts and commodity swaps outstanding as at December 31, 2022 and 2021:

December 31, 2022	Fixed price (per MWh)	Period (months)	Notional volume (MWh)	Fair Value ($ millions)
Power sales	37.18 to 167.07	1-42	5,276,832	$(96)
Power purchases	37.18 to 167.07	1-42	6,341,582	$99
Swap purchases	(10.86) to 185.54	1-41	23,888,348	$(81)

December 31, 2021	Fixed price (per MWh)	Period (months)	Notional volume (MWh)	Fair Value ($ millions)
Power sales	27.19 to 93.94	1-42	4,938,045	$(60)
Power purchases	27.19 to 93.94	1-53	6,393,003	$69
Swap purchases	(8.13) to 86.84	1-41	22,845,569	$(35)

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The table below provides the potential impact on pre-tax income due to changes in the fair value of risk management contracts in place as at December 31, 2022:

Factor	Increase or decrease to forward prices	Increase or decrease to income before tax ($ millions)
PJM power price	US$1/MWh	43
NYMEX natural gas price	US$0.50/GJ	30
Energy Exports:
Propane Far East Index to domestic supply	$1/Bbl	(3)
Baltic LPG Freight	$1/Bbl	12
NGL frac spread:
Propane	$1/Bbl	(1)
Natural gas	$0.50/GJ	3

Foreign Exchange Risk

AltaGas is exposed to foreign exchange risk as changes in foreign exchange rates may affect the fair value or future cash flows of the Corporation’s financial instruments. AltaGas has foreign operations whereby the functional currency is the U.S. dollar. As a result, the Corporation’s earnings, cash flows, and OCI are exposed to fluctuations resulting from changes in foreign exchange rates. This risk is partially mitigated to the extent that AltaGas has U.S. dollar-denominated debt and/or preferred shares outstanding. AltaGas may also enter into foreign exchange forward derivatives to manage the risk of fluctuating cash flows due to variations in foreign exchange rates.

AltaGas may designate its external U.S. dollar-denominated debt or certain U.S. dollar-denominated loans that may give rise to a foreign currency transaction gain or loss as a net investment hedge of its U.S. subsidiaries. As at December 31, 2022, AltaGas has designated US$281 million of outstanding loans as a net investment hedge (December 31, 2021 - US$122 million). For the year ended December 31, 2022, a $15 million after-tax unrealized loss on the net investment hedge was recorded in OCI (2021 ‑ $nil).

As at December 31, 2022, AltaGas did not have any outstanding foreign exchange forward contracts. The following foreign exchange forward contracts were outstanding as at December 31, 2021:

Foreign exchange forward contract	Notional Amount (US$ millions)	Duration	Weighted average foreign exchange rate	Fair Value
Foreign exchange swaps (purchases)	US$10	Less than one year	1.2640	Less than $1 million

For the year ended December 31, 2022, AltaGas recorded an after-tax realized gain of less than $1 million on all foreign exchange forward contracts (2021 - after-tax realized gain of $19 million).

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Interest Rate Risk

AltaGas is exposed to interest rate risk as changes in interest rates may impact future cash flows and the fair value of its financial instruments. The Corporation manages its interest rate risk by holding a mix of both fixed and floating interest rate debt. As at December 31, 2022, approximately 78 percent of AltaGas’ total outstanding short-term and long-term debt was at fixed rates (December 31, 2021 - 87 percent). In addition, from time to time, AltaGas may enter into interest rate swap agreements to fix the interest rate on a portion of its banker’s acceptances issued under its credit facilities. There were no outstanding interest rate swaps as at December 31, 2022.

Credit Risk

Credit risk results from the possibility that a counterparty to a financial instrument fails to fulfill its obligations in accordance with the terms of the contract.

AltaGas' credit policy details the parameters used to grant, measure, monitor and report on credit provided to counterparties. AltaGas minimizes counterparty risk by conducting credit reviews on counterparties in order to establish specific credit limits, both prior to providing products or services and on a recurring basis. In addition, most contracts include credit mitigation clauses that allow AltaGas to obtain financial or performance assurances from counterparties under certain circumstances. AltaGas maintains an allowance for doubtful accounts in the normal course of its business.

AltaGas' maximum credit exposure consists primarily of the carrying value of the non-derivative financial assets and the fair value of derivative financial assets. As at December 31, 2022, AltaGas had no concentration of credit risk with a single counterparty.

Weather Related Instruments

WGL Energy Services utilizes heating degree day (HDD) instruments from time to time to manage weather and price risks related to its natural gas and electricity sales during the winter heating season. WGL Energy Services also utilizes cooling degree day (CDD) instruments and other instruments to manage weather and price risks related to its electricity sales during the summer cooling season. These instruments cover a portion of estimated revenue or energy-related cost exposure to variations in HDDs or CDDs. For the year ended December 31, 2022, a pre-tax loss of less than $1 million was recorded related to these instruments (2021 - pre-tax loss of less than $1 million).
Accounts Receivable Past Due or Impaired

With the exception of accounts receivable which are due in one year or less as summarized in the following table, AltaGas does not have any past due or impaired accounts receivable (AR) as at December 31, 2022:

As at December 31, 2022	Total	AR accruals	Receivables impaired	Less than 30 days	31 to 60 days	61 to 90 days	Over 90 days
Trade receivable	$2,067	$1,078	$41	$751	$87	$26	$84
Other	65	—	—	65	—	—	—
Allowance for credit losses	(41)	—	(41)	—	—	—
	$2,091	$1,078	$—	$816	$87	$26	$84

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As at December 31, 2021	Total	AR accruals	Receivables impaired	Less than 30 days	31 to 60 days	61 to 90 days	Over 90 days
Trade receivable	$1,431	$560	$39	$703	$52	$24	$53
Other	35	—	—	35	—	—	—
Allowance for credit losses	(39)	—	(39)	—	—	—	—
	$1,427	$560	$—	$738	$52	$24	$53

The following table provides a summary of changes to the allowance for credit losses by segment and major type:

	Year Ended December 31, 2022
	Accounts Receivable	Contract Assets (a)	Total
Utilities
Balance, beginning of period	$38	$—	$38
Foreign exchange translation	2	—	$2
Adjustments to allowance (b)	26	—	26
Written off	(29)	—	(29)
Recoveries collected	4	—	4
Reclassified to assets held for sale (note 5)	(1)	—	(1)
Balance, end of period	$40	$—	$40
Midstream
Balance, beginning of period	$1	$1	$2
Adjustments to allowance	—	—	—
Balance, end of period	$1	$1	$2
Total	$41	$1	$42
(a)An allowance for credit loss is assessed quarterly and is recorded based on historical default rates published by external credit rating agencies and a rate associated with the estimated time frame that the contract asset will be billed to the customer.
(b)Includes $2 million recorded to a regulatory asset relating to the impact of COVID-19 on uncollectible accounts.

	Year Ended December 31, 2021
	Accounts Receivable	Contract Assets (a)	Other long-term investments and other assets (b)	Total
Utilities
Balance, beginning of period	$40	$—	$—	$40
Adjustments to allowance (b)	15	—	—	15
Written off	(22)	—	—	(22)
Recoveries collected	5	—	—	5
Balance, end of period	$38	$—	$—	$38
Midstream
Balance, beginning of period	$1	$1	$2	$4
New allowance	—	—	(2)	(2)
Balance, end of period	$1	$1	$—	$2
Total	$39	$1	$—	$40
(a)An allowance for credit loss is assessed quarterly and is recorded based on historical default rates published by external credit rating agencies and a rate associated with the estimated time frame that the contract asset will be billed to the customer.
(b)Includes $5 million recorded to a regulatory asset relating to the impact of COVID-19 on uncollectible accounts.

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Liquidity Risk

Liquidity risk is the risk that AltaGas will not be able to meet its financial obligations as they come due. AltaGas manages this risk through its extensive budgeting and monitoring process to ensure it has sufficient cash and credit facilities to meet its obligations. AltaGas' objective is to maintain its investment-grade ratings to ensure it has access to debt and equity funding as required.

AltaGas had the following contractual maturities with respect to financial liabilities:

	Contractual maturities by period
As at December 31, 2022	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Accounts payable and accrued liabilities	$1,902	$1,902	$—	$—	$—
Short-term debt	293	293	—	—	—
Other current liabilities (a)	52	52	—	—	—
Risk management contract liabilities	470	172	183	57	58
Current portion of long-term debt (b)	327	327	—	—	—
Long-term debt (b)	8,641	—	2,241	1,968	4,432
Debt classified as held for sale	(60)	(7)	(12)	(12)	(29)
Subordinated hybrid notes	550	—	—	—	550
	$12,175	$2,739	$2,412	$2,013	$5,011
(a)Excludes non-financial liabilities.
(b)Excludes deferred financing costs, discounts, finance lease liabilities, the fair value adjustment on the WGL Acquisition, and debt classified as held for sale.

	Contractual maturities by period
As at December 31, 2021	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Accounts payable and accrued liabilities	$1,544	$1,544	$—	$—	$—
Short-term debt	169	169	—	—	—
Other current liabilities (a)	43	43	—	—	—
Risk management contract liabilities	293	128	85	25	55
Current portion of long-term debt (b)	506	506	—	—	—
Long-term debt (b)	7,639	—	1,356	1,775	4,508
	$10,194	$2,390	$1,441	$1,800	$4,563
(a)Excludes non-financial liabilities.
(b)Excludes deferred financing costs, discounts, finance lease liabilities, and the fair value adjustment on the WGL Acquisition.

AltaGas Ltd. – 2022 MD&A and Financial Statements - 116

25. Revenue

The following tables disaggregate revenue by major sources for the year:

	Year Ended December 31, 2022
	Utilities	Midstream	Corporate/Other	Total
Revenue from contracts with customers
Commodity sales contracts	$1,715	$6,260	$—	$7,975
Midstream service contracts	—	2,411	—	2,411
Gas sales and transportation services	3,179	—	—	3,179
Storage services	24	—	—	24
Other	9	—	1	10
Total revenue from contracts with customers	$4,927	$8,671	$1	$13,599

Other sources of revenue
Revenue from alternative revenue programs (a)	$94	$—	$—	$94
Leasing revenue (b)	—	232	99	331
Risk management and trading activities (c)	(28)	76	(3)	45
Other	(13)	31	—	18
Total revenue from other sources	$53	$339	$96	$488
Total revenue	$4,980	$9,010	$97	$14,087
(a)A large portion of revenue generated from the Utilities segment is subject to rate regulation and accordingly there are circumstances where the revenue recognized is mandated by the applicable regulators in accordance with ASC 980.
(b)Revenue generated from certain of AltaGas’ gas facilities is accounted for as operating leases. For the Corporate/Other segment, a significant amount of revenue earned is through power purchase agreements which are accounted for as operating leases.
(c)Risk management activities involve the use of derivative instruments such as physical and financial swaps, forward contracts, and options. These derivatives are accounted for under ASC 815 and ASC 825. A portion of revenue generated by the Utilities segment is from the physical sale and delivery of natural gas and power to end users.

AltaGas Ltd. – 2022 MD&A and Financial Statements - 117

	Year Ended December 31, 2021
	Utilities	Midstream	Corporate/Other	Total
Revenue from contracts with customers
Commodity sales contracts	$1,316	$4,667	$1	$5,984
Midstream service contracts	—	1,664	—	1,664
Gas sales and transportation services	2,582	—	—	2,582
Storage services	24	—	—	24
Other	8	—	4	12
Total revenue from contracts with customers	$3,930	$6,331	$5	$10,266

Other sources of revenue
Revenue from alternative revenue programs (a)	$92	$—	$—	$92
Leasing revenue (b)	—	168	102	270
Risk management and trading activities (c) (d)	(74)	12	(4)	(66)
Other	(12)	22	1	11
Total revenue from other sources	$6	$202	$99	$307
Total revenue	$3,936	$6,533	$104	$10,573
(a)A large portion of revenue generated from the Utilities segment is subject to rate regulation and accordingly there are circumstances where the revenue recognized is mandated by the applicable regulators in accordance with ASC 980.
(b)Revenue generated from certain of AltaGas’ gas facilities is accounted for as operating leases. For the Corporate/Other segment, a significant amount of revenue earned is through power purchase agreements which are accounted for as operating leases.
(c)Risk management activities involve the use of derivative instruments such as physical and financial swaps, forward contracts, and options. These derivatives are accounted for under ASC 815 and ASC 825. A portion of revenue generated by the Utilities segment is from the physical sale and delivery of natural gas and power to end users.
(d)WGL Midstream trading margins are reported in risk management and trading activities from the Midstream segment. Prior to the sale of the U.S. transportation and storage business in the second quarter of 2021, WGL Midstream entered into derivative contracts for the purpose of optimizing its storage and transportation capacity as well as managing the transportation and storage assets on behalf of third parties. The trading margins of WGL Midstream, including unrealized gains and losses on derivative instruments, are netted within revenues. Gross revenues for the year ended December 31, 2021 of $172 million associated with the GAIL Global (USA) LNG LLC (GAIL) contract and an Asset Management Agreement (AMA), which are in scope of ASC 606, are reported within risk management and trading activities. While the GAIL contract and AMA are individually not accounted for as derivatives, they are inseparable from the overall trading portfolio. Revenue from the GAIL contract is recognized at a point in time based on the actual volumes of the commodity sold at the delivery point, which corresponds to the customer’s monthly invoice amount. The GAIL contract had a term of 20 years and began on March 31, 2018. Revenue from the AMA is recognized based on the amount WGL Midstream has the right to invoice the customer in accordance with ASC 606. WGL executed the AMA in April 2020. AltaGas completed the sale of the U.S. transportation and storage business, including the GAIL contract and the AMA, in April 2021.

Revenue Recognition

The following is a description of the Corporation’s revenue recognition policy by segment and by major source of revenue from contracts with customers.

Utilities Segment

Gas Sales and Transportation Services

Customers are billed monthly based on regular meter readings. Customer billings are based on two main components: (i) a fixed service fee and (ii) a variable fee based on usage. Revenue is recognized over time when the gas has been delivered or as the service has been performed. As meter readings are performed on a cycle basis, AltaGas recognizes accrued revenue for any services rendered to its customers but not billed at month-end. The vast majority of these contracts are “at-will” as customers may cancel their service at any time, however, there are certain contracts that have terms of one year or longer. For these long-term contracts, there is generally a contract demand specified in the contract whereby the customer has to pay regardless of whether or not gas has been delivered. These contracts generally do not contain any make up rights and revenue is recognized on a monthly basis as service has been performed.

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Gas Storage Services

Gas storage customers are billed monthly for services provided. Customer billings are based on four components: (i) reservation charges; (ii) capacity charges; (iii) injection/withdrawal charges; and (iv) excess charges. Reservation charges are based on the customer’s contract withdrawal quantity, capacity charges are based on the customer’s total contract quantity, and injection/withdrawal charges are based on the volume of gas delivered to or from the customer. Excess charges are applied to each day that the storage quantity exceeds 100 percent of the customer’s maximum storage quantity. Revenue is recognized as the service has been performed over time on a monthly basis, which corresponds to the invoice amount. The majority of these contracts have terms extending beyond one year.

Commodity Sales

Commodity sales also include gas sales to residential, commercial, and industrial customers in certain states where WGL Energy Services is authorized as a competitive service provider. These commodity sales contracts have varying terms that generally range from one to five years. Customers are billed monthly based on the amount of gas delivered to the customer. Revenue is recognized based on the amount the Corporation is entitled to invoice the customer.

Midstream Segment

Commodity Sales

A portion of the NGL production from AltaGas’ extraction facilities is subject to frac spread between NGLs extracted and the natural gas purchased to make up the heating value of the NGLs extracted. For commodity sales contracts that do not meet the definition of a derivative or for contracts whereby AltaGas has elected to apply the normal purchase normal sales scope exception, the sales contract is accounted for under ASC 606. These commodity sales contracts have varying terms but the majority of the contracts have a one-year term which coincides with the NGL year. AltaGas recognizes revenue for commodity sales contracts at a point in time based on the actual volumes of the commodity sold at the delivery point, which corresponds to the customer’s monthly invoice amount.

Commodity sales contracts at RIPET and Ferndale generate revenue from the sale and delivery of LPGs to customers in Asia shipped from offshore export terminals. Revenue is recognized when LPGs are loaded onto transport vessels, which is the delivery point. AltaGas has the right to consideration in an amount that directly corresponds to the volumes of LPGs loaded on a vessel. AltaGas' commodity sales also include the sale of upgraded crude oil, processed finished products, and various fuels. Delivery takes place when there is a sales contract in place, specifying delivery volumes and sales prices. The consideration received under these contracts is variable based on commodity prices.

Midstream Service Contracts

AltaGas earns revenue from its field gathering and processing facilities, extraction facilities, storage facilities, truck hauling services, rail and truck loading and unloading terminalling, and transmission systems through a variety of contractual arrangements. For arrangements that do not contain a lease, the revenue is accounted for under ASC 606 as follows:

Fee-for-service – The customer is charged a fee for the service provided on a per unit volume basis. Contract terms generally range from one month to up to the life of the reserves. Revenue under this type of arrangement is recognized over time as the service is provided, which corresponds to the customer’s monthly invoice amount.

Take-or-pay – The customer has agreed to a minimum volume commitment whereby the customer must have AltaGas process or deliver a specified volume at a rate per unit that is specified in the contract. Quantities that the customer is unable to deliver

AltaGas Ltd. – 2022 MD&A and Financial Statements - 119

are considered deficiency quantities. Certain of AltaGas’ take-or-pay contracts contain provisions whereby the customer can make up deficiency quantities in subsequent periods. Under this type of arrangement, any consideration received relating to the deficiency quantities that will be made up in a future period will be deferred until either: (i) the customer makes up the volumes or (ii) the likelihood that the customer will make up the volumes before the make up period expires becomes remote. If AltaGas does not expect the customer to make up the deficiency quantities (also referred to as breakage amount), AltaGas may recognize the expected breakage amount as revenue before the make up period expires. Significant judgment is required in estimating the breakage amount. For contracts where the customer has no make up rights, revenue is recognized on a monthly basis based on the higher of (i) the actual quantity delivered times the per unit rate or (ii) the contracted minimum amount.

Storage fees are typically recognized in revenue ratably over the term of the contract and rail and truck loading and unloading fees are recognized when the volumes are delivered or received.

Corporate/Other Segment

For the Corporate/Other segment, the majority of revenue relates to remaining power assets, from which revenue is primarily earned through power purchase agreements which are accounted for as operating leases. In instances where power generation is not sold under a power purchase agreement, the commodity is sold via a merchant market, or via commodity sales agreements which are accounted for as financial instruments. For commodity sales contracts that do not meet the definition of a lease, derivative or for contracts whereby AltaGas has elected to apply the normal purchase normal sales scope exception, the sales contract is accounted for under ASC 606.

Contract Balances

As at December 31, 2022, a contract asset of $41 million (December 31, 2021 - $54 million) has been recorded on the Consolidated balance Sheets, of which $38 million ($37 million net of credit losses) is included within long-term investments and other assets (December 31, 2021 – $41 million net of credit losses) and $4 million within prepaid expenses and other current assets (December 31, 2021 - $13 million). This contract asset represents the difference in revenue recognized under a new rate in a blend-and-extend modification with a customer. Revenue from this contract modification was recognized at a pre-modification rate until December 31, 2020, with the excess revenue recorded as a contract asset. The contract asset is now being drawn down over the remaining term of the modified contract.

At December 31, 2022, contract liabilities of $nil (December 31, 2021 - $1 million) have been recorded within other current liabilities on the Consolidated Balance Sheets. Contract assets and liabilities are reported in a net position on a contract-by-contract basis at the end of each reporting period.

Contract Assets

As at	December 31, 2022	December 31, 2021
Balance, beginning of year	$54	$71
Additions	1	—
Amortization (a)	(4)	(4)
Transfers to accounts receivable (b)	(10)	(13)
Balance, end of year	$41	$54
(a)Represents the drawdown of a contract asset under a blend-and-extend contract modification.
(b)Amounts included in contract assets are transferred to accounts receivable when AltaGas’ right to consideration becomes unconditional.

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Contract Liabilities

As at	December 31, 2022	December 31, 2021
Balance, beginning of year	$1	$—
Additions	—	1
Revenue recognized from contract liabilities (a)	(1)	—
Balance, end of year	$—	$1
(a)Recognition of revenue related to performance obligations satisfied in the current period for amounts that were previously included in contract liabilities.

Transaction Price Allocated to the Remaining Obligations

The following table includes estimated revenue expected to be recognized in the future related to performance obligations that are unsatisfied as of December 31, 2022:

	2023	2024	2025	2026	2027	2028 & beyond	Total
Midstream service contracts	$120	$120	$116	$113	$112	$784	$1,365
Storage services	25	25	25	25	25	106	231
Other	2	2	2	2	2	5	15
	$147	$147	$143	$140	$139	$895	$1,611

AltaGas applies the practical expedient available under ASC 606 and does not disclose information about the remaining performance obligations for (i) contracts with an original expected length of one year or less, (ii) contracts for which revenue is recognized at the amount to which AltaGas has the right to invoice for performance completed, and (iii) contracts with variable consideration that is allocated entirely to a wholly unsatisfied performance obligation or to a wholly unsatisfied promise to transfer a distinct good or service that forms part of a single performance obligation. In addition, the table above does not include any estimated amounts of variable consideration that are constrained. The majority of midstream service contracts, gas sales and transportation service contracts, and storage service contracts contain variable consideration whereby uncertainty related to the associated variable consideration will be resolved (usually on a daily basis) as volumes are processed, gas is delivered or as service is provided.

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26. Shareholders’ Equity

Authorization

AltaGas is authorized to issue an unlimited number of voting common shares. AltaGas is also authorized to issue such number of preferred shares in series at any time as have aggregate voting rights either directly or on conversion or exchange that in the aggregate represent less than 50 percent of the voting rights attaching to the then issued and outstanding Common Shares.

Common Shares Issued and Outstanding (a)	Number of shares	Amount
January 1, 2021	279,494,299	$6,723
Shares issued for cash on exercise of options	774,739	15
Deferred taxes on share issuance cost	—	(3)
December 31, 2021	280,269,038	$6,735
Shares issued for cash on exercise of options	1,262,795	28
Deferred taxes on share issuance cost	—	(2)
Issued and outstanding at December 31, 2022	281,531,833	$6,761
(a)Dividends declared per share for the year ended December 31, 2022 was $1.06 (December 31, 2021 - $1.00).

Preferred Shares

As at	December 31, 2022		December 31, 2021
Issued and Outstanding (a) (b)	Number of shares	Amount	Number of shares	Amount
Series A	6,746,679	$169	6,746,679	$169
Series B	1,253,321	31	1,253,321	31
Series C (c)	—	—	8,000,000	206
Series E	8,000,000	200	8,000,000	200
Series G	6,885,823	172	6,885,823	172
Series H	1,114,177	28	1,114,177	28
Series K (d)	—	—	12,000,000	300
Share issuance costs, net of taxes		(14)		(30)
	24,000,000	$586	44,000,000	$1,076
(a)On January 11, 2022, in connection with the offering of the Subordinated Notes, Series 1, AltaGas issued $300 million in Preferred Shares, Series 2022-A, to be held in the AltaGas Hybrid Trust with Computershare Trust Company of Canada acting as a trustee. Refer to Notes 13 and 17 for more details.
(b)On August 17, 2022, in connection with the offering of the Subordinated Notes, Series 2, AltaGas issued $250 million in Preferred Shares, Series 2022-B, to be held in the AltaGas Hybrid Trust with Computershare Trust Company of Canada acting as a trustee. Refer to Notes 13 and 17 for more details.
(c)On September 30, 2022, AltaGas redeemed all of its outstanding U.S. dollar denominated Series C Preferred Shares. A loss of $74 million was recognized upon redemption, which was comprised of a $69 million foreign exchange loss and a $5 million loss related to share issuance costs for the preferred shares.
(d)On March 31, 2022, AltaGas redeemed all of its outstanding Series K Preferred Shares. A loss of $10 million was recognized upon redemption related to share issuance costs for the preferred shares.

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The following table outlines the characteristics of the cumulative redeemable preferred shares (a) (h) (i):

	Current yield	Annual dividend per share(b)	Redemption price per share (g)	Redemption and conversion option date(c)(g)	Right to convert into(d)
Series A (e)	3.060%	$0.76500	$25	September 30, 2025	Series B
Series B (f) (g)	Floating	Floating	$25	September 30, 2025	Series A
Series E (e)	5.393%	$1.34825	$25	December 31, 2023	Series F
Series G (e)	4.242%	$1.06050	$25	September 30, 2024	Series H
Series H (f) (g)	Floating	Floating	$25	September 30, 2024	Series G
(a)The Corporation is authorized to issue up to 8,000,000 of Series F Shares, subject to certain conditions, upon conversion by the holders of the applicable currently issued and outstanding series of preferred shares noted opposite such series in the table on the applicable conversion option date. If issued upon the conversion of the applicable series of preferred shares, Series F Shares are also redeemable for $25.50 on any date after the applicable conversion option date, plus all accrued but unpaid dividends to, but excluding, the date fixed for redemption.
(b)The holders of Series A Shares, Series E Shares, and Series G Shares are entitled to receive a cumulative quarterly fixed dividend as and when declared by the Board of Directors. The holders of Series B Shares and Series H Shares are entitled to receive a quarterly floating dividend as and when declared by the Board of Directors. If issued upon the conversion of the applicable series of preferred shares, the holders of Series F Shares will be entitled to receive a quarterly floating dividend as and when declared by the Board of Directors.
(c)AltaGas may, at its option, redeem all or a portion of the outstanding shares for the redemption price per share, plus all accrued and unpaid dividends on the applicable redemption option date and on every fifth anniversary thereafter.
(d)The holder will have the right, subject to certain conditions, to convert their preferred shares of a specified series into preferred shares of that other specified series as noted in this column of the table on the applicable conversion option date and every fifth anniversary thereafter.
(e)Holders of Series A Shares, Series E Shares, and Series G Shares will be entitled to receive cumulative quarterly fixed dividends, which will reset on the redemption and conversion option date and every fifth year thereafter, at a rate equal to the sum of the then five-year Government of Canada bond yield plus 2.66 percent (Series A Shares), 3.17 percent (Series E Shares), and 3.06 percent (Series G Shares).
(f)Holders of Series B Shares and Series H Shares will be entitled to receive cumulative quarterly floating dividends, which will reset each quarter thereafter at a rate equal to the sum of the then 90-day Government of Canada Treasury Bill rate plus 2.66 percent (Series B Shares) and 3.06 percent (Series H Shares). Each quarterly dividend is calculated as the annualized amount multiplied by the number of days in the quarter, divided by the number of days in the year. Commencing December 31, 2022, the floating quarterly dividend rate is $0.41875 per share for Series B Shares and $0.44340 per share for Series H Shares for the period starting December 31, 2022 to, but excluding, March 31, 2023.
(g)Series B Shares can be redeemed for $25.50 per share on any date after September 30, 2015 that is not a Series B conversion date, plus all accrued and unpaid dividends to, but excluding, the date fixed for redemption. Series H Shares can be redeemed for $25.50 per share on any date after September 30, 2019 that is not a Series H conversion date, plus all accrued and unpaid dividends to, but excluding, the date fixed for redemption.
(h)The Series 2022-A Shares were issued to Computershare Trust Company of Canada to be held in trust to satisfy AltaGas’ obligations under the Series 1 Indenture, in connection with the issuance of the Subordinated Notes, Series 1. Holders of the Series 2022-A Shares shall not be entitled to receive any dividends, nor shall any dividends accumulate or accrue, on the Series 2022-A Shares prior to delivery to the holders of the Subordinated Notes, Series 1 following the occurrence of certain bankruptcy or insolvency events in respect of AltaGas. If at any time, AltaGas redeems, purchases for cancellation or repays the Subordinated Notes, Series 1 such number of Series 2022-A Shares with an aggregate issue price equal to the principal amount of Subordinated Notes, Series 1 redeemed, purchased for cancellation or repaid by AltaGas will be redeemed in accordance with the terms of the Series 2022-A Shares.
(i)The Series 2022-B Shares were issued to Computershare Trust Company of Canada to be held in trust to satisfy AltaGas’ obligations under the Series 2 Indenture, in connection with the issuance of the Subordinated Notes, Series 2. Holders of the Series 2022-B Shares shall not be entitled to receive any dividends, nor shall any dividends accumulate or accrue, on the Series 2022-B Shares prior to delivery to the holders of the Subordinated Notes, Series 2 following the occurrence of certain bankruptcy or insolvency events in respect of AltaGas. If at any time, AltaGas redeems, purchases for cancellation or repays the Subordinated Notes, Series 2 such number of Series 2022-B Shares with an aggregate issue price equal to the principal amount of Subordinated Notes, Series 2 redeemed, purchased for cancellation or repaid by AltaGas will be redeemed in accordance with the terms of the Series 2022-B Shares.

Share Option Plan

AltaGas has an employee share option plan under which officers, employees, and service providers (as defined by the TSX) are eligible to receive grants. As at December 31, 2022, 11,713,367 shares were reserved for issuance under the plan.

As at December 31, 2022, share options granted under the plan have a term between six and ten years until expiry and vest no longer than over a four‑year period.

As at December 31, 2022, the unexpensed fair value of share option compensation cost associated with future periods was $1 million (December 31, 2021 ‑ $3 million).

AltaGas Ltd. – 2022 MD&A and Financial Statements - 123

The following table summarizes information about the Corporation’s share options:

	December 31, 2022		December 31, 2021
As at	Options outstanding		Options outstanding
	Number of options	Exercise price (a)	Number of options	Exercise price (a)
Share options outstanding, beginning of year	8,679,508	$19.98	8,362,211	$21.06
Granted	—	—	1,878,670	18.77
Exercised	(1,262,795)	19.94	(774,739)	17.44
Forfeited	(107,799)	26.24	(214,259)	25.24
Expired	(350,775)	32.19	(572,375)	33.26
Share options outstanding, end of year	6,958,139	$19.28	8,679,508	$19.98
Share options exercisable, end of year	4,960,341	$19.38	4,435,287	$20.72
(a)Weighted average.

As at December 31, 2022, the aggregate intrinsic value of the total share options exercisable was $24 million (December 31, 2021 - $33 million), the total intrinsic value of share options outstanding was $33 million (December 31, 2021 - $68 million) and the total intrinsic value of share options exercised was $11 million (December 31, 2021 - $5 million).

The following table summarizes the employee share option plan as at December 31, 2022:

	Options outstanding			Options exercisable
	Number outstanding	Weighted average exercise price	Weighted average remaining contractual life (years)	Number exercisable	Weighted average exercise price	Weighted average remaining contractual life (years)
$14.52 to $18.00	1,739,186	$15.41	2.07	1,712,333	$15.40	2.04
$18.01 to $25.08	4,570,158	19.27	3.25	2,601,089	19.43	2.96
$25.09 to $37.86	648,795	29.70	0.72	646,919	29.71	0.71
	6,958,139	$19.28	2.72	4,960,341	$19.38	2.35

The fair value of each option granted is estimated on the date of grant using the Black-Scholes-Merton option pricing model. The weighted average grant date fair value and assumptions are as follows:

Year ended December 31 (a)	2022	2021
Fair value per options ($)	—	3.37
Risk-free interest rate (%)	—	0.42
Expected life (years)	—	6
Expected volatility (%) (b)	—	35.70
Annual dividend per share ($) (c)	—	1.00
Forfeiture rate (%)	—	—
(a)No options were granted in 2022.
(b)Expected volatility assumptions are based on the historic daily share price volatility.
(c)Annual dividend per share is calculated based on a weighted average share price and forward dividend yields as the grant dates.

Phantom Unit Plan (Phantom Plan) and Deferred Share Unit Plan (DSUP)

AltaGas has a Phantom Plan for employees, executive officers, and directors, which includes restricted units (RUs) and performance units (PUs) with vesting periods of 36 months from the grant date. In addition, AltaGas has a DSUP, pursuant to which directors receive deferred share units (DSUs). DSUs granted under the DSUP vest immediately but settlement of the DSUs occur when the individual ceases to be a director.

AltaGas Ltd. – 2022 MD&A and Financial Statements - 124

PUs, RUs, and DSUs (number of units)	2022	2021
Balance, beginning of year	3,877,843	5,920,300
Granted	1,413,790	1,611,727
Vested and paid out	(1,784,293)	(3,495,702)
Forfeited	(140,150)	(313,621)
Units in lieu of dividends	172,563	126,250
Additional units added by performance factor	792,309	28,889
Outstanding, end of year	4,332,062	3,877,843

For the year ended December 31, 2022, the compensation expense recorded for the Phantom Plan and DSUP was $50 million (2021 – $66 million). As at December 31, 2022, the unrecognized compensation expense relating to the remaining vesting period for the Phantom Plan was $14 million (December 31, 2021 ‑ $16 million) and is expected to be recognized over the vesting period.

27. Net Income Per Common Share

The following table summarizes the computation of net income per common share:

	Year Ended December 31
	2022	2021
Numerator:
Net income applicable to controlling interests	$523	$283
Less: Preferred share dividends	(40)	(53)
Loss on redemption of preferred shares (note 26)	(84)	—
Net income applicable to common shares	$399	$230
Denominator:
(millions of shares)
Weighted average number of common shares outstanding	281.0	279.9
Dilutive equity instruments (a)	2.3	1.8
Weighted average number of common shares outstanding - diluted	283.3	281.7
Basic net income per common share	$1.42	$0.82
Diluted net income per common share	$1.41	$0.82
(a)Determined using the treasury stock method.

For the year ended December 31, 2022, less than a million share options (2021 – 1.7 million) were excluded from the diluted net income per share calculation as their effects were anti‑dilutive.

28. Other Income

Year Ended December 31	2022	2021
Gains on asset sales (note 4)	$3	$6
Other components of net benefit cost (note 29)	74	64
Interest income and other revenue	17	11
Total	$94	$81

AltaGas Ltd. – 2022 MD&A and Financial Statements - 125

29. Pension Plans and Retiree Benefits

The costs of the defined benefit and post-retirement benefit plans are based on Management's estimate of the future rate of return on the fair value of pension plan assets, salary escalations, mortality rates and other factors affecting the payment of future benefits.

Defined Contribution Plan

AltaGas has a defined contribution (DC) pension plan for substantially all employees. The pension cost recorded for the DC plan was $25 million for the year ended December 31, 2022 (2021 - $22 million).

Defined Benefit Plans

AltaGas has several defined benefit pension plans for unionized and non-unionized employees, including one in Canada (which is comprised of five divisions) and five in the United States. The plans in the United States include a qualified, trusteed, non-contributory defined benefit pension plan, and a non-funded defined benefit restoration plan maintained by Washington Gas.

The defined benefit plans are fully funded except for two of the divisions in Canada, which are partially funded.

In 2021, AltaGas made the decision to wind-up the Canadian defined benefit pension plan effective March 31, 2022. As the decision to wind-up the plan was made in 2021, a curtailment of less than $1 million was recorded to AOCI for the year ended December 31, 2021. In October 2022, approval of the wind-up was received from the Alberta Superintendent of Pensions.

AltaGas’ most recent actuarial valuation of the Canadian defined benefit plan for funding purposes was completed for the year ended December 31, 2019. As the Canadian defined benefit plan is in the process of being wound up, no further actuarial valuations for this plan are required. Actuarial valuations for funding purposes are required annually for AltaGas’ U.S. defined benefit plans.

Supplemental Executive Retirement Plans (SERP)

AltaGas has non-registered defined benefit plans that provide defined benefit pension benefits to eligible executives based on average earnings, years of service and age at retirement. The SERP benefits will be paid from the general revenue of the Corporation as payments come due or from the Rabbi Trusts funded as part of the WGL acquisition. Security will be provided for the SERP benefits through a letter of credit within a retirement compensation arrangement trust account.

Several executive officers of Washington Gas participate in a separate non-funded defined benefit SERP (a non-qualified pension plan). This defined benefit SERP was closed to new entrants beginning January 1, 2010.

Post-Retirement Benefit Plans

AltaGas has several post-retirement benefit plans for unionized and non-unionized employees, including one in Canada and five in the United States. The post-retirement benefit plan in Canada is limited to the payment of life insurance and an annual allocation to a Healthcare Spending Account (HSA). This benefit plan is not funded.

Post-retirement benefit plans in the United States provide certain medical, prescription drug, dental, and life insurance benefits to eligible retired employees, their spouses and covered dependents. Benefits are based on a combination of the retiree's age and years of service at retirement. For eligible Washington Gas retirees and dependents not yet receiving Medicare benefits, Washington Gas provides medical, prescription drug, and dental benefits through Preferred Provider Organization (PPO) or

AltaGas Ltd. – 2022 MD&A and Financial Statements - 126

Health Maintenance Organization (HMO) plans, through the Washington Gas Light Company Retiree Medical Plan. For Medicare-eligible retirees age 65 and older and their dependents, eligible retirees and dependents participate in a tax-free Health Reimbursement Account (HRA) Plan. The HRA plan provides an annual subsidy to help purchase supplemental medical, prescription drug and dental coverage in the marketplace. One of these benefit plans is partially funded, three are fully funded, and one is not funded.

Rabbi Trusts

Rabbi trusts of $11 million as at December 31, 2022 have been funded to satisfy the employee benefit obligations associated with WGL’s various pension plans (December 31, 2021 - $18 million). These balances are included in the "prepaid expenses and other current assets" and "long-term investments and other assets" line items on the Consolidated Balance Sheets.

AltaGas Ltd. – 2022 MD&A and Financial Statements - 127

The following table summarizes the details of the defined benefit plans, including the SERP and post-retirement plans in Canada and the United States:

Year Ended December 31, 2022	Canada		United States		Total
	Defined Benefit	Post-Retirement Benefits	Defined Benefit	Post-Retirement Benefits	Defined Benefit	Post-Retirement Benefits
Projected benefit obligation (a)
Balance, beginning of year	$34	$2	$1,743	$430	$1,777	$432
Actuarial gain	(6)	—	(473)	(118)	(479)	(118)
Current service cost	3	—	22	10	25	10
Member contributions	—	—	—	3	—	3
Interest cost	1	—	52	13	53	13
Benefits paid	(4)	—	(83)	(23)	(87)	(23)
Expenses paid	—	—	(1)	—	(1)	—
Settlements	—	—	(5)	—	(5)	—
Other	—	—	—	1	—	1
Foreign exchange translation	—	—	98	25	98	25
	$28	$2	$1,353	$341	$1,381	$343
Less: projected benefit obligation reclassified to liabilities associated with assets held for sale (note 5) (b)	—	—	(85)	(9)	(85)	(9)
Balance, end of year	$28	$2	$1,268	$332	$1,296	$334

Plan assets
Fair value, beginning of year	$16	$—	$1,715	$1,058	$1,731	$1,058
Actual return on plan assets	(3)	—	(374)	(254)	(377)	(254)
Employer contributions	4	—	8	—	12	—
Member contributions	—	—	—	3	—	3
Benefits paid	(4)	—	(83)	(23)	(87)	(23)
Expenses paid	—	—	(1)	—	(1)	—
Settlements	—	—	(5)	—	(5)	—
Other	—	—	—	1	—	1
Foreign exchange translation	—	—	99	60	99	60
	$13	$—	$1,359	$845	$1,372	$845
Less: plan assets reclassified to assets held for sale (note 5) (b)	—	—	(93)	(3)	(93)	(3)
Fair value, end of year	$13	$—	$1,266	$842	$1,279	$842
Funded status (c)	$(15)	$(2)	$6	$504	$(9)	$502
(a)For post-retirement benefit plans, the projected benefit obligation represents the accumulated benefit obligation.
(b)Presented on a net basis in Note 5. See below for specific amounts included in the Consolidated Balance Sheets.
(c)Calculation includes plan assets and liabilities classified as held for sale.

AltaGas Ltd. – 2022 MD&A and Financial Statements - 128

Year Ended December 31, 2021	Canada		United States		Total
	Defined Benefit	Post-Retirement Benefits	Defined Benefit	Post-Retirement Benefits	Defined Benefit	Post-Retirement Benefits
Projected benefit obligation (a)
Balance, beginning of year	$37	$2	$1,800	$452	$1,837	$454
Actuarial gain	(4)	—	(39)	(19)	(43)	(19)
Current service cost	4	—	23	10	27	10
Member contributions	—	—	—	2	—	2
Interest cost	1	—	49	12	50	12
Benefits paid	(4)	—	(74)	(25)	(78)	(25)
Expenses paid	—	—	(1)	—	(1)	—
Settlements	—	—	(7)	—	(7)	—
Plan amendments	—	—	—	(1)	—	(1)
Foreign exchange translation	—	—	(8)	(1)	(8)	(1)
Balance, end of year	$34	$2	$1,743	$430	$1,777	$432

Plan assets
Fair value, beginning of year	$16	$—	$1,667	$1,016	$1,683	$1,016
Actual return on plan assets	—	—	125	67	125	67
Employer contributions	4	—	11	—	15	—
Member contributions	—	—	—	2	—	2
Benefits paid	(4)	—	(74)	(23)	(78)	(23)
Expenses paid	—	—	(1)	—	(1)	—
Settlements	—	—	(7)	—	(7)	—
Foreign exchange translation	—	—	(6)	(4)	(6)	(4)
Fair value, end of year	$16	$—	$1,715	$1,058	$1,731	$1,058
Funded status	$(18)	$(2)	$(28)	$628	$(46)	$626
(a)For post-retirement benefit plans, the projected benefit obligation represents the accumulated benefit obligation.

For the year ended December 31, 2022 and year ended December 31, 2021, AltaGas' defined benefit and post-retirement benefit pension plans incurred actuarial gains primarily due to the increase in discount rates, which were the result of an increase in high-quality corporate bond yield curves in the Canadian and U.S. markets.

The following amounts were included in the Consolidated Balance Sheets:

	December 31, 2022			December 31, 2021
	Defined Benefit	Post- Retirement Benefits	Total	Defined Benefit	Post-Retirement Benefits	Total
Prepaid post-retirement benefits	$28	$510	$538	$37	$637	$674
Assets held for sale (note 5)	8	—	8	—	—	—
Accounts payable and accrued liabilities (a)	(3)	—	(3)	(8)	—	(8)
Future employee obligations	(42)	(2)	(44)	(75)	(11)	(86)
Liabilities associated with assets held for sale (note 5)	—	(6)	(6)	—	—	—
	$(9)	$502	$493	$(46)	$626	$580
(a)Account balances on the Consolidated Balance Sheets also include certain non-pension related amounts.

AltaGas Ltd. – 2022 MD&A and Financial Statements - 129

The accumulated benefit obligation for all defined benefit plans were:

As at	December 31, 2022		December 31, 2021
	Canada	United States	Canada	United States
Accumulated benefit obligation (a)	$27	$1,307	$33	$1,659
(a)Accumulated benefit obligation differs from projected benefit obligation in that it does not include an assumption with respect to future compensation levels.

For those pension plans where the projected benefit obligation exceeded the fair value of plan assets as at December 31, 2022, the cumulative obligation and asset balances were:

As at	December 31, 2022		December 31, 2021
	Defined Benefit	Post-Retirement Benefits	Defined Benefit	Post-Retirement Benefits
Projected benefit obligation	$49	$11	$375	$14
Plan assets	$3	$3	$289	$3

For those pension plans where the accumulated benefit obligation exceeded the fair value of plan assets as at December 31, 2022, the cumulative obligation and asset balances were:

As at	December 31, 2022		December 31, 2021
	Defined Benefit	Post-Retirement Benefits	Defined Benefit	Post-Retirement Benefits
Accumulated benefit obligation	$48	$11	$221	$14
Plan assets	$3	$3	$158	$3

The following amounts were recorded in other comprehensive income (loss) and have not yet been recognized in net periodic benefit cost:

Year Ended December 31, 2022	Canada		United States		Total
	Defined Benefit	Post- Retirement Benefits	Defined Benefit	Post-Retirement Benefits	Defined Benefit	Post-Retirement Benefits
Past service cost	$—	$—	$—	$(1)	$—	$(1)
Net actuarial loss	(2)	—	—	(3)	(2)	(3)
Recognized in AOCI pre-tax	$(2)	$—	$—	$(4)	$(2)	$(4)
Increase by the amount included in deferred tax liabilities	—	—	—	1	—	1
Net amount in AOCI after-tax	$(2)	$—	$—	$(3)	$(2)	$(3)

Year Ended December 31, 2021	Canada		United States		Total
	Defined Benefit	Post- Retirement Benefits	Defined Benefit	Post- Retirement Benefits	Defined Benefit	Post- Retirement Benefits
Past service cost	$—	$—	$—	$(2)	$—	$(2)
Net actuarial gain (loss)	(5)	(1)	4	(6)	(1)	(7)
Recognized in AOCI pre-tax	$(5)	$(1)	$4	$(8)	$(1)	$(9)
Increase (decrease) by the amount included in deferred tax liabilities	1	—	(1)	2	—	2
Net amount in AOCI after-tax	$(4)	$(1)	$3	$(6)	$(1)	$(7)

AltaGas Ltd. – 2022 MD&A and Financial Statements - 130

The following amounts were recorded in a regulatory asset (liability) and have not yet been recognized in net periodic benefit cost:

Year Ended December 31, 2022	Canada		United States		Total
	Defined Benefit	Post- Retirement Benefits	Defined Benefit	Post- Retirement Benefits	Defined Benefit	Post- Retirement Benefits
Past service credit	$—	$—	$—	$(64)	$—	$(64)
Net actuarial gain	—	—	(47)	(123)	(47)	(123)
	$—	$—	$(47)	$(187)	$(47)	$(187)
Less: regulatory asset (liability) reclassified to assets (liabilities associated with assets) held for sale	—	—	(3)	3	(3)	3
Recognized in regulatory liability	$—	$—	$(50)	$(184)	$(50)	$(184)

Year Ended December 31, 2021	Canada		United States		Total
	Defined Benefit	Post- Retirement Benefits	Defined Benefit	Post- Retirement Benefits	Defined Benefit	Post- Retirement Benefits
Past service credit	$—	$—	$—	$(77)	$—	$(77)
Net actuarial gain	—	—	(26)	(289)	(26)	(289)
Recognized in regulatory liability	$—	$—	$(26)	$(366)	$(26)	$(366)
The costs of the defined benefit and post-retirement benefit plans are based on Management's estimate of the future rate of return on the fair value of pension plan assets, salary escalations, mortality rates and other factors affecting the payment of future benefits.

The net pension expense by plan was as follows:

	Year Ended December 31, 2022
	Canada		United States		Total
	Defined Benefit	Post-Retirement Benefits	Defined Benefit	Post-Retirement Benefits	Defined Benefit	Post-Retirement Benefits
Current service cost (a)	$3	$—	$22	$10	$25	$10
Interest cost (b)	1	—	52	13	53	13
Expected return on plan assets (b)	—	—	(79)	(38)	(79)	(38)
Amortization of past service credit (b)	—	—	—	(18)	—	(18)
Amortization of net actuarial loss (gain) (b)	—	—	2	(7)	2	(7)
Net benefit cost (income) recognized	$4	$—	$(3)	$(40)	$1	$(40)
(a)Recorded under the line item “operating and administrative” expenses on the Consolidated Statements of Income.
(b)Recorded under the line item “other income” on the Consolidated Statements of Income.

AltaGas Ltd. – 2022 MD&A and Financial Statements - 131

	Year Ended December 31, 2021
	Canada		United States		Total
	Defined Benefit	Post-Retirement Benefits	Defined Benefit	Post-Retirement Benefits	Defined Benefit	Post-Retirement Benefits
Current service cost (a)	$4	$—	$23	$10	$27	$10
Interest cost (b)	1	—	49	12	50	12
Expected return on plan assets (b)	(1)	—	(76)	(34)	(77)	(34)
Amortization of past service credit (b)	—	—	—	(18)	—	(18)
Amortization of net actuarial loss (gain) (b)	1	—	6	(6)	7	(6)
Plan settlements (b)	—	—	2	—	2	—
Net benefit cost (income) recognized	$5	$—	$4	$(36)	$9	$(36)
(a)Recorded under the line item “operating and administrative” expenses on the Consolidated Statements of Income.
(b)Recorded under the line item “other income” on the Consolidated Statements of Income.

The objective for fund returns for the Canadian defined benefit pension plan is a liability-matching fixed income portfolio that is constructed to have similar characteristics as the liabilities of the pension plan. The liability-matching fixed income portfolio is determined as the combination of fixed income indices that exhibit the same sensitivity to real and nominal interest rate changes as the liabilities of the pension plan.

The objective for fund returns for the pension plans in the United States, over three to five-year periods, is the sum of two components - a passive component, which is the benchmark index market returns for the asset mix in effect, plus the added value expected from active management, if applicable to the fund. It is the Corporation’s belief that the potential additional returns justify the additional risk associated with active management. The risk inherent in the investment strategy over a market cycle (a three-to five-year period) is two-fold. There is a risk that the market returns, as measured by the benchmark returns, will not be in line with expectations. The other risk is that the expected added value of active management over passive management will not be realized over the time period prescribed in each fund manager's mandate. There is also the risk of annual volatility in returns, which means that in any one year the actual return may be very different from the expected return.

Cash and money market investments may be held from time to time as short-term investment decisions at the discretion of the fund manager(s) within the constraints prescribed by their mandate(s).

The Corporation's target asset mix for the Canadian defined benefit plan is 100 percent fixed income assets. The target asset mix for SEMCO plans is 33 percent fixed income assets, for WGL plans is 50 percent to 70 percent fixed income assets. These objectives have taken into account the nature of the liabilities and the risk-reward tolerance of the Corporation.
The collective investment mixes for the defined benefit plans are as follows as at December 31, 2022 and December 31, 2021:

AltaGas Ltd. – 2022 MD&A and Financial Statements - 132

	Year Ended December 31, 2022
Canada	Fair value	Level 1	Level 2	Percentage of Plan Assets (%)
December 31, 2022
Cash and short-term equivalents	$2	$2	$—	15
Fixed income
Canadian bonds	11	$11	$—	85
	$13	$13	$—	100
December 31, 2021
Cash and short-term equivalents	$2	$2	$—	13
Fixed income
Canadian bonds	14	14	—	87
	$16	$16	$—	100

	Year Ended December 31, 2022
United States	Fair value	Level 1	Level 2	Percentage of Plan Assets (%)
December 31, 2022
Cash and short-term equivalents	$2	$2	$—	—
Canadian equities	2	2	—	—
Foreign equities (a)	247	247	—	20
Fixed income
Government debt	413	80	333	33
Corporate debt	355	30	325	28
Derivatives	2	—	2	—
Other (b)	11	—	11	1
Total investments in the fair value hierarchy	$1,032	$361	$671	82
Investments measured at net asset value using the NAV practical expedient (c)
Pooled separate accounts (d)	$43			3
Collective trust funds (e)	279			22
Total fair value of plan investments	$1,354			107
Net receivable (f)	5			—
	$1,359			107
Less: investments reclassified to assets held for sale	(93)			(7)
	$1,266			100
December 31, 2021
Cash and short-term equivalents	$2	$2	$—	—
Canadian equities	2	2	—	—
Foreign equities (a)	290	290	—	17
Fixed income
Government debt	346	39	307	20
Corporate debt	502	79	423	30
Derivatives	6	—	6	—
Other (b)	11	—	11	1
Total investments in the fair value hierarchy	$1,159	$412	$747	68
Investments measured at net asset value using the NAV practical expedient (c)
Private equity/limited partnership (g)	$46			3
Pooled separate accounts (d)	38			2
Collective trust funds (e)	467			27
Total fair value of plan investments	$1,710			100
Net receivable (f)	5			—
	$1,715			100

AltaGas Ltd. – 2022 MD&A and Financial Statements - 133

(a)Consists of investments in foreign equities include U.S. and international securities.
(b)As at December 31, 2022 and December 31, 2021, these investments consisted primarily of non-U.S. government bonds and asset-backed securities.
(c)In accordance with ASC Topic 820, these investments are measured at fair value using net asset value (NAV) per share as a practical expedient and, therefore, have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliations of the fair value hierarchy to the statements of net assets available for plan benefits.
(d)As at December 31, 2022, investments in pooled separate accounts consisted of 100 percent income producing properties located in the United States (December 31, 2021 - 100 percent).
(e)As at December 31, 2022, investments in collective trust funds consisted primarily of 79 percent common stock of U.S. companies (December 31, 2021 - 91 percent), 16 percent income producing properties located in the United States (December 31, 2021 - 9 percent), and 5 percent of short-term money market investments (December 31, 2021 - nil).
(f)As at December 31, 2022 and December 31, 2021, this net receivable primarily represents pending trades for investments sold and interest receivable net of pending trades for investments purchased.
(g)As at December 31, 2021, investments in a private equity/limited partnership consisted of common stock of international companies.

The collective investment mixes for the post-retirement benefit plans are as follows as at December 31, 2022 and December 31, 2021:

United States	Fair value	Level 1	Level 2	Percentage of Plan Assets (%)
December 31, 2022
Cash and short-term equivalents	$8	$8	$—	1
Foreign equities (a)	50	50	—	6
Fixed income
Government debt	101	21	80	12
Corporate debt	85	8	77	10
Other (b)	5	—	5	1
Total investments in the fair value hierarchy	$249	$87	$162	30
Investments measured at net asset value using the NAV practical expedient (c)
Commingled funds (d)	$596			71
Total fair value of plan investments	$845			101
Less: investments reclassified to assets held for sale	(3)			(1)
	$842			100
December 31, 2021
Cash and short-term equivalents	$6	$6	$—	1
Foreign equities (a)	60	60	—	6
Fixed income
Government debt	104	10	94	10
Corporate debt	122	20	102	11
Other (b)	6	—	6	1
Total investments in the fair value hierarchy	$298	$96	$202	29
Investments measured at net asset value using the NAV practical expedient (c)
Commingled funds (d)	$760			71
	$1,058			100
(a)Consists of investments in foreign equities include U.S. and international securities.
(b)As at December 31, 2022 and December 31, 2021, these investments consisted primarily of non-U.S. government bonds.
(c)In accordance with ASC Topic 820, these investments are measured at fair value using net asset value (NAV) per share as a practical expedient and, therefore, have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliations of the fair value hierarchy to the statements of net assets available for plan benefits.
(d)As at December 31, 2022, investments in commingled funds consisted of approximately 49 percent common stock of large-cap U.S. companies (December 31, 2021 - 51 percent), 23 percent U.S. Government fixed income securities (December 31, 2021 - 21 percent), and 28 percent corporate bonds for WGL’s post-retirement benefit plans (December 31, 2021 - 28 percent).

AltaGas Ltd. – 2022 MD&A and Financial Statements - 134

Year Ended December 31	2022		2021
Significant actuarial assumptions used in measuring net benefit plan costs	Defined Benefit	Post-Retirement Benefits	Defined Benefit	Post-Retirement Benefits
Discount rate (%)	2.50 - 5.05	3.10	1.90 - 2.85	2.50 - 3.10
Expected long-term rate of return on plan assets (%) (a)	2.83 - 6.50	3.00 - 6.50	4.75 - 7.00	3.37 - 7.00
Rate of compensation increase (%)	2.50 - 4.00	3.00	1.00 - 4.00	2.50 - 3.00
(a)Only applicable for funded plans

As at December 31	2022		2021
Significant actuarial assumptions used in measuring benefit obligations	Defined Benefit	Post-Retirement Benefits	Defined Benefit	Post-Retirement Benefits
Discount rate (%)	5.05 - 5.60	5.30 - 5.70	2.50 - 3.10	3.10
Rate of compensation increase (%)	2.50 - 4.00	3.00	2.50 - 4.00	3.00

The expected rate of return on assets is based on the current level of expected returns on risk free investments, the historical level of risk premium associated with other asset classes in which the portfolio is invested, and the expectations for future returns of each asset class. The expected return for each asset class was then weighted based on the target asset allocation to develop the expected rate of return on assets assumption for the portfolio.

The discount rate is based on yields available on high-quality long-term corporate bonds, with maturities matching the estimated timing and amount of expected benefit payments.

The estimates for health care benefits take into consideration increased health care benefits due to aging and cost increases in the future. The assumed health care cost trend rate used to measure the expected cost of benefits for the next year was between 2.8 and 6.5 percent. The health care cost trend rates were assumed to decline to between 2.6 and 5.0 percent by 2030.
The following table shows the expected cash flows for defined benefit pension and other post-retirement plans:

	Defined Benefit	Post-Retirement Benefits
Expected employer contributions:
2023	$8	$—
Expected benefit payments:
2023	$95	$23
2024	$94	$22
2025	$96	$22
2026	$97	$23
2027	$98	$23
2028 - 2032	$501	$119

30. Commitments, Guarantees, and Contingencies

Commitments

AltaGas has long-term natural gas purchase and transportation arrangements, LPG purchase agreements, crude oil and condensate purchase agreements, electricity purchase arrangements, service agreements, pipeline and storage service contracts, capital commitments, environmental commitments, merger commitments, and operating leases for office space,

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office equipment, vehicles, rail cars, land, storage, aquatic surface use, and other equipment, all of which are transacted at market prices and in the normal course of business.

Future payments of these commitments as at December 31, 2022 are estimated as follows:

	2023	2024	2025	2026	2027	2028 & beyond	Total
Gas purchase (a) (b)	$1,433	$1,209	$1,088	$1,014	$1,004	$3,406	$9,154
Pipeline and storage services (b) (c)	474	428	392	347	303	749	2,693
LPG purchase (d)	431	336	251	173	150	194	1,535
Electricity purchase (e)	869	616	231	56	16	2	1,790
Operating leases (f)	101	96	81	72	56	156	562
Service agreements (g) (h) (i)	76	53	47	38	29	251	494
Environmental (j)	10	1	1	1	—	—	13
Post-acquisition contingent payments (k)	5	—	—	—	—	—	5
Crude oil and condensate purchase (l)	14	—	—	—	—	—	14
Merger commitments (m)	5	2	1	1	1	—	10
Capital projects (n)	32	—	—	—	—	—	32
	$3,450	$2,741	$2,092	$1,702	$1,559	$4,758	$16,302
(a)AltaGas enters into contracts to purchase natural gas from various suppliers for its utilities. These contracts are used to ensure that there is an adequate supply of natural gas to meet the needs of customers and to minimize exposure to market price fluctuations. Gas purchase commitments are valued based on fixed prices and forward prices, which may fluctuate significantly from period to period. Pursuant to the May 26, 2022 announcement of the Alaska Utilities Disposition, $2.6 billion of the gas purchase commitments are associated with the assets held for sale at December 31, 2022. The transaction closed on March 1, 2023. Refer to Notes 5 and 34 for more details.
(b)Excludes an estimated US$7.6 billion of natural gas purchases through 2033 and US$1 billion of pipeline contracts through 2043 that are contingent on the in-service date of the Mountain Valley Pipeline.
(c)Pipeline and storage commitments include minimum payments for natural gas transportation, storage and peaking contracts that have expiration dates through 2044.
(d)AltaGas enters into contracts to purchase LPGs for its operations at RIPET and Ferndale. These contracts are used to ensure that there is an adequate supply of LPGs to meet shipment commitments and to minimize exposure to market price fluctuations. LPG purchase commitments are valued based on forward prices, which may fluctuate significantly from period to period.
(e)AltaGas enters into contracts to purchase electricity from various suppliers for its non-utility business. Electricity purchase commitments are based on existing fixed price and fixed volume contracts, and include US$78 million of commitments related to renewable energy credits.
(f)Operating leases include lease arrangements for office space, office equipment, field equipment, rail cars, aquatic use, vehicles, power and gas facilities, transmission and distribution assets, and land. Operating leases also include $203 million in future undiscounted cash flows associated with leasing arrangements for the use of Very Large Gas Carriers (VLGCs) that are anticipated to commence between 2023 and 2024 and $11 million in future discounted cash flows associated with leasing arrangements for rail cars commencing in 2023.
(g)In 2014, AltaGas' Blythe facility entered into a Long-Term Service Agreement (LTSA) with a service pro to complete various upgrade and maintenance services on the Combustion Turbines (CT) at the Blythe facility over 124,000 equivalent operating hours per CT, or 25 years, whichever comes first. The LTSA has variable fees on a per equivalent operating hour basis. As at December 31, 2022, the total commitment was $148 million payable over the next 13 years, of which $53 million is expected to be paid over the next 5 years.
(h)In 2017, AltaGas entered into a 12-year service agreement commencing in 2019 for tug services to support the marine operations of RIPET.
(i)In 2015, AltaGas entered into a Project Agreement that contemplated the sublease of lands from Ridley Terminals Inc. (RTI, now Trigon Pacific Terminals Ltd. (Trigon)), provision of certain terminal services, and access to Trigon's terminal facilities to support RIPET's operations for an initial term of 20 years ending in 2039. In 2019, RILE LP and Trigon executed a Terminal Services Agreement that formalized the concepts outlined in the Project Agreement.
(j)Environmental commitments include committed payments related to certain environmental response costs.
(k)Relating to certain air-related violations at the Ferndale terminal. The penalty was paid in full in February 2023.
(l)AltaGas enters into contracts to purchase crude oil and condensates for marketing, sale, and distribution. These contracts are used to ensure that there is an adequate supply of crude oil and condensates to meet the needs of customers and to minimize exposure to market price fluctuations. Crude oil and condensate commitments are valued based on forward prices, which may fluctuate significantly from period to period.
(m)Represents the estimated future payments of WGL merger commitments that have been accrued but not paid. Among other things, these commitments include rate credits distributable to both residential and non-residential customers to partially offset rate increases resulting from gas expansion, extension of natural gas service over a 10-year period and other programs, various public interest commitments, and safety programs. As at December 31, 2022, the cumulative amount of merger commitments that have been expensed but not yet paid is approximately US$8 million. Additionally, there are a number of operational commitments with various timeframes, including the funding of leak mitigation and reducing leak backlogs, the funding of damage prevention efforts, developing projects to extend natural gas service, maintaining pre-merger quality of service standards including odor call response times, increasing supplier diversity, achieving synergy savings benefits, as well as reporting and tracking related to certain commitments, and causing the development of 15 MW of either electric grid energy storage or tier one renewable resources.
(n)Commitments for capital projects. Estimated amounts are subject to variability depending on the actual construction costs.

AltaGas Ltd. – 2022 MD&A and Financial Statements - 136

Guarantees

AltaGas has guaranteed payments primarily for certain commitments on behalf of some of its subsidiaries. As at December 31, 2022, AltaGas has no guarantees issued on behalf of external parties.

Contingencies

AltaGas and its subsidiaries are subject to various legal claims and actions arising in the normal course of business. While the final outcome of such legal claims and actions cannot be predicted with certainty, the Corporation does not believe that the resolution of such claims and actions will have a material impact on the Corporation’s consolidated financial position or results of operations. As at December 31, 2022, a liability of US$4 million (approximately CAD $5 million) has been recorded for penalties related to certain alleged air-related violations at the Ferndale terminal. On January 13, 2023, Petrogas West, LLC signed a Settlement Agreement with the Northwest Clean Air Agency (NWCAA) in order to resolve these alleged violations. The penalty was paid in February 2023 and represents a full and final resolution of all claims brought, or that could have been brought by the NWCAA related to the alleged violations.

31. Related Party Transactions

In the normal course of business, AltaGas transacts with its subsidiaries, affiliates and joint ventures. Amounts due to or from related parties on the Consolidated Balance Sheets were measured at the exchange amount and were as follows:

As at	December 31, 2022	December 31, 2021
Due from related parties
Accounts receivable (a)	$1	$7
Due to related parties
Accounts payable (b)	$1	$7
(a)Receivables from affiliates.
(b)Payables to affiliates.

The following transactions with related parties have been recorded on the Consolidated Statements of Income for the years ended December 31, 2022 and 2021:

Year Ended December 31	2022	2021
Cost of sales (a)	$7	$6
(a)In the ordinary course of business, AltaGas obtained natural gas storage services from a joint venture.

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32. Supplemental Cash Flow Information

The following table details the changes in operating assets and liabilities from operating activities:

	Year Ended December 31
	2022	2021
Source (use) of cash:
Accounts receivable	$(691)	$(206)
Inventory	(324)	(232)
Risk management assets - current	4	4
Other current assets	(1)	4
Regulatory assets - current	13	(3)
Accounts payable and accrued liabilities	377	92
Customer deposits	14	27
Regulatory liabilities - current	98	(12)
Risk management liabilities - current	(6)	(1)
Other current liabilities	(12)	21
Other operating assets and liabilities	(122)	(104)
Changes in operating assets and liabilities	$(650)	$(410)

The following table details the changes in non-cash investing and financing activities:

	Year Ended December 31
	2022	2021
Decrease (increase) of balance:
Exercise of stock options	$3	$2
Common share dividends payable	$—	$22
Net right-of-use assets obtained in exchange for new operating lease liabilities	$(56)	$(38)
Net right-of-use assets obtained in exchange for new finance lease liabilities	$(14)	$(10)
Capital expenditures included in accounts payable and accrued liabilities	$6	$33

The following cash payments have been included in the determination of earnings:

	Year Ended December 31
	2022	2021
Interest paid (net of capitalized interest)	$304	$279
Income taxes paid	$17	$69

The following table is a reconciliation of cash and restricted cash balances:

As at December 31	2022	2021
Cash and cash equivalents	$53	$63
Restricted cash holdings from customers - current	—	3
Restricted cash included in prepaid expenses and other current assets (a)	3	8
Restricted cash included in long-term investments and other assets (note 12) (a)	8	10
Cash, cash equivalents, and restricted cash per Consolidated Statements of Cash Flows	$64	$84
(a)The restricted cash balances included in prepaid expenses and other current assets and long-term investments and other assets relate to Rabbi trusts associated with WGL’s pension plans (see Note 29).

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33. Segmented Information

AltaGas owns and operates a portfolio of assets and services used to move energy from the source to the end‑user. The following describes the Corporation’s reporting segments:

Utilities
■ rate-regulated natural gas distribution assets in Michigan, Alaska, the District of Columbia,
    Maryland, and Virginia. The sale of the Alaskan Utilities closed on March 1, 2023;
■ rate-regulated natural gas storage in the United States, of which certain storage facilities in Alaska were sold on March 1, 2023, pursuant to the Alaska Utilities Disposition; and
■ sale of energy to residential, commercial and industrial customers in Washington D.C.,
    Maryland, Virginia, Delaware, Pennsylvania and Ohio.

Midstream
■ NGL processing and extraction plants;
■ natural gas storage facilities;
■ liquefied petroleum gas (LPG) export terminals;
■ transmission pipelines to transport natural gas and NGLs;
■ natural gas gathering lines and field processing facilities;
■ purchase and sale of natural gas;
■ natural gas and NGL marketing;
■ marketing, storage and distribution of wellsite fluids and fuels, crude oil and condensate diluents; and
■ interest in a regulated pipeline in the Marcellus/Utica gas formation.

Corporate/Other
■ the cost of providing corporate services, financing and general corporate overhead, corporate assets, financing other segments, and the effects of changes in the fair value of certain risk management contracts; and
■ a small portfolio of remaining power assets.

The following table provides a reconciliation of segment revenue to the disaggregated revenue table disclosed in Note 25:

	Year Ended December 31, 2022
	Utilities	Midstream	Corporate/Other	Total
External revenue (note 25)	$4,980	$9,010	$97	$14,087
Segment revenue	$4,980	$9,010	$97	$14,087

	Year Ended December 31, 2021
	Utilities	Midstream	Corporate/Other	Total
External revenue (note 25)	$3,936	$6,533	$104	$10,573
Intersegment revenue	—	2	—	2
Segment revenue	$3,936	$6,535	$104	$10,575

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Geographic Information

Year Ended December 31	2022	2021
Revenue (a)
Canada	$8,915	$6,420
United States	5,155	4,304
Total	$14,070	$10,724
(a)Operating revenue from external customers, excluding unrealized gains or losses on risk management contracts.

As at December 31	2022	2021
Property, plant and equipment
Canada	$2,930	$3,109
United States	8,756	8,214
Total	$11,686	$11,323

Operating right-of-use assets
Canada	$212	$239
United States	69	72
Total	$281	$311

The following tables show the composition by segment:

	Year Ended December 31, 2022
	Utilities	Midstream	Corporate/Other	Intersegment Elimination	Total
Segment revenue (note 25)	$4,980	$9,010	$97	$—	$14,087
Cost of sales	(3,197)	(7,915)	(26)	—	(11,138)
Operating and administrative	(1,023)	(461)	(84)	—	(1,568)
Accretion expenses	(1)	(6)	—	—	(7)
Depreciation and amortization	(290)	(116)	(33)	—	(439)
Provisions on assets (note 6)	—	(6)	—	—	(6)
Income from equity investments	2	11	—	—	13
Other income	77	9	8	—	94
Foreign exchange gains	—	—	10	—	10
Interest expense	—	—	(330)	—	(330)
Income (loss) before income taxes	$548	$526	$(358)	$—	$716
Net additions (reductions) to:
Property, plant and equipment (a)	$822	$(117)	$(10)	$—	$695
Intangible assets	$2	$6	$1	$—	$9
(a)Net additions to property, plant, and equipment, and intangible assets may not agree to changes reflected in the Consolidated Statements of Cash Flows due to classification of business acquisition and foreign exchange changes on U.S. assets.

AltaGas Ltd. – 2022 MD&A and Financial Statements - 140

	Year Ended December 31, 2021
	Utilities	Midstream	Corporate/Other	Intersegment Elimination	Total
Segment revenue (note 25)	$3,936	$6,535	$104	$(2)	$10,573
Cost of sales	(2,273)	(5,412)	(25)	2	(7,708)
Operating and administrative	(906)	(475)	(95)	—	(1,476)
Accretion expenses	(1)	(6)	1	—	(6)
Depreciation and amortization	(285)	(104)	(33)	—	(422)
Provision on assets (note 6)	—	(59)	(5)	—	(64)
Income (loss) from equity investments	2	(263)	—	—	(261)
Other income	65	16	—	—	81
Foreign exchange gains (losses)	—	10	(6)	—	4
Interest expense	—	—	(275)	—	(275)
Income (loss) before income taxes	$538	$242	$(334)	$—	$446
Net additions (reductions) to:
Property, plant and equipment (a)	$705	$(284)	$8	$—	$429
Intangible assets	$2	$2	$2	$—	$6
(a)Net additions to property, plant, and equipment, and intangible assets may not agree to changes reflected in the Consolidated Statements of Cash Flows due to classification of business acquisition and foreign exchange changes on U.S. assets.

The following table shows goodwill and total assets by segment:

	Utilities	Midstream	Corporate/Other	Total
As at December 31, 2022
Goodwill	$3,718	$1,532	$—	$5,250
Segmented assets	$16,782	$6,728	$455	$23,965
As at December 31, 2021
Goodwill	$3,691	$1,462	$—	$5,153
Segmented assets	$14,603	$6,415	$575	$21,593

34. Subsequent Events

On March 1, 2023, AltaGas closed the sale of its 100 percent interest in ENSTAR and 65 percent indirect interest in CINGSA and other ancillary operations to TriSummit Utilities for consideration of approximately US$800 million (approximately CAD$1.1 billion) prior to closing adjustments.

Subsequent events have been reviewed through March 1, 2023, the date on which these audited Consolidated Financial Statements were issued.

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SUPPLEMENTAL QUARTERLY OPERATING INFORMATION

	Q4-22	Q3-22	Q2-22	Q1-22	Q4-21
OPERATING HIGHLIGHTS
UTILITIES
Natural gas deliveries - end use (Bcf) (1)	54.3	12.6	23.0	74.7	44.0
Natural gas deliveries - transportation (Bcf) (1)	34.0	21.5	26.1	43.7	31.2
Service sites (thousands) (2)	1,704	1,695	1,693	1,694	1,689
Degree day variance from normal - SEMCO Gas (%) (3)	(1.7)	(3.7)	1.8	3.2	(15.0)
Degree day variance from normal - ENSTAR (%) (3)	8.7	12.6	(9.6)	(11.7)	11.9
Degree day variance from normal - Washington Gas (%) (3) (4)	9.2	750.0	20.7	(1.3)	(12.7)
WGL retail energy marketing - gas sales volumes (Mmcf)	18,064	7,133	10,469	23,637	16,299
WGL retail energy marketing - electricity sales volumes (GWh)	3,328	3,670	3,123	3,096	3,167
MIDSTREAM
LPG export volumes (Bbls/d) (5)	97,152	110,453	110,845	87,967	76,609
Total inlet gas processed (Mmcf/d) (5)	1,274	1,228	1,205	1,472	1,534
Extraction ethane volumes (Bbls/d) (5)	21,947	21,178	21,706	29,654	27,000
Extraction NGL volumes (Bbls/d) (5) (6)	34,782	31,483	29,402	35,770	35,734
Fractionated volumes (Bbls/d) (5)	36,658	35,578	28,944	33,090	37,000
Frac spread - realized ($/Bbl) (5) (7)	25.14	27.78	28.70	23.92	9.18
Frac spread - average spot price ($/Bbl) (5) (8)	23.14	36.25	32.97	36.98	35.82
Propane Far East Index (FEI) to Mont Belvieu spread (US$/Bbl) (5) (9)	18.95	10.48	12.94	12.91	12.65
Butane FEI to Mont Belvieu spread (US$/Bbl) (5) (10)	18.59	11.87	11.84	10.95	10.29
(1)Bcf is one billion cubic feet.
(2)Service sites reflect all of the service sites of the utilities, including transportation and non‑regulated business lines.
(3)A degree day is a measure of coldness determined daily as the number of degrees the average temperature during the day in question is below 65 degrees Fahrenheit. Degree days for a particular period are determined by adding the degree days incurred during each day of the period. Normal degree days for a particular period are the average of degree days during the prior 15 years for SEMCO Gas, during the prior 10 years for ENSTAR, and during the prior 30 years for Washington Gas.
(4)In certain of Washington Gas’ jurisdictions (Virginia and Maryland) there are billing mechanisms in place that are designed to eliminate the effects of variance in customer usage caused by weather and other factors such as conservation. In the District of Columbia, there is no weather normalization billing mechanism nor does Washington Gas hedge to offset the effects of weather. As a result, colder or warmer weather will result in variances to financial results.
(5)Average for the period.
(6)NGL volumes refer to propane, butane, and condensate.
(7)Realized frac spread or NGL margin, expressed in dollars per barrel of NGL, is derived from sales recorded by the segment during the period for frac spread exposed volumes plus the settlement value of frac hedges settled in the period less extraction premiums, divided by the total frac exposed volumes produced during the period.
(8)Average spot frac spread or NGL margin, expressed in dollars per barrel of NGL, is indicative of the average sales price that AltaGas receives for propane, butane and condensate less extraction premiums, before accounting for hedges, divided by the respective frac spread exposed volumes for the period.
(9)Average propane price spread between FEI and Mont Belvieu TET commercial index.
(10)Average butane price spread between FEI and Mont Belvieu TET commercial index.

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OTHER INFORMATION

DEFINITIONS
Bbls/d    barrels per day
Bcf        billion cubic feet
Dth        dekatherm
GJ        gigajoule
GWh    gigawatt‑hour
Mmcf        million cubic feet
Mmcf/d    million cubic feet per day
MW        megawatt
MWh    megawatt‑hour
US$    United States dollar

ABOUT ALTAGAS

AltaGas is a leading North American energy infrastructure Company that connects NGLs and natural gas to domestic and global markets. The Company operates a diversified, lower-risk, high-growth Utilities and Midstream business that is focused on delivering resilient and durable value for its stakeholders.

For more information visit www.altagas.ca or reach out to one of the following:

Jon Morrison
Senior Vice President, Investor Relations & Corporate Development
Jon.Morrison@altagas.ca

Adam McKnight
Director, Investor Relations
Adam.McKnight@altagas.ca

Investor Inquiries
1-877-691-7199
investor.relations@altagas.ca

Media Inquiries
1-403-206-2841
media.relations@altagas.ca

AltaGas Ltd. – 2022 MD&A and Financial Statements - 143